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Follow-Up Materials

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REGISTRANT'S NAME Apollo Hospitals

*CURRENT ADDRESS

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AUG 20 2008
THOMSON REUTERS

**FORMER NAME

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FILE NO. 82- 34893 FISCAL YEAR 3-31-08

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DAT : 8/18/08

The Book of Dreams



25 Years
Apollo Hospitals
touching lives

ANNUAL REPORT 2007-2008

Most success stories start with a dream. It is with a great sense of fulfillment that I see the Apollo dream turn to reality before me every day. The dream 25 years ago was to provide quality healthcare to the masses. And today, the reality far surpasses anything I could have imagined all those years ago. Apollo is a household name today. The first choice for millions of people seeking to live healthier and happier lives. Apollo is also the first choice of the best doctors and health care professionals the world over. And home to some of the most *advanced, most effective technologies* the human mind can create. Our hospitals have made a name for their world-leading processes, world-beating success rate, and pioneering treatments. Our innovative health care initiatives reach out to more and more people every day. Restoring health, maintaining wellness... and most of all enabling people to live their dreams. It's been 25 years since Apollo began [illegible]



25 Years
Apollo Hospitals
touching lives

"Our mission is to bring healthcare of International standards within the reach of every individual. We are committed to the achievement and maintenance of Excellence in education, research and Healthcare for the benefit of humanity."

Dr. Prathap C Reddy

Founder and Executive Chairman

Apollo Hospitals Group

Contents

Board of Directors

Executive Chairman	Dr. Prathap C Reddy
Managing Director	Smt. Preetha Reddy
Executive Director - Finance	Smt. Suneeta Reddy
Executive Director - Operations	Smt. Sangita Reddy
Directors	Shri. P. Obul Reddy
	Shri. Rajkumar Menon
	Shri. Rafeeque Ahamed
	Shri. N. Vaghul
	Shri. Deepak Vaidya
	Shri. T.K. Balaji
	Shri. Habibullah Badsha
	Shri. Khairil Anuar Abdullah
	Shri. G. Venkatraman
	Shri. Steven J Thompson
	Shri. Neeraj Bharadwaj
	Shri. Sandeep Naik (Alternate Director to Shri. Neeraj Bharadwaj)
Chief Financial Officer & Company Secretary	Shri. S.K. Venkataraman
Group President	Shri. K. Padmanabhan

Corporate Information

Auditors	▪ M/s. S.Viswanathan, Chartered Accountants, Chennai - 600 004
Bankers	▪ Indian Overseas Bank, Andhra Bank, Canara Bank, Indian Bank, State Bank of Travancore, Citibank, IDBI Bank, HDFC Bank, ICICI Bank, Axis Bank, Oriental Bank of Commerce, Standard Chartered Bank, Bank of India.
Registered Office	▪ #19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028
Administrative Office	▪ Ali Towers, #55, Greams Road, Chennai - 600 006 e-mail: apolloshares@vsnl.net website: www.apollohospitals.com
Apollo Hospitals Chennai	▪ #21 & 24, Greams Lane, Off Greams Road, Chennai - 600 006 ▪ #320, Anna Salai, Nandanam, Chennai - 600 035 ▪ #646, T.H. Road, Tondiarpet, Chennai - 600 081 ▪ #154, E.V.R Periyar Salai, Chennai - 600 010
Madurai	▪ Lake View Road, KK Nagar, Madurai - 625 020
Aragonda	▪ Thavanampalle Mandal, Chittoor District, Andhra Pradesh - 517 129
Hyderabad	▪ Jubilee Hills, Hyderabad - 500 033 ▪ Old MLA Quarters, Hyderguda, Hyderabad - 500 029 ▪ Rajiv Gandhi Marg, Vikrampuri Colony, Secunderabad - 500 003 ▪ Apollo Hospitals DRDO, DMRL 'X' Roads, Kanchanbagh, Hyderabad - 500 058 ▪ Bhagyanagar Colony, Opp. Kukatpally Housing Board, Hyderabad - 500 072

Bilaspur	▪ Lingiyadi Village, Bilaspur, Chattisgarh - 495 001
Vishakapatnam	▪ #10-50-80, Waltair Main Road, Vishakapatnam - 530 002
Mysore	▪ Apollo BGS Hospitals, Adichunchanagiri Road, Kuvempu Nagar, Mysore - 570 023
Kakinada	▪ Main Road, Kakinada - 533 001
Bangalore	▪ #154/11, Bannerghatta Road, Opp. IIM, Bangalore - 560 076
Ahmedabad	▪ Plot No. 1A, GIDC Estate, Bhat Village, Gandhi Nagar, Gujarat - 382 428
Kolkata	▪ Apollo Gleneagles Hospital, # 58, Canal Circular Road, Kolkata - 700 054
New Delhi	▪ Sarita Vihar, Delhi Mathura Road, New Delhi - 110 044
Life style Centers	▪ # 105, GN Chetty Road, T Nagar, Chennai - 600 017
	▪ # T-95, 3rd Avenue, Anna Nagar, Chennai - 600 040
	▪ City Centre, # 445 Mint Street, Chennai - 600 079
	▪ Apollo Heart Centre, # 156, Greams Road, Chennai - 600 006
	▪ # 12, Prithvi Avenue, Alwarpet, Chennai - 600 018
	▪ Apollo Centre of Excellence for Women, # 15/42, Gandhi Mandapam Road, Kotturpuram, Chennai - 600 085
	▪ Apollo Emergency Centre, Near Santi Fire Works, Malakpet, Hyderabad - 500 036
	▪ Apollo Emergency Centre, Mehdipatnam 'X' Roads, Mehdipatnam, Hyderabad - 500 028
	▪ Apollo Gleneagles Clinic, # 48/1F, Leela Roy Sarani, Ghariahat, Kolkata - 700 019
	▪ City Centre, # 1, Tulsibaug Society, Opp. Doctor House, Ellisbridge, Ahmedabad - 380 006
	▪ Apollo Clinic, KR 28 VIP Road, Port Blair, Andaman - 744 101

Notice to the Shareholders

Notice is hereby given that the **Twenty Seventh Annual General Meeting** of the Company will be held on Thursday, the 28th day of August 2008 at 10.00 A.M at Kamaraj Arangam, No. 492 Anna Salai, Teynampet, Chennai - 600 018 to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Profit and Loss account for the year ended 31st March 2008 and the Balance Sheet as at that date, the Directors' and Auditors' Report thereon.

2. To declare a dividend on equity shares for the financial year ended 31st March 2008.

3. To appoint a Director in place of Shri. Rajkumar Menon, who retires by rotation and being eligible, offers himself for re-appointment.

4. To appoint a Director in place of Shri. Khairil Anuar Abdullah, who retires by rotation and being eligible, offers himself for re-appointment.

5. To appoint a Director in place of Shri. G. Venkatraman, who retires by rotation and being eligible, offers himself for re-appointment.

6. To appoint a Director in place of Smt. Suneeta Reddy, who retires by rotation and being eligible, offers herself for re-appointment.

7. To appoint Auditors for the current year and fix their remuneration, M/s. S. Viswanathan, Chartered Accountants, Chennai retire and are eligible for re-appointment.

SPECIAL BUSINESS

8. To consider and, if thought fit, to pass with or without modification(s) the following resolution as an **ORDINARY RESOLUTION**

   "RESOLVED THAT, Shri. Steven J Thompson who was appointed as a director at the meeting of the Board of Directors of the Company held on 10th October 2006 in the casual vacancy caused due to vacation of office of Shri. T.M. Joseph pursuant to Section 283(1)(g) of the Companies Act, 1956 and who holds office up to the date of this Annual General Meeting i.e., till the period, Mr. T.M. Joseph would have held the office had he continued and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing his candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

9. To consider and, if thought fit, to pass with or without modification(s) the following resolution as an **ORDINARY RESOLUTION**

"RESOLVED THAT, Shri. Neeraj Bharadwaj who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 19th November 2007 and who holds office up to the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing his candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

By order of the Board
For **APOLLO HOSPITALS ENTERPRISE LIMITED**

Place : Chennai
Date : 24th June 2008

S.K. Venkataraman
Chief Financial Officer
and Company Secretary

Notes

1. **A member entitled to attend and vote at this Annual General Meeting may appoint a proxy to attend and vote on his / her behalf. A proxy need not be a member of the Company.** The instrument appointing the proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power or authority shall be deposited either at the Registered Office of the Company at No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028 or at the Secretarial Department, Ali Towers, No. 55 Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

2. The Explanatory Statement pursuant to Section 173 (2) of the Companies Act, 1956 in respect of Special Business as set out above is annexed hereto.

3. The Register of Members and Share Transfer Books will remain closed from **13th August 2008 to 28th August 2008 (both days inclusive).**

4. Dividend upon its declaration at the meeting will be paid to those members whose names appear:

   (i) As members on the Register of Members of the Company as on 28th August 2008 after giving effect to all valid share transfers in physical form which would be received by the company up to the closing hours of the business as on 12th August 2008.

   (ii) As beneficial owners as per list to be furnished by NSDL/CDSL as at the closing hours of the business on 12th August 2008.

5. Members desiring any information as regards the accounts are requested to write to the Company at least seven days before the meeting so as to enable the management to keep the information ready.

6. The Company transferred all unclaimed dividend declared up to the financial year ended 31st March 1994 to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978. Those Shareholders who have so far not claimed or collected their dividend up to the aforesaid financial year may claim their dividend from the Registrar of Companies, Tamil Nadu, Shastri Bhavan, Haddows Road, Chennai - 600 006.

7. Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, as amended, Company has transferred all unclaimed dividend for the financial year ended 31st March 1995, 31st March 1996, 31st March 1997, 31st March 1998, 31st March 1999 and 31st March 2000 to the Investor Education and Protection Fund (IEP Fund) established by Central Government pursuant to Section 205 C of the Companies Act, 1956. It may also be noted that once the unclaimed dividend is transferred to the IEP Fund, no claim shall lie in respect thereof.

8. Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, as amended, dividend for the financial year ended 31st March 2001 and thereafter, which remain unclaimed for a period of 7 years from the date of transfer of the same to the unclaimed dividend account as referred to in sub-section (1) of section 205A of the Act, will be transferred to the Investor Education and Protection Fund (IEP Fund) of the CentraL Government. Shareholders who have not encashed the dividend warrant(s) so far for the financial year ended 31st March 2001 or subsequent financial years are requested to make their claim to the Secretarial Department, Ali Towers, III Floor, No.55 Greams Road,

Chennai - 600 006. It may also be noted that once the unclaimed dividend is transferred to the IEP Fund as above, no claim shall lie in respect thereof.

Information in respect of such unclaimed dividend when due for transfer to the IEP Fund is given below:-

Financial Year Ended	Date of Declaration of Dividend	Last date for claiming unpaid dividend
31/03/2001	17/09/2001	23/10/2008
31/03/2002	19/09/2002	25/10/2009
31/03/2003	22/08/2003	27/09/2010
31/03/2004	14/09/2004	20/10/2011
31/03/2005	11/08/2005	16/09/2012
31/03/2006	07/08/2006	02/09/2013
31/03/2007(Interim)	24/03/2007	30/04/2014
31/03/2007 (Final)	24/08/2007	30/09/2014

9. Members holding shares in physical form are requested to intimate the following directly to the Company's Registrar and Share Transfer Agents, Integrated Enterprises (I) Limited, Kences Towers, II Floor, No, 1 Ramakrishna Street, North Usman Road, T.Nagar, Chennai - 600 017.
   (a) Bank Mandate with full particulars for remittance of dividend directly into their bank accounts, if declared at the meeting.
   (b) Changes, if any, in their address at an early date.
   (c) Apply for consolidation of folios, if shareholdings are under multiple folios.
   (d) Send their share certificates for consolidation.
   (e) Request for nomination forms for making nominations as per amended provisions of the Companies Act, 1956.

10. Members are requested to quote ledger folio numbers in all their correspondence.

11. Members holding shares in dematerialized form (electronic form) are requested to intimate any change in their address, bank mandate etc., directly to their respective Depository Participants.

12. Electronic Clearing Service (ECS) facility: With respect to payment of dividend, the Company provides the facility of ECS to shareholders residing at the following cities: Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna and Thiruvananthapuram. Shareholders holding shares in the physical form who now wish to avail ECS facility, are requested to forward their ECS mandate in the prescribed form to Company's Registrar and Share Transfer Agent, Integrated Enterprises (I) Limited.

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.

Item No.8:-

Shri. Steven J Thompson was appointed as a Director of the Company by the Board of Directors at its meeting held on 10th October 2006 in the casual vacancy caused due to vacation of office of Shri. T.M. Joseph pursuant to Section 283(1)(g) of the Companies Act, 1956 and who holds office up to the date of this Annual General Meeting i.e., till the period, Shri. T.M. Joseph would have held the office had he continued. Company had received a notice in writing from a member together with the deposit amount of Rs.500/- proposing the candidature of Shri.Steven J Thompson for the office of the director of the Company under the provisions of the Companies Act, 1956. Accordingly, the Board recommends the resolution set out in Item No.8 of the Notice for approval of the members.

Memorandum of Interest of Directors

None of the Directors of the Company other than Shri. Steven J Thompson may deemed to be concerned or interested in passing of this resolution.

Item No.9:-

Shri. Neeraj Bharadwaj was appointed as an Additional Director of the Company by the Board of Directors at its meeting held on 19th November

2007. Pursuant to Section 260 of the Companies Act 1956, Shri. Neeraj Bharadwaj will hold office of Director only up to the date of this Annual General Meeting. Company had received a notice in writing from a member together with the deposit amount of Rs.500/- proposing the candidature of Shri. Neeraj Bharadwaj for the office of the director of the Company under the provisions of the Companies Act, 1956. Accordingly, the Board recommends the resolution set out in Item No.9 of the Notice for approval of the members.

Memorandum of Interest of Directors

None of the Directors of the Company other than Shri. Neeraj Bharadwaj may deemed to be concerned or interested in passing of this resolution.

By order of the Board
For APOLLO HOSPITALS ENTERPRISE LIMITED

	S.K. Venkataraman
Place : Chennai	Chief Financial Officer
Date : 24th June 2008	and Company Secretary

Pursuant to Clause 49 of the Listing Agreement with Stock Exchanges following information is furnished about the Directors proposed to be appointed / re-appointed.

SHRI. RAJKUMAR MENON

Shri. Rajkumar Menon serves as a Director of the Company since its inception. Shri. Rajkumar Menon received his Bachelor's Degree in Commerce from St.Nicholes College, Somerset, Yeovil, England. He has served as the Managing Director of Tokushu Menon Paper Manufacturing Company Limited since 1972.

Shareholding in the Company

Shri. Rajkumar Menon does not hold any shares in the company

SHRI. KHAIRIL ANUAR ABDULLAH

Shri. Khairil Anuar Abdullah serves as a Director of the Company since November 2005. Shri. Abdullah graduated in Economics from University of Malaya and graduated from Harvard Business School, USA with a Master's degree in Business Administration.

He is currently Chairman of the Media Shoppe Berhad, VisDyamics Holding Berhad, BCT Technology Berhad and Accelteam Sdn Bhd. He serves the Board of Symphony House Berhad and Kuwait Finance House (M) Berhad. He is also an associate director of AT Kearney, a global management consulting company.

A fellow of the Malaysian Institute of Banks, and a life member of the Malaysian Economic Association, he serves on the committee of the Harvard Club Malaysia.

Shri. Abdullah began his career in the Economic Planning Unit, Prime Minister's Department, Malaysia serving in various positions from 1973-1982.

In 1983, he became Corporate Planner, Company Secretary and Assistant to the Chairman of the Guthrie Group, an international agribusiness conglomerate. He then went to become Managing Director of Batu Lintang Rubber Company Berhad and Director of Arthur D Little (Malaysia).

In 1993, he became a Founding Director of the Malaysian Securities Commission in charge of policy and development. He was actively involved in the activities of IOSCO, the international organization of securities regulators as well as the Bank of International Settlement. He became a director of the Labuan Offshore Financial Services Authority, and served as a member of the Kuala Lumpur Stock Exchange Central Depository Advisory Committee.

In 1997, Shri Abdullah was appointed founding chairman of MESDAQ Berhad, Malaysia's securities exchange for technology and growth companies. till it merged with the Kuala Lumpur Stock Exchange in 2003.

Shareholding in the Company

Shri. Abdullah does not hold any shares in the company.

SHRI. G. VENKATRAMAN

Shri. G. Venkatraman serves as a Director of the Company since December 2005.

Shri G Venkatraman graduated from University of Bombay in Economics and Post Graduate in Law from University of Bombay. He also completed Certificated Associateship of the Indian Institute of Bankers (CAIIB).

Shri Venkatraman served with IDBI and retired as its Chief General Manager in November 2004 after 39 years of varied developmental banking experience.

He headed the Chandigarh Branch office of IDBI and Western Zonal office of IDBI for three years each. He has also represented as IDBI's Nominee on the Boards of large Corporates during the tenure of his service.

Shri. Venkatraman is a Director on the Board of PPN Power Generating Company Pvt Ltd (PPN), State Industries Corporation of Maharashtra Ltd (SICOM), SICOM Investment and Finance Ltd., Fortune Foods Ltd (FFL) and Apollo Sindoori Hotels Ltd (ASHL).

He chairs the Audit Committee of PPN, SICOM and is a member of Audit Committee of the Company, FFL and ASHL. He is also a member of the Remuneration & Nomination Committee of the Company.

Shareholding in the Company

Shri. G. Venkatraman does not hold any shares in the company.

SMT. SUNEETA REDDY

Smt. Suneeta Reddy holds the position of Executive Director - Finance of Apollo Hospitals Enterprise Limited.

She is also on the Board of many organizations in the healthcare, hospitality and telecom sectors and Chairperson for Apollo Sindhoori Capital Investments Limited which is a Stock Broking & Retail outfit with Rs.800cr. volume per day.

During her 25 year tenure, Smt. Reddy spearheaded many initiatives in healthcare, hospitality and is an active member of industry bodies representing the healthcare sector. She is widely recognized for her contribution to the Indian healthcare industry and has held leadership positions including Co-Chairperson of Healthcare Sub Committee - Confederation of Indian Industry (CII). She is currently the Chairperson of Aircel Cellular Limited, Aircel Limited, Dishnet Wireless Limited and Vice Chairperson for Cellular Operators Association of India(COAI).

Smt. Reddy received her Bachelor of Arts degree in Economics and Marketing. She holds a diploma in Financial Management from the Institute of Financial Management and Research, Chennai and has completed the Owner / President Management Program at Harvard Business School (HBS), Boston, USA.

She is the Chairperson and Managing Director of Apollo Sindhoori Commodities Trading Limited.

Smt. Suneeta Reddy is also a Director of Apollo Sindoori Hotels Limited, PCR Investments Limited, Apollo Gleneagles Hospital Limited, Apollo Infrastructure Project Finance Co. Ltd, Indraprastha Medical Corporation Limited, Imperial Hospital and Research Centre Limited, Apollo DKV Insurance Company Limited, Indian Hospitals Corporation Limited, Vasumathi Spinning Mills Limited, Apollo Hospitals (UK) Limited and Universal Quality Services LLC.

Smt. Suneeta Reddy chairs the

(i) Audit Committee of Apollo DKV Insurance Company Limited.

(ii) Investment Committee of Apollo DKV Insurance Company Limited.

She is a member of

(i) Investors Grievance Committee & Investment Committee of the Company.

(ii) Remuneration Committee of Apollo DKV Insurance Company Limited.

(iii) Audit Committee of Apollo Gleneagles Hospitals Limited.

(iv) Audit Committee & Remuneration Committee of Indraprastha Medical Corporation Limited.

Shareholding in the Company

Smt. Suneeta Reddy holds 601,795 equity shares in the company.

SHRI. STEVEN J THOMPSON

Shri. Steven J Thompson serves as a Director of the Company since October 2006. Shri. Thompson graduated in Biology from University of Minnesota and graduated from Loyola College, USA with a Master's degree in Business Administration.

Shri. Thompson has over 20 years experience in various positions within academic medicine and academic health centers. He is currently the Senior Vice President of Johns Hopkins Medicine, responsible for the coordination and oversight of the planning, integration and growth of Johns Hopkins Medicine's clinical enterprise that includes the faculty clinical practice, the Johns Hopkins Health System (hospitals, JH Community Physicians, JH Home Care Group), and the Ambulatory Development Group. He also oversees the management of Hopkins Medicine's external clinical business relationships as well as the marketing programs in support of the clinical enterprise.

Shri. Thompson is also the Vice Chairman of Johns Hopkins Medicine International, L.L.C.
The organization was established as a part of Johns Hopkins Medicine to provide a focus for all international activities. It is the mission of this organization to establish international programs and businesses that are consistent with and support the tripartite Hopkins mission of excellence in clinical care, research and teaching. Additionally, Shri.Thompson the Chairman of Johns Hopkins Singapore, a collaborative effort with the government of Singapore to bring American-style research and research-based clinical medicine to Southeast Asia.

Shareholding in the Company

Shri. Steven J Thompson does not hold any shares in the company.

SHRI. NEERAJ BHARADWAJ

Shri. Neeraj Bharadwaj graduated with a BS in Economics from the Wharton School of the University of Pennsylvania. He holds an MBA with Distinction from Harvard Business School. Shri. Neeraj is MD/Country Head for Apax in India. Previously he was a partner in Apax's US Tech & Telecom group. Investments he has been involved with include Jamdat (NASDAQ: JMDT), Widerthan (NASDAQ: WTHN), NXP etc. He is a young global leader of the World Economic Forum, a Charter Member of The Indus Entrepreneurs (TiE) and serves on the Boards of the Wireless Communications Alliance and the Friends of the Indian School of Business. Prior to joining Apax Partners in 1999, Neeraj was an Engagement Manager at McKinsey & Company: He has also held positions with Goldman Sachs and Morgan Stanley.

He is a member of the Remuneration & Nomination Committee of the Company.

Shareholding in the Company

Shri. Neeraj Bharadwaj does not hold any shares in the company.

Chairman's Message



Dr. Prathap C Reddy
Founder and Executive Chairman
Apollo Hospitals Group

Dear Members,

I had a dream. It was a dream to see healthcare of international standards being available in India. Nurturing the dream to reality over the last twenty-five years made your company a trailblazer in healthcare. The pursuit is always to provide the best in patient care by taking on board the finest doctors, from India and abroad, building top-notch human resource assets, initiating best practices, bringing in the latest cutting-edge diagnostic & treatment equipments and harnessing technology to reach out and touch lives.

I now have another dream. It is a dream to see healthcare as the catalyst to propel India to its rightful position in the world as a developed country, as a knowledge & economic powerhouse.

The total healthcare market in India is growing significantly and its contribution to the country's GDP will increase from the present 6 per cent to 8.5 per cent over the next ten years. Today, Indian healthcare is in a position to become the largest employer in the foreseeable future. With every hospital bed added, direct employment for five people and indirect employment for twenty-five is created. This generation of employment would help the nation grow in a way that would be the envy of every nation around the world.

Healthcare financing is as important as healthcare delivery, and globally, health insurance has been the major funding mechanism for healthcare spending in a market economy. It is with this vision that Apollo entered the healthcare insurance field, first with a Third Party Administrator - Family Health Plan Limited, and recently, with our stand alone health insurance company, Apollo-DKV Limited, in partnership with Europe's largest health insurer DKV, a subsidiary of Munich RE.

Growth of healthcare has to go hand in hand with quality initiatives; very few hospitals are accredited by JCI (Joint Commission International), a subsidiary of JCAHO - the International Gold Standard for quality in healthcare. But I'm proud that of the 10 hospitals accredited by JCI in the SAARC region so far, five hospitals are from the Apollo Group.

While the Indian healthcare sector is poised at the brink of an exciting healthcare revolution, your company stands poised at the brink of equally compelling and developing opportunities. For instance, Apollo Hospitals has entered into an agreement with StemCyte Inc., USA, to set up a state-of-the-art Umbilical Cord Blood Bank at Ahmedabad. The new entity, StemCyte Therapeutics India Pvt. Ltd., will process and store umbilical cord blood units and conduct extensive research on stem cells. The group's thrust on continuing medical education and research initiatives was reiterated in a symposium to review the present state of advances made in stem cell transplantation.

In this age of Information Technology, which is changing the very nature of healthcare, Apollo has embedded IT into the core of its functioning. Soon, the new Hospital Information Systems (HIS) and Digital Record Systems will help provide our clinicians with real-time access to patient information, as well as complete longitudinal record of care.

We have always been the pioneers in bringing latest technology into the Country. In our pursuit of clinical excellence, your company has procured the CyberKnife system, the first of its kind in India. This system will become operational in September 2008. It will offer succor to cancer patients as it could treat tumors that may have earlier been diagnosed as inoperable and it also minimizes radiation exposure to surrounding healthy tissues.

In India, merely 2 percent of the pharmacy comes from the organized sector. We have in turn recognized the huge opportunity that exists in the pharmacy business and I intend to take our current tally of 661 pharmacies nationwide to 1200 before the end of the financial year 2008-09.

Telemedicine, which was pioneered by Apollo Hospitals in the last decade, is one of the most significant innovations of our times. We are embedding Apollo Reach Hospitals into the ambit of our telemedicine network to touch lives through technology. Reaffirming its commitment to enhance reach to rural India, Apollo Telemedicine Networking Foundation recently forged an alliance of understanding with Ericsson to deliver healthcare & education to patients in remote regions.

Our Financial Performance for the term ending 31st March 2008 stood at Rs 1018 million, a 51% increase over Rs.676 million of the corresponding period last year is a sure indication of our growing trend. It is no surprise that Apollo Hospitals features in the top 50 local dynamos list, according to a new study by the global consultancy firm, Boston Consulting Group (BCG).

In our enduring role as a socially responsible organization, we continue to do exemplary work with our campaign to 'Save A Child's Heart' (SACH). The successes can be attributed to the confidence of each and every employee of Apollo Hospitals and the trust of stakeholders like you.

Abiding with our mission "to bring healthcare of international standards within the reach of every individual, we are reaching out to the Rural and Semi Urban areas by setting up "Apollo Reach Hospitals" at the Taluka Level, District Head Quarter Level and Tier 2 cities. The Apollo Reach Hospital is an innovative hospital model to provide quality healthcare at an affordable cost. Starting with 25 hospitals, the group plans to increase them to 300 over time. We would thus be able to reach out and touch a Billion lives.

It is the success of such endeavors that will make the Apollo dreams a reality, so the day we see healthcare as the catalyst, propelling India from a success developing to a developed country is not far off. It could well be tomorrow.

As O S Marsdew had said, "there is no medicine like hope, no invention so great and no tonic so powerful".

Dr. Prathap C Reddy

Corporate Highlights

1. OVERALL BEST HOSPITAL OF THE YEAR (CORPORATE)

   EXPRESS Healthcare EXCELLENCE AWARDS

   Apollo Hospitals, Chennai has proven itself again at the Express Healthcare Excellence Awards by being bestowed with the awards for **Operational Excellence** and **Overall Best Hospital** of the year in the corporate category. Apollo Hospitals, Hyderabad also brought home the honours for **Excellence in Patient Care and Sustained Growth.**
   Apollo Specialty Hospital, Chennai won the award for **Leveraging Global Opportunity.** The hospital grabbed top honours amidst a staggering 108 nominations received from 57 healthcare institutions.

2. Apollo Hospitals featured in the world's top 50 local Dynamos list according to a new study by Boston Consulting group.

3. Apollo Hospitals, Chennai was rated 'Best Private Sector Hospital' in India by The Week magazine for the year 2007.

4. Nucleic Acid Testing (NAT) facility was launched in Apollo Hospitals blood bank, Chennai. NAT identifies the DNA/RNA of viruses and thereby reduces the window period infection to ensure safe blood for patients.

5. Apollo hospitals, Chennai has tied up with Director General of Civil Aviation (DGCA) to provide medical check-up for pilots. This tie-up has brought in an average revenue of Rs.12 million.

6. Apollo Hospitals, Hyderabad was honoured with the Avaya Global Connect award for Customer responsiveness in the healthcare sector for the third successive year in 2007, based on a nation-wide poll.

7. Apollo Hospitals & Cadila Pharmaceuticals signed agreements with Stemcyte Inc., USA to establish the first hybrid public umbilical stem cell bank in India.

8. On 5th Feb 2008, The Apollo Hospitals Group signed a memorandum of understanding with Trevor Fetter, President and CEO of The Tenet Healthcare Corporation, USA for a unique exchange programme between the two healthcare giants to learn and share the best healthcare practices.

9. Apollo Hospitals issued 7.04 million equity shares to Apax Partners, Mauritius.

10. Western Hospitals corporation Pvt. Ltd., an associate of Apollo Hospitals, has signed a JV agreement with Birla Wellness healthcare Pvt. Ltd. for setting up new healthcare facilities at Mumbai.

Corporate Highlights


Revenue
Rs.Million
12000
10000
8000
6000
4000
2000
0
5956
7191
8995
11501
2005
2006
2007
2008


Profit After Tax
Rs.Million
1200
1000
800
600
400
200
0
492
602
676
1018
2005
2006
2007
2008


Earnings per Share
Rs.
25
20
15
10
5
0
12.12
12.53
13.26
18.61
2005
2006
2007
2008


Return on Capital Employed (%)
25
20
15
10
5
0
20
17
15
17
2005
2006
2007
2008


Apollo Pharmacies (Total 661)
612
19
30
Hospital Based
Standalone
On-License

Directors' Report

to the Shareholders

Your Directors are pleased to present the TWENTY SEVENTH ANNUAL REPORT and the audited statements of accounts for the year ended 31st March 2008.

Financial Results

(Rs. in Million)

For the year ended	31st March 2008	31st March 2007
Total Income	**11,500**	**8,995**
Profit before Extraordinary Item and Taxation	1,451	1,031
Provision for Taxation	433	354
Net Profit before Extraordinary Item after Taxation	1,018	676
Extraordinary Item	-	325
Net Profit after Extraordinary Item and Taxation	1,018	1,001
Balance of Profit brought forward	892	339
Profit Available for appropriations	**1,910**	**1,340**
Appropriations		
Dividend (inclusive of dividend tax)	412	298
Transfer to General Reserve	250	150
Balance carried forward to Balance sheet	1,248	892

Results of Operations

During the year under review, the gross revenue of the Company increased to Rs.11,500 million compared to Rs.8995 million in the previous year, registering an impressive growth of 28%. The profit after tax for the year increased by 51% to Rs.1,018 millions compared to Rs.676 millions in the previous year.

During the year under review, the consolidated gross revenue of the Company increased to Rs.12,399 million compared to Rs.9566 million in the previous year, registering an impressive growth of 30%. Net profit after minority interest stood at Rs.771 million.

Consolidated Financial Statements

Your Company has been granted exemption from attaching the financial statements of the subsidiary companies in India and abroad, to the balance sheet of your Company for the financial year 2007-2008, under section 212(8) of the Companies Act, 1956 by the Ministry of Corporate Affairs (MCA). A statement of summarized financials of all subsidiaries of your Company, pursuant to the approvals under Section 212(8) of the Companies Act, 1956 forms part of this report. Any further information in respect of the annual report and the financial statements of the subsidiary companies of your Company will be made available to the members on request. In accordance with the Accounting Standards, AS-21 issued by the Institute of Chartered Accountants of India, Consolidated Financial Statements presented by your Company include the financial information of all its subsidiaries.

Dividend

The Board of Directors recommend a dividend of Rs. 6/- per Equity Share (60% on par value of Rs. 10/-) (as against 50% in the previous year) on 58,685,702 equity shares of Rs. 10/- each for the financial year ended 31st March 2008, which if approved at the forthcoming Annual General Meeting on 28th August 2008, will be paid to those shareholders whose names appear in the Register of Members as at the closing hours of business on 12th August 2008. In respect of shares held in electronic form, the dividend will be paid on the basis of beneficial ownership furnished by Depositories viz., NSDL and CDSL for this purpose.

The Register of Members and Share Transfer Books will remain closed from 13th August 2008 to 28th August 2008 (both days inclusive).

Transfer of Reserves

Your Company proposes to transfer Rs.250 million to the general reserve out of the amount available for appropriations. An amount of Rs.1,248 million is proposed to be retained in the profit & loss account.

Subsidiaries

Your Company has six subsidiary companies as on March 31, 2008. The statement in respect of the details of the subsidiary companies viz., Unique Home Health Care Limited (UHHCL), AB Medical Centres Limited (ABMCL), Samudra Healthcare Enterprises Limited (SHEL), Apollo Health and Lifestyle Limited (AHLL), Imperial Hospital and Research Centre Limited (IHRCL) and Apollo Hospital (UK) Limited (AHUKL) pursuant to section 212 of the Companies Act, 1956, is attached to this report.

Unique Home Health Care Limited (UHHCL)

UHHCL, a wholly owned subsidiary of the Company provides medical and paramedical services including doctor's consultation, physiotherapy direct to patient homes and also offers paramedical service in hospitals to critically ill patients. For the year ended March 31, 2008 UHHCL recorded a revenue of Rs.10.2 million and net profit of Rs.5 million.

AB Medical Centres Limited (ABMCL)

ABMCL, a wholly owned subsidiary of the Company does not have any commercial operations as it has leased out its infrastructure viz., Land, Building and Medical Equipment to the Company for running the Hospital. For the year ended March 31, 2008, ABMCL recorded an income of Rs.7.28 million and a net profit of Rs.4.44 million.

Samudra Healthcare Enterprises Limited (SHEL)

SHEL, a wholly owned subsidiary of the company, runs a 120 bed multi speciality hospital at Kakinada. For the year ended March 31, 2008 SHEL recorded revenue of Rs.88.25 million and a net profit of Rs.6.31 million.

Apollo Hospital (UK) Limited (AHUKL)

AHUKL is a wholly owned foreign subsidiary of the Company and yet to commence its operations.

Apollo Health and Lifestyle Limited (AHLL)

AHLL, a subsidiary of the Company is engaged in the business of providing primary healthcare facilities through a network of franchised clinics across India offering specialist consultation, diagnostics, preventive health checks, telemedicine facilities and a 24-hour pharmacy all under one roof. For the year ended March 31, 2008 AHLL recorded revenue of Rs.84.26 million and a net profit of Rs.18.98 million.

Imperial Hospital and Research Centre Limited (IHRCL)

IHRCL, a 51% subsidiary of the company owns a 240 bed multi speciality hospital at Bangalore. The Company commenced its operations on 1st September 2007. For the year ended March 31, 2008 IHRCL recorded a revenue of Rs.239 million and a net loss of Rs.84 million.

Corporate Social Responsibility

Apollo Hospitals has always believed in only one vision: Providing distinctive, high quality, eco-friendly and safe healthcare and other services that not only work towards betterment of society but also promises utmost customer satisfaction.

This is why the hospital has developed a sound and highly transparent management model that takes the interests of our customers, shareholders, investors, business partners, employees, communities and government bodies into account to maintain the best in corporate governance, risk management, corporate ethics and compliance.

These activities are aimed not only at societal betterment but also to ensure the constant growth of Apollo Hospitals. Here are a few of our initiatives undertaken for social causes:

Save a Child's Heart (SACH)

SACH (Save a Child's Heart) is a community service initiative from the Apollo Hospitals with the aim of providing quality pediatric cardiac care and financial support to children from underprivileged sections of society suffering from heart diseases.

This is a need-based initiative, which covers all aspects of congenital heart disease, a major socio-economic problem in India

Established in April 2002, over 900 surgeries / interventions with a success rate of 97% have been performed in this short span of time. Over 30,000 children with heart diseases have been screened across India so far.

Regular Camps and screenings are conducted for underprivileged children through SACH and 84 free cardiac surgeries were performed successfully in Chennai this year.

Apollo Cancer Screening Program (ACSP)

Apollo Cancer Screening Program was launched on 17th February 2008.This program aims at detecting & treating cancer lesions, which can prevent cancer and is offered free for patients at Aragonda village. We are also offering the free screening at small villages in some parts of Chennai, Kancheepuram & Hubli

Society to Aid the Hearing Impaired (SAHI)

A foundation to help underprivileged children with impaired hearing, SAHI's team of experienced ENT specialists provide free screening and check-ups to children in rural areas with minimal access to modern medical treatment. All surgical treatments have been subsidised by Apollo Hospitals.

Aragonda model of health care

To address the problem of inadequate health care for people in rural areas, Apollo Hospitals has launched the Telemedicine Unit in Aragonda village in Chittoor district, Andhra Pradesh. In addition to providing advanced, yet affordable health care to over 50,000 people, the project offers the following services:

Telemedicine services - Referral services, second opinion, post-acute care, interpretation service and health education.

Physical infrastructure - Clean water supply, sanitation, drainage, solid waste management and better roads.

Preventive health care programmes A community service initiative from Apollo in partnership with the primary health care centers

Health Insurance - A unique scheme propagated by Gram Panchayat in association with National Insurance Corporation (NIC) and Oriental Insurance Corporation (OIC), enables residents of rural areas to get a health insurance cover of upto Rs. 15,000 , by paying only Re.1 per day for a family of five. Apollo Hospitals bears the extra cost

DISHA Distance healthcare advancement project

An initiative partnered by Apollo hospitals, Philips, ISRO and the Dhan Foundation, DISHA is a mobile Tele-clinical van that will reach out to areas that do not have access to advanced medical care. This facility offers super-specialty and specialty tele-consultation, lab facilities, onsite consultation, secondary and tertiary care when needed.

Increase in Paid-up Share Capital

During the year, the paid-up share capital of the Company increased from Rs.516,385,830/- (consisting of 51,638,583 equity shares of Rs.10/- each) to Rs.586,857,020/- (consisting of 58,685,702 equity shares of Rs.10/- each), consequent to the allotment of 7,047,119 equity shares to Apax Mauritius FDI One Limited. These shares were issued at a premium of Rs.595.07 per share and have been listed at Bombay Stock Exchange Limited (BSE) and National Stock Exchange India Limited, (NSE), Mumbai.

Issue of convertible Equity Share Warrants to Promoters

During the year under review, your company issued 1,549,157 convertible share warrants to Dr. Prathap C Reddy, one of the promoters of the company on preferential basis under the applicable SEBI guidelines. Dr. Prathap C Reddy paid an upfront 10% of the amount in the month of October 2007 and the remaining 90% amount is to be paid within 18 months.

These warrants have been issued with a convertible option to be exercised within a period of 18 months from the date of allotment i.e. 18th April 2009. Each warrant issued can be converted into one equity share of the company of nominal value of Rs.10/- each at a price of Rs.497.69 which includes a premium of Rs.487.69 per share calculated in accordance with SEBI (Disclosure and Investor Protection) Guidelines, 2000.

The objective of this preferential issue was to fund future growth plans for setting up new hospitals and other healthcare related assets, addition of new facilities at the existing hospitals and to meet long term working capital / general corporate requirements.

Proceeds of GDR and Preferential Issues

The details of utilization of proceeds of GDR and Preferential Issues up to 31st March 2008, are set out in the statement attached herewith as Annexure - A

British American Hospitals Enterprise Limited

The Company formed a Joint Venture Company, British American Hospitals Enterprise Limited (BAHEL) in association with British American Investment Co (Mauritius) Ltd (BAI), BAI Medical Centres Limited (BMCL), subsidiary of BAI to set up a multi speciality hospital on a state land provided by Government of Mauritius. In this regard, a Joint Venture Agreement has been signed on 31st July 2007.

Hospital at Karur

Your company has taken over the 50 bed hospital known as 'SV Loga Hospital' at Karur on long term lease and commence its operations shortly in the name of "Apollo Hospitals".

Corporate Governance

Pursuant to clause 49 (VII) of the Listing Agreement with the Stock Exchanges, a separate report on Corporate Governance forms part of the Directors' Report in the Annual Report. Your Company is compliant with the requirements of the Listing Agreement and necessary disclosures have been made in this regard in the Corporate Governance Report.

A certificate from the Auditors of the Company regarding compliance with conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is attached to this report.

Human Resources Development

"Our employees are our assets as they are the key players for our continual growth and success. We value the service they deliver at every touch point to bring in service excellence to our patients and their families. All our initiatives revolve around two important factors namely our PEOPLE and our PROCESSES.

A number of employee engagement activities have been rolled out during this year through Project APPLE (Apollo passion for people) with an aim to build and nurture every employee as a Brand Ambassador for Apollo. Project ECHO (Every contact has an opportunity) is yet another initiative aiming at retaining Doctors as they are the key drivers of our business.

In our endeavour to improve the efficiency and effectiveness of our processes, we institutionalized Lean Six Sigma. We have a pool of 35 Green Belt Champions currently executing various projects.

Directors' Responsibility Statement

Pursuant to Section 217(2AA) of the Companies (Amendment) Act 2000, the Directors of the Company hereby state and confirm that:

- In the preparation of the annual accounts for the year, the applicable accounting standards had been followed along with proper explanations and there were no material departures;
- The Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.
- The Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
- The Directors had prepared the annual accounts on a going concern basis.

Fixed Deposits

The total deposits with the Company as on 31st March 2008 was Rs.141.33 million (Rs. 154.95 million as on 31st March 2007) which include deposits for an aggregate of value of Rs.6.94 million (Rs. 10.61 million as on 31st March 2007) not claimed by the depositors. Out of these deposits, an aggregate value of Rs.1.22 million have since been repaid / renewed.

Directors

As per the provisions of Articles of Association of Company, four Directors of the Company viz., Shri. Rajkumar Menon, Shri. Khairil Anuar Abdullah, Shri. G.Venkatraman and Smt. Suneeta Reddy retires by rotation at the ensuing Annual General Meeting and are eligible for re-appointment.

New Directors

Shri. Neeraj Bharadwaj, was appointed as an Additional Director with effect from 19th November 2007.

The Board of Directors at its meeting held on 19th November 2007 appointed Shri.Sandeep Naik as an alternate director to Shri. Neeraj Bharadwaj.

Auditors

The auditors, M/s. S. Viswanathan, Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if reappointed.

Particulars of Employees as per Section 217(2A) of the Companies Act, 1956.

Particulars of Employees required under Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975 as amended forms part of this report and attached herewith as Annexure B

Particulars regarding Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo.

Particulars as required to be disclosed as per the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are set out in the statement attached herewith as Annexure C.

Acknowledgement

Your Directors wish to place on record their appreciation of the contribution made by the employees at all levels, to the continued growth and prosperity of your company. Your Directors also wish to place on record their appreciation of business constituents, banks and other financial institutions, shareholders, of the Company for their continued support.

For and on behalf of the Board of Directors

Place : Chennai
Date : 24th June 2008

Dr. Prathap C Reddy
Executive Chairman

Annexure A to the Directors' Report
Details of Utilization of Proceeds of GDR and Preferential Issues of equity shares /warrants during the year from 1st April 2007 to 31st March 2008.

(Rs. in Crores)

Particulars	As at 31.03.2008
Opening Balance of Mutual Funds as on 1st April 2007	91.95
Funds received through Preferential Issues from 1st April 2007 to 31st March 2008	
(i) Apax Mauritius FDI One Limited	426.40
(ii) Share warrants to promoters (10% of the total issue)	7.71
Total Funds received	**526.06**
Particulars of Utilization/Deposits	
Issue Expenses	10.50
New Projects	11.30
Expansion of existing facilities	24.60
Investment into equity/ loans to group companies	9.00
Capital Expenditure & Working Capital	9.60
Repayment of debts	104.06
Balance amount parked in Mutual Funds/Arbitrage Schemes	**357.00**

Apollo Hospitals 25 Years

Annexure B to the Directors' Report

Information as per Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report.

Sl. No	Name	Age	Designation	Gross Remuneration (Rs.)	Qualification	Experience in Years	Date of Joining	Details of Previous Employment
(A) Employed throughout the year								
(i)	Dr. Prathap C Reddy	76	Executive Chairman	69,009,223	MBBS, FRCS	42	Since inception	Practicing as a Cardiologist in USA and India
(ii)	Smt. Preetha Reddy	51	Managing Director	27,603,689	B.Sc., M.A	27	03-Feb-1989	Chief Executive Indian Hospitals Corporation Ltd
(iii)	Smt. Suneeta Reddy	49	Executive Director-Finance	17,252,306	B.A	25	01-May-2000	Jt. Managing Director, Indian Hospitals Corporation Ltd
(iv)	Smt. Sangita Reddy	46	Executive Director-Operations	6,900,922	B.Sc.	24	31-Jul-2000	Managing Director, Deccan Hospitals Corporation Ltd
(v)	Dr. M.K. Mani	72	Chief Nephrologist	2,797,344	MD,FAMS, FRCP(EDIN)	24	16-Jan-1984	Physician, Renal Unit, Sydney Hospitals,Chief Nephrologist, Jaslok Hospital, Mumbai
(vi)	Shri. K. Padmanabhan	56	Group President	7,908,010	B.Com, PGDIA MBA	36	01-Jul-1996	Vice President & Chief Executive Officer of the Bicycles Division of Tube Investments Ltd
(vii)	Shri. S.K. Venkataraman	48	CFO & Company Secretary	4,747,862	B.Sc Applied Science, ACS, FCA and AIII	24	25-Feb-1991	Asst. Manager Taxation in Shriram Fibres Limited, New Delhi
(viii)	Shri. David Nevill	47	Sr.President-Business Development	6,170,376	MBA	18	15-Jun-2006	President and CEO in Wesley Medical Centre, Wichita, Kansas
(ix)	Shri. C. Sreethar	50	Chief Operating Officer	3,715,961	B.Com, DPIM	28	31-Oct-1984	-
(x)	Shri. S. Obul Reddy	46	General Manager Finance & Legal	2,621,352	B.Com, B.L,	20	16-Aug-1990	-
(xi)	Shri. V. Venugopal	45	Senior General Manager-Finance	2,571,744	Bsc,CA,,ICWA	21	13-Jul-1987	-
(xii)	Shri. George Eapen	57	Chief Executive Officer	3,532,210	Bsc,DHMCT	34	12-Jul-1999	Assistant Vice President in Reliance Petroleum Ltd.

(xiii)	Dr. K. Prabakar	54	Vice President HR	2,819,615	B.Sc., DSSA (PM & IR), B.L., Dip. TD, Dip L.A.L, Ph.D	30	12-Feb-1986	Personnel Manager, Om Sindoori Hotels, Chennai
(xiv)	Shri. G. Narotham Reddy	48	Vice President Materials	2,640,295	Msc.,PGDMM	24	01-Feb-1984	-
(xv)	Shri. V. Satyanarayana Reddy	47	Chief Executive Officer	3,229,381	B.sc(Agri), MBA,Mphil	23	17-Apr-1989	-
(xvi)	Shri. Sudhir M Diggikar	46	Chief Operating Officer	4,024,128	B.Sc, M.B.A	22	08-Aug-1988	Blaze flash Courier Marketing Executive,DHL World wide Express Sales Executive
(xvii)	Shri. Grant R Muddle	34	Senior Vice President Operations	4,400,623	MBA	18	03-Feb-2007	Director Operations, Apollo Hospitals, Dhaka
(xviii)	Shri. Binod Madhab Samal	39	Vice President Corporate IT	3,116,752	B.Tech, P.G.Diploma in Mgmt. &P.G. Diploma in Industrial Mgmt.	13	08-Apr-2004	Marico Industries, Manager & GE Asst.Vice President
(xix)	Shri. P.B. Ramamoorthy	53	General Manager-Pharmacy	2,773,788	B.Sc, M.B.A, PGDMM	29	03-Jan-1985	True Biscuits, Marketing Executive
(B) Employed For Part of the Year								
(xx)	Shri. Chandra D Sharma	63	President	2,794,001	B.E (Mech), PGDBA (IIMA), SEP(Stanford)	35	01-Oct-2007	Managing Director, Boots East Africa
(xxi)	Shri. S.Venkatraman	49	Chief Executive Officer -Projects	1,322,095	B.Com, MBA	26.5	13-Dec-2007	President & CEO, Sterling Add Life India Ltd

Note:

(i) Dr. Prathap C Reddy, Executive Chairman, Smt. Preetha Reddy, Managing Director, Smt. Suneeta Reddy, Executive Director Finance, Smt. Sangita Reddy, Executive Director Operations are relatives.

(ii) For Sl. No. (i) to (iv) remuneration calculated based on net profits of the Company, in accordance with the provisions of Companies Act, 1956 and as approved by the members at General Meetings.

(iii) For Sl. No. (v) to (xxi), remuneration includes basic salary, allowances, taxable value of perquisites, etc. The term remuneration has the meaning assigned to it in the Explanation to Section 198 of the Companies Act, 1956

Annexure C to the Directors' Report

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo:-

Conservation of Energy

The operations of the company are not energy-intensive. However, significant measures are being taken to reduce energy consumption by using energy-efficient equipment.

The following Energy saving measures was taken during the year.

(i) Reciprocating chillers were replaced with 300 TR Centrifugal chiller plant with VFD.

(ii) Automatic power factor correction has been installed.

(iii) Conventional light fittings were replaced with energy efficient CFL light fittings.

(iv) High efficiency Centrifugal Chillers has been installed.

(v) Double skin AHUs with VFD drives and with heat recovery mechanisms has been installed.

(vi) Energy saving luminaries has been adopted.

(vii) Automation for capacitor banks has been adopted.

Your Company constantly evaluates and invests in new technology to make its infrastructure more energy efficient.

As energy costs comprise a very small part of your Company's total expenses, the financial implications of these measures are not material.

Technology Absorption

Over the years your Company has brought into the country the best that the world has to offer in terms of technology. In its continuous endeavor to serve the patients better and to bring healthcare of international standards within the reach of every individual your company has introduced the latest technology in its hospitals.

Cyber Knife System

1.The latest generation Cyberknife system, the first of its kind in India, has been ordered and will be commissioned in September 2008 for offering the best treatment available to cancer patients. The Cyberknife is the only robotic radio surgery system for treatment of tumors in any part of the body with sub-millimeter accuracy and precision. The system continuously tracks, detects and corrects for tumor and patient movement throughout the course of treatment by using real-time image guidance techniques. By delivering high doses of radiation, the total treatment can be completed within a maximum of five sittings. This radio surgery system will enable cancer patients to resume routine activities within a short recovery time with little side effects.

Linear Accelerator

2.The latest linear accelerator released by Varian, Novalis TX in January 2008 is being acquired to complement the cancer treatment facilities in the Group. This unit combines "Rapid arc treatment technology" with conventional intensity modulated radiotherapy and image guided radiotherapy systems. This system utilizes dynamic multileaf collimator, variable dose rate and variable gantry speed to generate optimized dose distributions in a single rotation of the gantry. This efficient and accurate treatment delivery system enables treatment in ultra short times, thereby increasing patient throughput per day.

Nucleic Acid Testing

3.The state-of-the-art Nucleic Acid Testing system has been installed at the Apollo Hospitals Blood Bank for screening of blood for infections prior to transfusions. This FDA approved assay utilizes target amplification nucleic acid probe technology for detection of HIV-1 RNA, HCV RNA and HBV DNA in voluntary blood donors. This may be used for simultaneous detection of all three viruses or the individual viruses while monitoring assay performance in each individual specimen. The fast turnaround time and early detection of onset of infection reduces the quarantine period on blood. This is useful for testing plasma and serum specimens from donors of whole blood and blood components, plasma and serum specimens of organ donors and blood specimens from cadaveric donors.

CT Scanner

4.Apollo Hospitals is installing the latest generation CT scanner, Aquilion ONE, from Toshiba Medical Systems in September 2008. This first system in India has a 16 cm wide area detector which enables entire organ volume morphology and function data to be acquired in a single rotation of the CT gantry; thereby reducing radiation exposure, contrast dose, examination and diagnosis times. Henceforth, whole heart examinations can be completed over a single heart beat and complete functional analysis done under 15 minutes. Similarly for stroke patients, entire brain perfusion and vascular analysis and assessment can be provided in less than 10 minutes.

Foreign Exchange Earnings & Outgo

Foreign Exchange Earnings : Rs.129.95 millions (This is exclusive of Rupee payment made by Non-Resident Indians and Foreign Nationals).

Foreign Exchange Outgo: Rs.452.06 millions.

Corporate Governance Report

Company's philosophy on code of governance

The basic objective of corporate governance policies adopted by the Company is to attain the highest levels of transparency, accountability and integrity. This objective extends not merely to meet with statutory requirements but also to go beyond them by putting into place procedures and systems, which are in accordance with best practices of governance. Your Company believes that Good Corporate Governance enhances the trust and confidence of all the stakeholders. Good practice in corporate behavior helps to enhance and maintain public trust in companies and stock market.

Your Company reviews its corporate governance practices to ensure that they reflect the latest developments in the corporate arena and thus positioning itself to conform to the best corporate governance practices. Your Company is committed to pursue excellence in all its activities and maximize its shareholders' wealth.

The Company's corporate governance policies and practices focus on the following principles:-

1 To recognize the respective roles and responsibilities of Board and management

2 To achieve the highest degree of transparency by maintaining a high degree of disclosure levels

3 To ensure and maintain high ethical standards in its functioning

4 To give the highest importance to investor relations

5 To ensure a sound system of risk management and internal controls

6 To ensure that employees of the company subscribe to the corporate values and apply them in their conduct

7 To ensure that the decision making process is fair and transparent

8 To ensure that the company follows globally recognized corporate governance practices

I. BOARD OF DIRECTORS

The Company has an Executive Chairman. As per Clause 49 of the Listing Agreement, if the Chairman is an Executive Chairman, at least half of the Board should comprise independent directors. The Board comprises more than 70 per cent Non-Executive Directors and 60 per cent of independent directors. The Board of Directors of the Company has a healthy blend of Executive and Non-Executive directors, and consequently ensures the desired level of independence in functioning and decision-making. Moreover all the non-executive directors are eminent professionals, and bring the wealth of their professional expertise and experience to the management of the Company.

(A) Composition of Board of Directors and details of external directorships and membership of Board/Committees

Director	Category	Designation	Share holding in the Company	Number of Directorships (out of which as chairman) other than AHEL #	Number of Memberships in Board committees other than AHEL ##	Whether Chairman/ Member
Dr. Prathap C Reddy	Promoter	Executive Chairman	1,205,493	12(10)	--	--
Smt. Preetha Reddy	Promoter	Managing Director	732,270	13	--	--
Smt. Suneeta Reddy	Promoter	Executive Director-Finance	601,795	15(5)	1 3	Chairman Member
Smt. Sangita Reddy	Promoter	Executive Director-Operations	1,286,254	9	1	Member
Shri. P. Obul Reddy	Non Executive	Director	9,000	3 (2)	1	Member
Shri. Rajkumar Menon	Independent	Director	--	--	--	--
Shri. Rafeeque Ahamed	Independent	Director	20,000	--	--	--
Shri. Habibullah Badsha	Independent	Director	5,403	(1)	--	--
Shri. Deepak Vaidya	Independent	Director	--	8(1)	3 3	Chairman Member
Shri. N. Vaghul	Independent	Director	--	10(3)	1 3	Chairman Member
Shri. T.K. Balaji	Independent	Director		10(1)	1 5	Chairman Member
Shri. Khairil Anuar Abdullah	Independent	Director	--	--	--	--
Shri. G. Venkatraman	Independent	Director	--	4	2 2	Chairman Member
Shri. Steven J.Thompson	Independent	Director	--	--	--	--
Shri. Neeraj Bharadwaj [1]	Non Executive	Nominee Apax Mauritius FDI One Ltd	--	--	--	--
Shri. Sandeep Naik [2]	Non Executive	Alternate Director to Shri.Neeraj Bharadwaj	--	--	--	--

1. Appointed w.e.f 19th November 2007
2. Appointed w.e.f 19th November 2007

Excluding Directorships in Foreign Companies, Private Companies and Section 25 companies.

Represents Membership/Chairmanship of Audit Committees and Shareholders'/Investors' Grievance Committee.

None of the Directors on the Board hold the office of the Director in more than 15 Companies, or Membership of Committees of the Board in more than 10 Committees and Chairmanship of more than 5 Committees, across all companies.

Pecuniary relationship or transaction of Non-Executive directors vis-à-vis the Company

As regard to the disclosure in respect of pecuniary relationship or transaction of Non-Executive directors vis-à-vis the company it is stated that Shri. P. Obul Reddy, Director of the company may be deemed to be interested through his relatives in M/s.P.Obul Reddy & Sons, a partnership firm which deals in Godrej Products.

Company has entered into a contract with the above firm with the prior approval of the Central Government pursuant to Section 297 of the Companies Act 1956, for purchase of furniture & fittings from this firm at the prevailing market prices for the hospitals run by the Company at various places for a period of two years from 01st June 2007 to 31st May 2009.

All transactions with this firm have been in the ordinary course of business and the total value of goods purchased from this firm during the year amounted to Rs.15.04 million.

Apart from the above, the Company does not have any direct pecuniary relationship / transaction with any of its Non-Executive Directors.

(B) Remuneration policy of Directors

(a)Executive Director

The remuneration paid to Executive Directors is recommended by the Remuneration & Nomination Committee and approved by the Board of Directors subject to the approval by the Shareholders in General Meeting.

(b) Non Executive Director

Non Executive Directors are paid sitting fee for the meeting of Board and Committee, if any, attended by them. The commission paid to Non-Executive Directors is approved by the Board of Directors subject to approval of Shareholders in the General Meeting.

(c) Details of remuneration paid to the Directors

The details of the remuneration paid/accrued to the Directors for the year ended 31st March 2008 along with their relationships and business interests is detailed below:-

(Amount in Rs.)

Name of the Director	Relationship with other Directors	Remuneration paid/payable for the year ended 31st March 2008			
		Sitting Fee	Remuneration	Commission	Total
Dr. Prathap C Reddy	Father of Smt. Preetha Reddy, Smt. Suneeta Reddy & Smt. Sangita Reddy	NA	69,009,223	-	69,009,223
Smt. Preetha Reddy	Daughter of Dr. Prathap C Reddy, Sister of Smt. Suneeta Reddy, & Smt. Sangita Reddy	NA	27,603,689	-	27,603,689
Smt. Suneeta Reddy	Daughter of Dr. Prathap C Reddy, Sister of Smt. Preetha Reddy, & Smt. Sangita Reddy	NA	17,252,306	-	17,252,306
Smt. Sangita Reddy	Daughter of Dr. Prathap C Reddy, Sister of Smt. Preetha Reddy & Smt. Suneeta Reddy	NA	6,900,922	-	6,900,922
Shri. P. Obul Reddy	Father-in-law of Smt. Preetha Reddy and Smt. Suneeta Reddy	220,000	-	500,000	720,000
Shri. Rajkumar Menon	-	320,000	-	500,000	820,000
Shri. Rafeeque Ahamed	-	60,000	-	500,000	560,000

Shri. Habibullah Badsha	-	180,000	-	500,000	680,000
Shri. Deepak Vaidya	-	360,000	-	500,000	860,000
Shri. N. Vaghul	-	260,000	-	500,000	760,000
Shri. T.K. Balaji	-	140,000	-	500,000	640,000
Shri. Khairil Anuar Abdullah	-	140,000	-	500,000	640,000
Shri. G. Venkatraman	-	320,000	-	500,000	820,000
Shri. Steven J Thompson	-	40,000	-	500,000	540,000
Shri. Neeraj Bharadwaj #	-	60,000	-	182,192	242,192

appointed w.e.f 19th November 2007

Notes:

(i) The term of Executive directors is for a period of 5 years from the respective date of appointment.

(ii) The Company does not have any service contract with any of the directors.

(iii) None of the above is eligible for any severance pay.

(iv) The Commission to Non-Executive Directors for the year ended 31st March 2008 @ Rs. 500,000/- per annum will be paid, subject to deduction of tax after adoption of accounts by shareholders at the Annual General Meeting to be held on 28th August 2008. Sitting fee also includes payment of fees for attending Board-level Committee Meetings.

(v) The Company has no stock option plans and hence, such instrument does not form part of the remuneration package payable to any Executive Director and/or Non-Executive Director.

(vi) The Company did not advance any loan to any of its directors during the year.

(d) Criteria for payment to Non-Executive Directors

The compensation to the non-executive directors takes the form of commission on profits. The shareholders and the Ministry of Corporate Affairs have approved for payment of commission to non executive directors of the company up to 1 percent of the net profits of the company for each year calculated as per the provisions of the Companies Act, 1956, subject to a ceiling of Rs.500,000/- for each non executive director per year.

The sum is reviewed periodically taking into consideration various factors such as performance of the Company, time spent by the directors for attending to the affairs and business of the Company, and the extent of responsibilities cast on the directors under various laws and other relevant factors. Further, the aggregate commission paid to all non-executive directors is well within the limit of 1 per cent of net profit as approved by the shareholders. The non-executive directors are also paid sitting fees as permitted by government regulations for all board and committee meetings attended by them.

(C) Board Procedures

(a) Number of Board Meetings held, dates on which held

TEN board meetings were held during the financial year from 1st April 2007 to 31st March 2008. The dates on which the meetings were held are as follows:-

23rd April, 26th June, 23rd July, 17th August, 24th August, 31st August, 23rd October, 19th November 2007, 24th January 2008 and 17th March 2008.

(b) Attendance of each director at the Board Meetings and at the last AGM are set out below:-

Director	Number of Board Meetings held	Number of Board Meetings Attended	Last AGM attendance (Yes/No)
Dr. Prathap C Reddy	10	10	Yes
Smt. Preetha Reddy	10	8	Yes
Smt. Suneeta Reddy	10	9	Yes
Smt. Sangita Reddy	10	6	Yes
Shri. P. Obul Reddy	10	7	Yes
Shri. Rajkumar Menon	10	9	Yes
Shri. Rafeeque Ahamed	10	2	No
Shri. Habibullah Badsha	10	6	Yes
Shri. Deepak Vaidya	10	8	Yes
Shri. N. Vaghul	10	8	Yes
Shri. T.K. Balaji	10	5	Yes
Shri. Khairil Anuar Abdullah	10	7	Yes
Shri. G. Venkatraman	10	9	Yes
Shri. Steven J Thompson	10	2	No
Shri. Neeraj Bharadwaj [1]	10	2	NA
Shri. Sandeep Naik [2] (Alternate Director to Shri. Neeraj Bharadwaj)	10	1	NA

1. Appointed w.e.f 19th November 2007
2. Appointed w.e.f 19th November 2007

(c) The information made available to the Board includes the following:-

1. Annual Operating plans and budgets and any updates

2. Capital budgets and any updates

3. Quarterly results for the Company and its operating divisions or business segments

4. Minutes of meetings of audit committee and other committees of the Board

5. The information or recruitment and remuneration of senior officers just below the board level, including appointment and removal of Chief Financial Officer and the Company Secretary.

6. Show cause, demand, prosecution notices and penalty notices, which are materially important.

7. Fatal or serious accidents, dangerous occurrences any material effluent or pollution problems

8. Any material default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company

9. Any issue which involves possible public or product liability, claims of substantial nature including judgement or order which, may have passed

strictures on the code of conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company

10.Details of joint venture or collaboration agreement

11.Transactions that involve substantial payment towards goodwill, brand equity or intellectual property

12.Significant labour problems and their solutions. Any significant development in Human Resources / Industrial Relations front like signing of wage agreement, implementation of VRS scheme etc

13.Sale of material nature such as investments, subsidiaries, assets, which is not in normal course of business

14.Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement if material

15.Non-compliance of any regulatory, statutory or listing requirements and the shareholders service such as non-payment of dividend, delay in share transfer etc.

(d) The Board reviews periodically the Compliance reports of all laws applicable to the Company.

(D) Code of Conduct for Board Members and Senior Management Personnel

The Board of Directors at its meeting held on 25th July 2005, had adopted a Code of Conduct for the Board Members and Senior Management Personnel. This Code helps the Company to maintain the Standard of the Business Ethics and ensure compliance with the legal requirements, specifically under Clause 49 of the Stock Exchange Listing Agreements of the Company. The Code is aimed to prevent any wrongdoing and to promote ethical conduct at the Board and Senior Management level.

The Company Secretary has been appointed as Compliance Officer and is responsible to ensure adherence to the Code; by all concerned a copy of the code of conduct has been posted at Company's official website www.apollohospitals.com

The declaration regarding compliance with code of conduct is as required under clause 49 of the Listing Agreement with the stock exchanges is appended to this report.

Code of Conduct for prevention of Insider Trading

The Company has adopted code of conduct for prevention of insider trading in accordance with Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. Mr. S.K. Venkataraman, Chief Financial Officer & Company Secretary is the compliance officer. All the Directors and Senior Management Personnel and such other designated employees of the Company who are expected to have access to unpublished price sensitive information relating to the Company are covered under the said code. The Directors, their relatives, senior management personnel, designated employees etc., are restricted from purchasing, selling and dealing the shares while in possession of unpublished price sensitive information about the company during certain prohibited period.

II. Composition of Board Committees

Audit Committee	Investors Grievance Committee	Remuneration & Nomination Committee	Investment Committee	Share Transfer Committee
Shri. Deepak Vaidya, Chairman	Shri. Rajkumar Menon, Chairman	Shri. N. Vaghul, Member	Smt. Preetha Reddy, Member	Dr. Prathap C Reddy, Chairman
Shri. P. Obul Reddy, Member	Shri. Preetha Reddy, Member	Shri. P. Obul Reddy, Member	Smt. Suneeta Reddy, Member	Smt. Preetha Reddy, Member
Shri. G. Venkatraman, Member	Smt. Suneeta Reddy, Member	Shri. Deepak Vaidya, Member	Shri. N. Vaghul, Member	Shri. Rajkumar Menon, Member
Shri. Rajkumar Menon, Member		Shri. G. Venkatraman, Member	Shri. Deepak Vaidya, Member	
		Shri. Neeraj Bharadwaj[1], Member	Shri. T.K. Balaji, Member	

1. Appointed as a member w.e.f 19th November 2007

1. AUDIT COMMITTEE

(a) Composition of Audit Committee

The Company continued to derive immense benefit from the deliberation of the Audit Committee comprising of the following four Non-Executive Directors of whom majority is Independent.

1.Shri. Deepak Vaidya, Chairman

2.Shri. P. Obul Reddy

3.Shri. G. Venkatraman

4.Shri. Rajkumar Menon

The committee comprises eminent professionals with expert knowledge in corporate finance. The Minutes of each audit committee meeting are placed before and discussed by the Board of Directors of the Company.

(b) Meetings of Audit Committee

Audit Committee met five times during the year on 23rd May, 26th June, 23rd July, 23rd October 2007 and 24th January 2008.

Sl.No	Name of the Member	Designation	Number of Meetings Held	Number of Meetings attended
1.	Shri. Deepak Vaidya	Chairman	5	5
2.	Shri. P. Obul Reddy	Member	5	4
3.	Shri. G. Venkatraman	Member	5	5
4.	Shri. Rajkumar Menon	Member	5	5

(c) Power of Audit Committee

The powers of Audit committee include the following :

1.To investigate any activity within its terms of reference.

2.To seek information from any employees

3.To obtain outside legal or other professional advice

4.To secure attendance of outsiders with relevant expertise, if it considers necessary.

(d) Functions of Audit Committee

The role of the audit committee includes the following:

1.Oversight of the company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

2.Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.

3.Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

4.Reviewing, with the management, the annual financial statements before submission to the board for approval, with particular reference to;

(a) Matters required to be included in the Director's Responsibility Statement to be included in the Board's report in terms of clause 2AA of Section 217 of the Companies Act, 1956.

(b)Changes, if any, in accounting policies and practices and reasons for the same.

(c)Major accounting entries involving estimates based on the exercise of judgement by management.

(d)Significant adjustments made in the financial statements arising out of audit findings.

(e)Compliance with listing and other legal requirements relating to financial statements.

(f)Disclosure of any related party transactions.

(g)Qualifications in the draft audit report.

5.Reviewing, with the management, the quarterly financial statements before submission to the board for approval

6.Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.

7.Reviewing the adequacy of internal audit function, if any including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

8.Discussion with internal auditors any significant findings and follow up thereon.

9.Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.

10.Discussion with statutory auditors before the audit commences about nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

11.To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

12.To review the functioning of the Whistle Blower Mechanism, in case the same is existing.

13.Carrying out any other function as is mentioned in the terms of reference of the Audit Committee

14. The Audit Committee mandatorily reviews the following information:

(i) Management discussion and analysis of financial condition and results of operations.

(ii)Statement of significant related party transactions (as defined by the audit committee, submitted by management

(iii)Management letters / letters of internal control weaknesses issued by the statutory auditors.

(iv)Internal audit reports relating to internal control weaknesses; and

(v)The appointment / removal and terms of remuneration of the Chief internal auditor shall be subject to review by the Audit Committee.

In addition to the areas noted above, audit committee looks into controls and security of the company's critical IT applications, the internal and control assurance audit reports of all major divisions and profit centers and deviations from the code of business principle, if any.

2. REMUNERATION & NOMINATION COMMITTEE

(a) Composition and Scope of Remuneration & Nomination Committee

The Remuneration & Nomination Committee comprising the following Independent and Non-Executive Directors.

1. Shri. N. Vaghul
2. Shri. P. Obul Reddy
3. Shri. Deepak Vaidya
4. Shri. G. Venkatraman and
5. Shri. Neeraj Bharadwaj (Appointed w.e.f 19th November 2007)

The Scope of Remuneration & Nomination Committee includes

1.To submit recommendations to the Board with regard to

a) Filling up of vacancies in the Board that might occur from time to time and appointment of additional non-whole time Directors. In making these recommendations, the Committee shall take into account the special professional skills required for efficient discharge of the Board's functions;

b) Directors liable to retire by rotation; and

c) Appointment of whole time Directors.

2.To determine and recommend to the Board from time to time

a. the amount of commission and fees payable to the Directors within the applicable provisions of the Companies Act, 1956.

b. the amount of remuneration, including performance or achievement bonus and perquisites payable to the whole-time Directors.

3.To frame guidelines for Reward Management and recommend suitable schemes for the whole time Directors and Senior Management and

4.To determine the need for key man insurance for any of the company's personnel

(b) Meetings of Remuneration & Nomination Committee

During the year, Remuneration & Nomination Committee met on 24th January 2008 and the following members were present at the meeting.

1. Shri. N. Vaghul, Chairman
2. Shri. Deepak Vaidya and
3. Shri. G. Venkatraman

3. INVESTMENT COMMITTEE

(a) Composition and Scope of Investment Committee

Investment committee comprising of majority of Independent Directors.

1. Smt. Preetha Reddy
2. Smt. Suneeta Reddy
3. Shri.N. Vaghul
4. Shri.T.K. Balaji and
5. Shri. Deepak Vaidya

The Scope of the Investment Committee is to review and recommend the investment of surplus funds of the Company.

(b) Meetings of Investment Committee

During the year, Investment Committee met on 23rd April, 26th June, 23rd July 2007 and 24th January 2008.

Sl.No	Name of the Member	Designation	Number of Meetings Held	Number of Meetings attended
1.	Shri. N. Vaghul	Chairman	4	4
2.	Smt. Preetha Reddy	Member	4	3
3.	Smt. Suneeta Reddy	Member	4	4
4.	Shri. Deepak Vaidya	Member	4	4
5.	Shri.T.K. Balaji	Member	4	2

4. INVESTORS' GRIEVANCE COMMITTEE

(a) Composition and Scope of Investors' Grievance Committee

The Shareholders' / Investors' Grievance Committee specifically looks into redressing of shareholders' and investors' complaints such as transfer of shares, non-receipt of shares, non-receipt of declared dividends and to ensure expeditious share transfers.

This Committee comprises the following Directors:-

1. Shri. Rajkumar Menon, Chairman
2. Smt. Preetha Reddy and
3. Smt. Suneeta Reddy

(b) Meetings of Investors Grievance Committee

The Committee met four times during the year on 4th April, 4th July, 4th October 2007 and 4th January 2008.

Sl.No	Name of the Member	Designation	Number of Meetings Held	Number of Meetings attended
1.	Shri. Rajkumar Menon	Chairman	4	4
2.	Smt. Preetha Reddy	Member	4	4
3.	Smt. Suneeta Reddy	Member	4	4

name and designation of Compliance Officer:-

Shri. S.K. Venkataraman, Chief Financial Officer and Company Secretary.

(5) SHARE TRANSFER COMMITTEE

Composition and Scope of Share Transfer Committee

The Share transfer committee comprising of following directors:

1.Dr. Prathap C Reddy

2.Smt. Preetha Reddy

3.Shri. Rajkumar Menon

The Share Transfer Committee, constituted by the Board has been delegated powers to administer the following:-

- To effect transfer of shares
- To effect transmission of shares
- To issue duplicate share certificates as and when required; and
- To confirm demat/remat request

The Committee, attends to the share transfer and other formalities once in a fortnight

III. SUBSIDIARIES

As per revised clause 49 of the Stock Exchange Listing Agreement, your Company does not have any Material non-listed Subsidiary Company whose turnover or networth exceeds 20% of the consolidated turnover or networth respectively of the Company and its subsidiaries in the immediately preceding accounting year.

IV. DISCLOSURES

(A) Related Party Transactions

There were no materially significant related party transactions, pecuniary transactions or relationships between the Company and its directors, promoters or the management that may have potential conflict with the interests of the Company at large except the details of transactions disclosed in Schedule J Notes forming part of Accounts as required under Accounting Standard 18 of the Institute of Chartered Accountants of India and all related party transactions are negotiated on arms length basis. During the year, the Company has allotted 1,549,157 warrants convertible into equity shares to Dr. Prathap C Reddy, one of the promoters of the Company as disclosed in clause IV (c) of the report.

All details relating to financial and commercial transactions, where directors may have a potential interest are provided to the Board and the interested Directors neither participate in the discussion, nor do they vote on such matters. The Audit Committee of the Company also reviews related party transactions on periodically.

(B) Accounting Treatment

The company follows Accounting Standards issued by the Institute of Chartered Accountants of India and in preparation of financial statements, the Company has not adopted a treatment different from that prescribed in any Accounting Standard.

(C) Risk Management

Business Risk Evaluation and Managing such risks is an ongoing process within the organization. The Board constituted Risk Management Committee headed by Managing Director which will review the probability of risk events that adversely affect the operations and profitability of the Company and suggest suitable measures to mitigate such risks.

A Risk Management Framework is already in place and the Executive Management reports to the Board periodically on the assessment and minimization of risks.

(D) Proceeds of Public, Rights and Preferential Issues

During the year, Company has allotted 7,047,119 equity shares to Apax Mauritius FDI One Limited at a price of Rs.605.07 per equity share. The Audit Committee reviews the utilization of proceeds on a quarterly basis.

During the year, Company has allotted 1,549,157 warrants convertible into equity shares to Dr. Prathap C Reddy, one of the promoters of the company on preferential basis. Each warrant issued can be converted into one equity share of Rs. 10/- each at a price of Rs.497.69 which includes premium of Rs. 487.69 per share calculated in accordance with SEBI guidelines. The promoter has paid 10% of the consideration @ Rs.497.69 per warrant on the date of allotment. The balance 90% is payable on the exercise of option for conversion within 18 months of date of allotment.

(E) Management

The Management's Discussion and Analysis Report is appended to this report.

(F) Shareholders

(1) Disclosures regarding appointment or re-appointment of Directors

As per the Companies Act, 1956, atleast two thirds of the Board should consist of retiring Directors, of these atleast one third are required to retire every year. Except the Chairman and the Managing Director, all other Directors are liable to retire by rotation as per the provisions of Companies Act, 1956. As per the Articles of Association, Shri. Rajkumar Menon, Shri.Khairil Anuar Abdullah, Shri. G. Venkatraman and Smt. Suneeta Reddy will retire at the ensuing Annual General Meeting.

The detailed resumes of all these directors seeking re-appointment are provided as part of the Notice of the Annual General Meeting.

(2) Communication to shareholders

The unaudited quarterly/half yearly financial statements are announced within one month of the end of the quarter. The aforesaid financial statements are taken on record by the Board of Directors and are communicated to the Stock Exchanges where the Company's securities are listed. Once the Stock Exchanges have been intimated, these results are given by way of Press Release to various new agencies/analysts and published within 48 hours in two leading daily newspapers one in English and one in Tamil.

The audited annual results are announced within three months from the end of the last quarter as stipulated under the Listing Agreement with the Stock Exchanges. For the financial year ended 31st March 2008, the audited annual results were announced on 24th June 2008. The aforesaid audited annual results are taken on record by the Board of Directors and are communicated to the Stock Exchanges where these results are given by way of a Press Release to various news agencies/analysts and are also published within 48 hours in two leading daily newspapers one in English and one in Tamil. The audited financial results form a part of the Annual Report which is sent to the Shareholders prior to the Annual General Meeting.

The Company also informs by way of intimation to the Stock Exchanges all price sensitive matters or such other matters which in its opinion are material and of relevance to the shareholders.

The quarterly/half yearly and the annual results of the company are put on the Company's website.
www.apollohospitals.com

All data required to be filed electronically as Electronic Data Information Filing and Retrival (EDIFAR) document pursuant to Clause 51 of the Listing Agreement, such as annual report, Quarterly financial statements, shareholding pattern are being regularly filed on the EDIFAR website viz. www.sebiedifar.nic.in in addition to the filing of the same with the Stock Exchanges.

(3) Investors' Grievances and Share Transfer

As mentioned earlier, the Company has a Board-level Investors Grievance Committee to examine and redress shareholders and investors' complaints. The status on complaints and share transfers is reported to the Committee. The details of shares transferred and nature of complaints is provided in the Additional information to shareholders section of the Annual Report.

For matters regarding shares transferred in physical form, share certificates, dividends, change of address etc., shareholders should communicate to the Integrated Enterprises (India) Ltd, registrar and share transfer agent. Their address is given in the section on Shareholder Information.

(4) Details of Non-Compliances

There are no non-compliances by the Company and no penalties, strictures imposed on the Company by Stock Exchanges or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

(5) General Body Meetings

Location, date and time of Annual General Meetings held during the preceding three years are given below:

Year	Date	Venue	Time
2004-2005	Aug 11, 2005	Kamaraj Arangam, Chennai	4.00 P.M.
2005-2006	Aug 7, 2006	Kamaraj Arangam, Chennai	10.00 A.M.
2006-2007	Aug 24, 2007	Kamaraj Arangam, Chennai	10.00 A.M.

The following special resolutions were passed by the members during the past three Annual General Meetings.

Annual General Meeting held on August 24, 2007

- Payment of remuneration equivalent to 5% of the net profits of the company to Dr. Prathap C Reddy, Permanent Chairman for a period of five years with effect from 25th June 2007.

Annual General Meeting held on August 7, 2006

- Enhancement of payment

of remuneration in the form of commission to Non Whole-time Directors.

- Delist the Company's equity shares from the Madras Stock Exchange Limited.

No special resolutions were passed at the Annual General Meeting held on 11th August 2005.

(6) Postal Ballots

During the year there were no ordinary or special resolutions passed by the members through Postal Ballot.

V. CEO/CFO CERTIFICATION

As required by clause 49 of the Listing Agreement, the certificate from Smt.Preetha Reddy, Managing Director and Smt. Suneeta Reddy, Executive Director-Finance was placed before the Board of Directors at their meeting held on 24th June 2008.

VI. COMPLIANCE WITH CORPORATE GOVERNANCE NORMS

(i) Mandatory Requirements

The Company has complied with all the mandatory requirements of Corporate Governance norms as enumerated in Clause 49 of the Listing Agreement with the Stock Exchanges.

(ii) Non-Mandatory Requirements

The status of compliance in respect non-mandatory requirements of Clause 49 of Listing Agreement is as follows:-

1. The Board

(a) There is no Non-Executive Chairman for the Company.

(b) No specific tenure has been specified for any of the Independent Directors.

2. Remuneration Committee
Details are given under the heading 'Remuneration & Nomination Committee'.

3.Shareholder Rights
Details are given under the heading 'Communication to Shareholders'

4.Audit Qualifications
During the year under review, there was no audit qualification in the Company's financial statements.

The Company has not adopted non-mandatory requirements such as training of board members, mechanism for evaluating the non-executive board members and whistle blower policy. However the company has fully complied with SEBI guidelines relating to Corporate Governance in respect of compliance of mandatory requirements.

VII. AUDITORS' REPORT ON CORPORATE GOVERNANCE

As required by Clause 49 of the Listing Agreement, the auditors' certificate is given as an annexure to the Directors' Report.

General Shareholders' information

(i) AGM date , time and venue	28th August 2008 at 10.00 a.m. Kamaraj Arangam, No. 492, Anna Salai, Teynampet, Chennai 600 006.
(ii) Financial Calendar	
1st Quarter	1st April to 30th June
2nd Quarter	1st July to 30th September
3rd Quarter	1st October to 31st December
4th & last Quarter	1st January to 31st March
(iii) Date of Book Closure	13th August 2008 to 28th August 2008 (both days inclusive)
(iv) Dividend Payment	On or before 15th September 2008
(v) Listing of	
(1) Equity Shares	(i) Bombay Stock Exchange Ltd (BSE) Phiroze Jheejheebhoy Towers, Dalal Street, Mumbai - 400 001 Tel :91-22-2272 1234, 1233

	Fax: 91-22-2272 3353/3355 Website: www.bseindia.com
	(ii) National Stock Exchange of India Exchange Plaza, Bandra-Kurla Complex, Bandra (E), Mumbai 400 051 Tel: 91-22-2659 8100 - 8114 Fax: 91-22-26598237/38 Website: www.nseindia.com
(2) GDRs	EuroMTF of Luxembourg Stock Exchange BP 165 L-2011 Luxembourg Traded at : Nasdaq Portal Market
(3) Listing Fees	Paid for all the above stock exchanges for 2007-2008 and 2008-2009.
(vi) Address of Registered Office	No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai 600 028.
(vii) a) Stock Exchange Security Code for	
(1) Equity Shares	
(i) The Bombay Stock Exchange Ltd, Mumbai (ii) National Stock Exchange of India Ltd, Mumbai	(i) 508869 (ii) APOLLOHOSP
(2) GDRs	
(i) Luxembourg Stock Exchange (ii) Nasdaq Portal Market	US0376082055 AHELYP05
b) Demat ISIN Numbers in NSDL & CDSL for Equity Shares	INE437A01016
c) ISIN Numbers of GDRs	Reg. S GDRs - US0376082055 Rule 144a GDRs - US0376081065
d) Overseas Depositary for GDRs	The Bank of New York Mellon 101 Barclay Street, 22W New York, NY 10286
e) Domestic Custodian for GDRs	ICICI Bank Limited Securities Markets Services 1st Floor, Empire Complex, 414 Senapati Bapat Marg, Lower Parel, Mumbai 400 013 Tel: +91-22-6667 2026 Fax: +91-22-6667 2779/2740

(viii) Monthly High and Low quotations along with the volume of shares traded in NSE & BSE during the year 2007-2008.

Month	National Stock Exchange (NSE)			The Bombay Stock Exchange (BSE)		
	High	Low	Volume	High	Low	Volume
	(Rs.)		Numbers	(Rs.)		Numbers
Apr-07	554.95	475.00	284,114	550.05	482.00	101,144
May-07	526.90	465.00	352.996	530.00	466.00	77,235
Jun-07	548.75	485.55	506,755	540.00	481.05	132,399
Jul-07	530.00	470.00	521,864	532.00	421.00	130,224
Aug-07	528.00	470.00	721,882	539.00	470.00	1,099,286
Sep-07	499.00	467.00	849,007	500.00	422.00	223,184
Oct-07	515.00	455.00	1,052,214	520.00	444.20	634,788
Nov-07	510.00	445.00	546,801	510.00	445.50	288,592
Dec-07	559.35	460.00	1,243,800	559.70	460.00	498,786
Jan-08	627.00	365.00	1,451,168	630.30	362.00	631,690
Feb-08	533.70	435.00	845,022	527.00	435.00	214,786
Mar-08	525.70	470.00	652,844	523.95	433.00	261,219

(ix) Apollo Price Vs Sensex


APOLLO PRICE Vs BSE SENSEX
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150
100
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24000
22000
20000
18000
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Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apollo
Sensex

(x) Registrar & Share Transfer Agent:

Integrated Enterprises (India) Limited

"Kences Towers", II Floor,
No.1 Ramakrishna Street,
North Usman Road, T. Nagar,
Chennai 600 017,
Tel. No: 044 2814 0801,
2814 0803,
Fax.No: 044 2814 2479
e-mail :
sureshbabu@iepindia.com

(xi) 1) Share Transfer System

The share transfer requests for shares held in physical form received by the Company are aprocessed and the share certificates are returned within the stipulated time under the Companies Act, 1956 and the listing agreement, provided that the documents received are in order and complete in all respects. Delays beyond the stipulated period were mainly due to disputes over the title to the shares.

The Shares transferred (in physical form) during 2007-2008.

	2007 - 2008	2006 - 2007
Shares Transferred	34,690	22,598
Total No. of Shares as on 31st March	58,685,702	51,638,583
% on Share Capital	0.06	0.04

The Company obtains from a Company Secretary in Practice half-yearly certificate of compliance with the share transfer formalities as required under Clause 47(c) of the Listing Agreement with Stock Exchanges and files a copy of the certificate with the Stock Exchanges.

2) Shareholders' Services

The status on the total number of requests / Complaints received during the year were as follows :

Sl.No.	Nature of Complaints/Requests	Received	Replied	Pending
1.	Change of Address	305	305	-
2.	Revalidation and issue of duplicate dividend warrants	482	482	-
3.	Share transfers	251	251	-
4.	Split of Shares	4	4	-
5.	Stop Transfer	1	1	-
6.	Change of Bank Mandate	137	137	-
7.	Correction of Name	-	-	-
8.	Dematerialisation Confirmation	917	917	-
9.	Rematerialisation of shares	6	6	-
10.	Issue of duplicate share certificates	56	56	-
11.	Transmission of shares	97	97	-
12.	General enquiry	432	432	-

The Company attended to the investor grievances/ correspondence within a period of 5 days from the date of receipt of the same during the financial year, except in cases that are constrained by disputes and legal impediments.

3) Legal Proceedings

There are five pending cases relating to dispute over the title to shares, in which Company had been made a party. However these cases are not material in nature.

4) Change of Address, Bank Details, Nomination etc.

All the members are requested to notify immediately any change in their address, bank mandate and nomination details to the Company's Registrar and Share Transfer Agents, Integrated Enterprises (I) Limited. Members holding shares in electronic segment are requested to notify the change of address, bank details, nomination etc to the depository participants (DP) with whom they are having client account for effecting necessary corrections. Any intimation made to the Registrar without effecting the necessary correction with the DP cannot be updated. It is therefore necessary on the part of the shareholders to inform the changes to their DP with whom they have opened the account.

5) Transfer of unclaimed amounts to Investor Education and Protection Fund

During the year, the Company has transferred a sum of Rs. 1,702,011/- in aggregate which comprises Rs. 1,378,635/- as unclaimed dividend and Rs. 323,376/- as unclaimed deposit to Investor Education and Protection Fund pursuant to Section 205C of the Companies Act, 1956 and the Investor Education and Protection Fund (Awareness and Protection of Investor) Rules, 2001.

(xii) 1) Distribution of Shareholdings as on 31st March 2008

No. of Equity Shares		Shares				Holders			
		Physical		Electronic		Physical		Electronic	
		Nos.	%	Nos.	%	Nos.	%	Nos.	%
1	500	1,150,901	1.96	1,394,421	2.38	11,353	39.21	15,576	53.80
501	1000	392,392	0.67	421,161	0.72	458	1.58	529	1.83
1001	2000	495,833	0.84	376,420	0.64	327	1.13	248	0.86
2001	3000	99,492	0.17	200,640	0.34	39	0.13	76	0.26
3001	4000	215,881	0.37	105,340	0.18	58	0.20	29	0.10
4001	5000	258,950	0.44	134,483	0.23	58	0.20	30	0.10
5001	10000	175,037	0.30	300,414	0.51	24	0.08	40	0.14
10001	above	1,870,347	3.19	51,093,990	87.06	21	0.07	87	0.30
Total		**4,658,833**	**7.94**	**54,026,869**	**92.06**	**12,338**	**42.61**	**16,615**	**57.39**
Grand Total		**58,685,702**				**28,953**			

2) Categories of shareholders as on March 31, 2008

Category code	Category of shareholder	Total number of shares	Percentage to total no. of shares
(A)	**Shareholding of Promoter and Promoter Group**		

1	**Indian**		
(a)	Individuals/ Hindu Undivided Family	8,498,398	14.48
(b)	Bodies Corporate	7,620,433	12.99
	Sub Total(A)(1)	**16,118,831**	**27.47**
	Total Shareholding of Promoter and Promoter Group	**16,118,831**	**27.47**
(B)	**Public shareholding**		
1	**Institutions**		
(a)	Mutual Funds/ UTI	110,535	0.21
(b)	Financial Institutions / Banks	49,784	0.09
(c)	Central Government/ State Government(s)	161,854	0.30
(d)	Insurance Companies	197,630	0.37
(e)	Foreign Institutional Investors	17,461,894	32.44
	Sub-Total (B)(1)	**17,981,697**	**33.41**
2	**Non-Institutions**		
(a)	Bodies Corporate	494,928	0.84
(b)	Individuals		
(i)	Individual shareholders holding nominal share capital up to Rs 1 lakh	4,231,326	7.21
(ii)	Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	189,186	0.32
(c)	**Any Other (Specify)**		
	Trusts	59,049	0.10
	Directors and their relatives	61,103	0.10
	Market Maker	249	0.00
	Non Resident Indians	1,078,250	1.84
	Overseas Corporate Bodies	144,771	0.25
	Clearing Member	85,613	0.15
	Hindu Undivided Families	89,803	0.15
	Foreign Corporate Bodies	13,289,586	22.65
	Sub-Total (B)(2)	**19,723,864**	**33.61**

(B)	Total Public Shareholding (B)= (B)(1)+(B)(2)	37,705,561	64.25
	TOTAL (A)+(B)	53,824,392	91.72
(C)	Global Depository Receipts (GDRs)	4,861,310	8.28
	GRAND TOTAL (A)+(B)+(C)	58,685,702	100.00

GDRs :
The details of high / low market price of the GDRs at The Luxembourg Stock Exchange and Rule 144 A GDRs at Portal Market of NASDAQ during the financial year 2007 - 2008

Month	Reg. S			Rule 144 - A		
	High ($)	Low ($)	Closing ($)	High ($)	Low ($)	Closing ($)
Apr-07	12.38	11.48	12.19	12.43	11.32	12.20
May-07	12.40	11.67	12.37	12.41	11.53	12.38
June-07	12.74	12.09	12.64	12.84	11.97	12.76
Jul-07	12.69	12.13	12.22	12.61	11.99	11.99
Aug-07	12.70	11.53	11.96	12.71	11.74	11.85
Sep-07	11.58	12.19	12.19	12.18	11.55	12.18
Oct-07	12.47	11.64	12.12	12.59	11.65	12.32
Nov-07	12.18	11.44	12.05	12.24	11.42	12.20
Dec-07	13.33	12.23	13.31	13.34	12.36	13.34
Jan-08	15.04	10.61	12.36	14.95	10.64	12.61
Feb-08	12.51	11.08	12.51	12.51	11.73	12.41
Mar-08	12.75	11.83	12.75	12.84	11.87	12.68

Note: 1 GDR = 1 equity share.

(xiii) 1) Dematerialization of Shares

As on 31st March 2008, 92.06% of the Company's paid up equity capital was held in dematerialized form. Trading in equity shares of the Company is permitted only in dematerialized form as per notification issued by the Securities and Exchange Board of India (SEBI).

2) Secretarial Audit Report

As stipulated by the Securities and Exchange Board of India, a qualified Practicing Company Secretary carries out the Secretarial Audit to reconcile the total admitted capital with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) and the total listed and paid up capital. This audit is carried out every quarter and the report thereon is submitted to the Stock Exchanges and is also placed before the Board of Directors. The audit, interalia, confirms that the total listed and paid up capital of the Company is in agreement with the aggregate of the total number of shares in dematerialised form (held with NSDL and CDSL) and total number of shares in physical form.

(xiv) Outstanding GDRs or Warrants or any convertible instrument, conversion dates and likely impact on equity

(i) Pursuant to the resolution passed by the members in an Extraordinary General Meeting held on 24th May 2005, the Company has issued 9,000,000 Global Depositary Receipts (GDRs) and the details of GDRs issued and converted and outstanding as on 31st March 2008 are given below :

Particulars		Nos.
Total GDRs issued		9,000,000
GDRs converted into underlying equity shares		
2005-2006	2,207,534	
2006-2007	1,173,356	
2007-2008	757,800	
		4,138,690
Outstanding GDRs as on 31st March 2008		4,861,310

There is no change in the equity on conversion of GDRs into equity share

(ii) Pursuant to the resolution passed by the members in an Extraordinary General Meeting held on 5th January 2007, 1,550,000 Equity Warrants with each warrant convertible into one equity share of the Company of nominal value of Rs.10/- each at a price of Rs.442.55 which includes a premium of Rs.432.55 per share allotted to Smt. Sangita Reddy, one of the Promoters of the Company on 23rd February 2007. These warrants have been issued with a convertible option to be exercised within a period of 18 months from the date of allotment i.e., on or before 22nd August 2008.

(iii) Pursuant to the resolution passed by the members in an Extraordinary General Meeting held on 6th October 2007, 1,549,157 Equity Warrants with each warrant convertible into one equity share of the Company of nominal value of Rs.10/- each at a price of Rs.497.69 which includes a premium of Rs.487.69 per share allotted to Dr. Prathap C Reddy, one of the Promoters of the Company on 19th October 2007. These warrants have been issued with a convertible option to be exercised within a period of 18 months from the date of allotment i.e., on or before 18th April 2009.

(xv) Investors Correspondence

1) For queries relating to shares:
Shri. Suresh Babu,
Asst. Vice President
Operations, Integrated Enterprises (India) Limited
"Kences Towers",
2nd Floor,No.1 Ramakrishna Street, North Usman Road,
T. Nagar, Chennai 600 017,
Tel: 044 2814 0801,
2814 0803,
Fax No: 044 2814 2479
e-mail :
sureshbabu@iepindia.com

2) For queries relating to dividend:
Shri. L. Lakshmi Narayana Reddy, General Manager - Secretarial Apollo Hospitals Enterprise Limited, Ali Towers, 3rd Floor, No. 55, Greams Road,
Chennai -600 006.
Tel. No: 044 -2829 0956,
2829 3896,
Fax No: 044 -2829 0956,
e-mail :
apolloshares@vsnl.net

Designated Exclusive E-mail ID

The designated e-mail ID exclusively for Investors' grievances / servicing is **investor.relations@apollohospitals.com**

(xvi) Hospital Complexes

Apollo Hospitals Group	
Chennai	No. 21, Greams Lane, Off. Greams Road, Chennai 600 006 Tel: 2829 3333/ 28290200
	320, Anna Salai, Nandanam, Chennai 600 035 Tel: 2433 1741, 2433 6119, 4229 1111
	No. 646, T.H. Road, Tondiarpet, Chennai 600 081. Tel: 2591 3333, 2591 5858
	No.159, E.V.R. Periyar Salai, Chennai 600 010. Tel: 2821 1111, 2821 2222
Madurai	Lake View Road, K.K.Nagar, Madurai 625 020 Tel: 0452 2580 199
Aragonda	Thavanampallee Mandal, Chittoor District, Andhra Pradesh 517 129 Tel: 08573-283 222, 221, 220, 231
Hyderabad	Jubilee Hills, Hyderabad 500 033 Tel: 040-2360 7777
	Old MLA Quarters, Hyderguda, Hyderabad 500 029 Tel: 040-2338 8338
	Rajiv Gandhi Marg, Vikrampuri Colony, Secunderabad 500 033 Tel: 040- 2789 5555
	Apollo Hospitals DRDO, DMRL 'X' Roads, Kanchanbagh, Hyderabad 500 058 Tel: No. 040 2434 2222 / 2211 / 3333
	Bhagyanagar Colony, Opp. Kukatpally Housing Board, Hyderabad 500 072 Tel: 040-2316 0039
	PET-CT Scan Centre Apollo Hospitals Complex, Jubilee Hills, Hyderabad 500 033 Tel: 040-2360 7777
Bilaspur	Lingiyadi Village, Bilaspur 495 001, Chattisgarh Tel: 07752- 240390 /243300-02
Visakapatnam	No.10-50-80, Waltair Main Road, Vishakapatnam 530 002 Tel: 0891- 272 7272, 252 9619
Mysore	Apollo BGS Hospitals, Adichunchanagiri Road, Kuvempu Nagar, Mysore 570 023 Tel. No. 0821 256 6666, 256 8888
Kakinada	Main Road, Kakinada 533 001 Tel.No. 0884-2345 700/800/900
Bangalore	154/11, Bannerghatta Road, Opp. IIM, Bangalore 560 076 Tel: No. 080-4030 4050
Ahmedabad	Plot No.1A, GIDC Estate, Bhat Village, Gandhi Nagar, Gujarat 382 428 Tel: 079-6670 1800
Kolkata	No. 58, Canal Circular Road, Kolkata 700 054 Tel: 033-2320 3040

New Delhi	Sarita Vihar, Delhi Mathura Road, New Delhi 110 044 Tel. No. 011-2692 5858
Life Style Centres	105, G.N. Chetty Road, T.Nagar, Chennai 600 017 Tel : 2834 0410, 2834 1066, 3912 4444
	T-95, 3rd Avenue, Anna Nagar, Chennai 600 040 Tel : 2622 3233, 2622 4504, 2620 6666
	City Centre, 445, Mint Street, Chennai 600 079, Tel : 2529 5500/ 6082, 6081 8283, 6080 8283
	No. 12, Prithvi Avenue, Alwarpet, Chennai 600 018 Tel : 2499 6236, 2467 2200, 2467 2211
	ACE for Women # 15/42, Gandhi Mandapam Road Kotturpuram, Chennai 600 085 Tel : 2447 1212 / 1222
	Apollo Heart Centre, # 156, Greams Road, Chennai 600 006 Tel : 044 2829 6923
	Apollo Emergency Centre, Near Santi Fire Works, Malakpet, Hyderabad 500 036 Tel : 040-2455 7551, 2455 7552
	Apollo Emergency Centre, Mehdipatnam 'X' Roads, Mehdipatnam, Hyderabad 500 028 Tel : 040-2359 0677
	Apollo Gleneagles Clinic, 48/1F, Leela Roy Sarani, Ghariahat, Kolkata 700 019 Tel : 033 2461 8028
	City Center, 1 Tulsibaug Society Opp. Doctor House, Ellisbridge, Ahmedabad 380 006 Tel. No. 079 6630 5800
	Apollo Clinic, KR 28, VIP Road, Port Blair. Andaman 744 101 Tel: No. 03192 233550.

Declaration under Clause 49 of the Listing Agreement regarding adherence to the Code of Conduct

I, Preetha Reddy, Managing Director of the Company, hereby declare that the Board of Directors has laid down a Code of Conduct for its Board Members and Senior Management Personnel of the Company and the Board Members and Senior Management Personnel have affirmed compliance with the said code of conduct.

For APOLLO HOSPITALS ENTERPRISE LIMITED

Place: Chennai
Date : 24th June 2008

PREETHA REDDY
Managing Director

Auditors' Report on Corporate Governance

To

The Members,

Apollo Hospitals Enterprise Limited

We have examined the compliance of conditions of Corporate Governance by Apollo Hospitals Enterprise Limited, for the year ended 31st March 2008, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore
Chennai 600 004

For **M/s. S. VISWANATHAN**
Chartered Accountants

Dated : 24th June 2008

V.C. KRISHNAN
Partner
Membership No.22167

Management Discussion and Analysis

Indian economy

India is fast-becoming one of the vital growth markets in the world. It is the twelfth largest economy in the world with the fourth largest GDP in Purchase Power Parity (PPP) terms, according to the International Monetary Fund's (IMF) World Economic Outlook Database of April 2008. Currently, India is the world's second fastest growing economy with an average GDP Growth of 8.8% since 2005. In 2007-08 alone, the growth rate of GDP was 9.2%



12
10
8
6
4
2
0
2001
2002
2003
2004
2005
2006
2007
2008e
2009e
2010e

Source: IMF: World Economic Outlook Database, April 2008

Indian Healthcare Sector

In India, the Healthcare system is split into a public sector, a private sector and a wide network of informal healthcare providers operating together in a large and unregulated network. This irregularity has caused wide disparities in access, especially in regional and rural distribution of healthcare infrastructure.

This chart gives a detailed look into the supply of healthcare services in India.



Urban
Semi Urban
Rural

Maximum concentration of corporate hospitals.
Unorganised and highly fragmented sector, typical focus is on secondary care requiring short period of hospitalisation.
Secondary Care practically absent and even primary care is elusive at certain places.

Source: Asian Health Services, World Bank, CBHI Statistics, ESIC, Harvard School of Public Health

Healthcare market size

Healthcare facilities in India vary by the level and complexity of treatment offered, quality of infrastructure facilities and availability of qualified doctors and support staff. They can be divided into:

1)Primary Care

2)Secondary Care

3)Tertiary Care

The chart below shows healthcare infrastructure in India.



Conditions requiring care from specialised clinicians and facilities
Healthcare facilities that require constant medical attention including short period of hospitalization.
Basic healthcare facilities for common and minor ailments
Tertiary Care
Secondary Care
Primary Care
117 medical colleges and hospitals
1,200 ESI and PSU hospitals
4,400 district hospital centers
2,935 community healthcare
22,271 primary healthcare centers 137,271 sub centers
1,500 urban health posts

Source: Asian Health Services, World Bank, CBHI Statistics,ESIC, Harvard School of public Health

Currently, the Indian healthcare sector is valued at Rs.1,360 (US $34) billion roughly 6 per cent of GDP. The healthcare business is projected to grow to over Rs.1,600 (US $40) billion or 8.5 per cent of GDP by 2012, according to Price Waterhouse Coopers (PwC) report, 'Healthcare in India: Emerging market report 2007'.

The corporate healthcare sector is expected to increase in activity thanks to a five-year tax holiday under Section 80-1B for establishing new hospitals in Tier II towns that the government has declared in the latest Budget. This window will be open between April 2008 and March 2013 during which the hospital has to begin operations.

Healthcare Spending

The private sector accounts for more than 80 per cent of the total healthcare spending in India. Although this year the Indian government has increased its budgetary outlay on healthcare by 15% to Rs.165 (US $4.1) billion, the sector will continue to be dominated by the private sector. Estimates suggest that private healthcare spending in India will rise from Rs.690 (US $17.3) billion to Rs.1,560 (US $39.0) billion in 2012. This figure could rise by Rs.390 (US $9.8) billion if widespread health insurance cover is available to the upper and the middle class.

The healthcare spending in 2006 was estimated to be around 5.3% of the GDP. While this compares favorably with most other developing countries, which spend between 5-7% of their GDP on healthcare, in terms of per capita spending, India ranks poorly among developing nations like Korea, Thailand and China.

The increase in private sector involvement in the sector has determined a massive growth in medical as well as nursing education facilities. Medical colleges have almost doubled between 1999-2000 and 2006-07 (from 147 to 271), out of which 138 are in the Government sector and the remaining 133 are in the private sector, according to Ministry of Health and Family Welfare publication in March 2008. The number of admissions has also trebled during the same period. It is estimated that an additional 800,000 physicians are required over the next 10 years. This growth would require active involvement from the private sector.

The chart below depicts the per capita spending on health by various nations in comparison to India.



7000
6000
5000
4000
3000
2000
1000
6096.2
Per Capita Expenditure on Health ($)
2292.6
1134.6
293.3
276.7
91.4
US
Japan
Korea
Thailand
China
India

Source Mckinsey

Opportunities and Threats

As Indians continue to climb the economic ladder, the composition of spending is expected to change. The spending will improve the quality of life; therefore healthcare will become a high priority. According to McKinsey Global Institute analysis, it is estimated that it will account for 13% of the purchases of Indian households by 2025.

Opportunities

With the current thrust on modernization of healthcare systems, there is a need for greater partnership with the Pharmaceutical industry to provide innovative drugs, modern medical equipment, and better healthcare services, as well as an opportunity to expand in the area of healthcare insurance. India is perhaps one of the most attractive destinations for the healthcare and medical businesses. There are lot of opportunities due to increase in lifestyle diseases, phenomenal growth in income levels, 300 million population of middle class, increase in educational levels, and increase in government, private and insurance driven spending.

	2006 (current)	2012 (estimated)
Population	1.1 billion	1.2 billion
Bed / 1000 population ratio	1.11	1.85
Number of Beds	1,222,654	2,231,442
Government	539,546	651,814
Private	683,108	1,579,628
Investment Required		Rs.3,506 billion
Government (2006-12)		Rs.369 billion
Private (2006-12)		Rs.3,137 billion
Revenues (Private Hospitals)		Rs.1,616 billion

A large number of foreign and Indian private healthcare providers, pharmaceutical, bio-technology, clinical research, diagnostic and other healthcare/medical companies are increasing their investments and expanding operations. Several international medical equipment and services companies are focusing on their India strategy. Large groups of companies from the U.S.A, U.K., Canada, Italy, Japan, and Australia have recently visited India to strengthen their presence in India or to explore new opportunities. Also, Public Private Sector Partnerships (PPPs) are steadily increasing.

There is a universal acknowledgement of the huge gap between supply and demand. The demand for inpatient care will require more investment in hospital beds.

It is estimated that more than 800,000 beds are required over the next 5 years to raise Indian infrastructure status in healthcare to the level of 1.85 beds per thousand persons (from the current level of 1.03) achieved by better performing Asian countries. This would translate into a total investment of Rs.3,480 (US $87) billion in health infrastructure, which is beyond the reach of public sector investments alone.

The key growth sectors are:

1. **Medical tourism** The medical tourists have increased 20 fold from 2000 - 2007. Foreign patients seek both cost and a value arbitrage. At one eighth of the US cost and matching clinical outcomes, Indian healthcare offers a value proposition that patients all over the world are discovering.
2. **Diagnostic, imaging and path labs** Today estimated to be a 500 million industry it is growing at a CAGR of 20 percent.
3. **Health insurance** Current penetration is less than 10 percent of the population. However, insurance companies expect 44 percent growth this year and the premium income is expected to be Rs.1,520 (US $38) billion by 2012.
4. **Health BPO** A simple value proposition of a cost saving of 25 percent in back office work. The estimated opportunity is Rs.180 (US$4.5) billion in 2008.
5. **Medical devices** fastest growing in the world and expected to touch 1.7 billion by 2010.

The key business opportunities are in clinical research, pharmaceuticals & food supplements, biotechnology, hospitals for tertiary & secondary care, clinical laboratories, imaging, diagnostic centres, pharmacy chains, telemedicine, mobile and home care, training & education opportunities, knowledge & business process outsourcing (medical writing, pharmacovigilance, insurance, healthcare processes and other areas), healthcare information technology, medical tourism, medical equipment, instrumentation, consumables, specialized consulting services, hospital administration & management, healthcare pacement services (nursing and other trained staff), quality accreditations/certifications, specialized marketing & promotions, and medical publications/medical writing.

Threats

Cost burden

The cost burden is set to increase due to the limited resources, and rising incomes will translate to higher wages, supply and capital costs. Real estate prices have become prohibitively high and a deterrent to take on new projects.

Dearth of quality resources

The number of physicians and nurses per 1,000 populations is significantly lower than other regions

Parameter	Regions of America	Europe	Global	India
Doctors per 1000	1.94	3.2	1.23	0.3
Nurses per 1000	4.88	7.43	2.56	0.8
Hospitals per 1000	2.5	6.4	2.6	0.7

Apollo is one of the strongest brands with minimal threats in the near time. This means, easier access to capital, continuing with the current leadership position in the market and comprehensive services with relatively greater margin.

Company overview

In 1983, Dr. Prathap C Reddy made a pioneering endeavour by launching India's first corporate hospital - Apollo Hospital in Chennai. With a humble beginning as a 150-bedded hospital Apollo has transformed into one of the largest integrated healthcare companies in the private sector in India, operating one of the largest hospital networks in Asia. Our core business activity is the provision of healthcare services. We provide the following services:

- Hospital Services
- Pharmacies
- Consulting Services

Hospital Services

We are primarily a hospital service provider, with most of our hospitals offering a broad range of services including cardiology, oncology, nephrology, laboratory services, radiology and imaging, maternity and day care, general surgery as well as diagnostic and emergency services. We also provide outpatient services, including consultation for a range of ailments, preventive health screenings, laboratory services, radiology and imaging services.

Medical infrastructure at Apollo Hospitals is among the best in the world. Patients are provided with facilities that the best hospitals in the West offer. In addition to excellent infrastructure, the medical equipment and technology used are the latest, and are continuously being upgraded

At Apollo Hospitals we have identified the importance of continuously investing in the latest technology to aid in efficient diagnosis, and provide effective, affordable quality healthcare to the common man.

We have world class clinical teams consisting of eminent doctors, highly trained nurses and paramedical staff. Apollo has a manpower strength of over 16,000 resources across medical specialties, nursing, paramedical and managerial staff.

Over 70% of our doctors are either educated in the US or UK, or have practiced there, or in other European countries. Continuous training programs by our senior medical teams and documented knowledge on operating protocols ensure high class of medical care and clinical excellence. Our medical outcomes and success rates have been on par with those in the advanced countries.

Pharmacy

Our pharmacy business comprises one of the largest chain of pharmacies in India, with a network of over 650 outlets as of 31 March 2008. Our pharmacies offer a wide range of medicines, surgical, hospital consumables, health products and general "over-the-counter" products.

Our hospital based pharmacies form an integral part of our hospital business. We operate standalone pharmacies on a 24-hour basis across various locations. The pharmacies provide several value added services to customers such as free delivery, appointment with doctors at the hospitals etc. We attribute the success of our pharmacy business largely to the brand value and recognition of the Apollo brand name.

In India, merely 2 percent of the pharmacy supply comes from the organized sector. We at Apollo have recognized the huge opportunity that exists in the pharmacy business. We intend to take our tally of pharmacies to 1200 before the end of the financial year 2008-09.

Consulting Services

Our consulting services include pre-commissioning consultancy services, which comprises feasibility studies and infrastructure consultation (functional design and architecture review). We train and deploy medical, paramedical and administrative staff across all management and functional levels; and also advise the client hospital management on an optimal mix of debt, and equity, keeping in mind, the gestation of the project.

Our international consultancy projects include providing operational management services for establishing and managing hospitals in Bangladesh, Yemen, Sri Lanka, Nigeria and Mauritius.

The capabilities of Apollo are well recognized internationally, and Apollo has replicated its success at international locations.

The Apollo Group is also in talks with private healthcare groups and government authorities in Nigeria, South Africa, Tanzania,

Yemen, Muscat, Bahrain, Vietnam, Malaysia and Thailand to establish our presence.

The fee for our consultancy services are based on the scope of our services and expected duration of relationship with the client. Typically, pre-commissioning services are provided for 12-36 months whereas post-commissioning services are often provided over a longer period.

Other businesses

(i) Unique Home Health Care Limited, providing home health care services.

(ii) Apollo Health and Lifestyle Limited, providing clinical and diagnostic services,

(iii) Apollo Health Street Limited, an associate company, providing medical business process outsourcing services,

(iv) Family Health Plan Limited, an associate company, providing third party administration (TPA) services and

(v) Apollo DKV Insurance Company Limited an Insurance Company.

Apollo's Success

Apollo's success has been drawn from the fact that it has added a number of synergic revenue streams to its business. As a result, its income inflow has helped it cover its fixed investments faster than the other companies in the sector.

Clinical Excellence

Systems Driven Processes

The major factor contributing to the success of Apollo's hospital business is clinical excellence. After starting as a 150 bed hospital in 1983, Apollo's clinical capabilities are successfully being bettered with the addition of every new hospital in the Apollo network. Successful implementation is attributed to the conscious efforts to document the operating protocols of each and every department and service offered.

Continuous training programs by our senior medical teams and documented knowledge on operating protocols ensure that we replicate our efficiencies at every hospital we are involved with.

Medical Ethics

Nothing can be greater than an enterprise, however small it may be, that is governed by strong value system and ethics. At Apollo, being ethical is not an added qualification. It is at the core of our existence. Our philosophy is based on not just doing business, but doing it right.

World Class Clinical Efficiencies

Apollo stands unique among the few providers of quaternary care for complicated medical conditions, and is saving more and more lives every day. The following are some of our achievements:

- Touched over 10 million patients.
- Performed over 750,000 major and 1 million minor surgeries.
- 60,000 cardiac surgeries, with a 99.6% success rate.
- 70% success rate in bone marrow transplants.
- First heart transplant patient continues to lead a normal life after 13 years of operation.

Local Dynamo Listing By BCG

The Boston Consulting Group (BCG) listed Apollo Hospitals on its 'Top 50 Local Dynamos' list. The 50 companies are identified from the world's Rapidly Developing Economies of Brazil, China, India, Indonesia, Malaysia, Mexico, Poland, Russia, Slovakia and Thailand.

Apollo Hospitals is the only hospital group featuring on this prestigious list having satisfied the six critical success factors as identified by the BCG study; customizing to local needs, devising innovative business models that overcome local challenges, leveraging the latest technologies, benefiting from low-cost labour and overcoming the shortages of skilled labour, scaling up fast, and sustaining long-term hyper growth without imploding.

Operational highlights

Apollo is consistent with strong operational improvements that are scrupulously documented

Operational Beds

Apollo, in its 25th year of journey, owns 2,264 beds and manages 3,107 beds as of 31st March 2008 while as of 31st March 2007 the owned and managed beds stood at 2,206 and 3,085 respectively. The total number of beds owned by Associates, JVs and subsidiaries as of 31st March 2008 was 1785.

OWNED HOSPITALS	Beds as on 31st March 2008
Apollo Main and Sindoori	619
Apollo Specialty	251
Apollo Tondiarpet	60
Apollo First Med	88
Apollo Sowcarpet	17
Apollo Madurai	165
Apollo Hyderabad	546
Apollo Mysore	167
Apollo Visakapatnam	65
Apollo Bilaspur	244
Apollo Aragonda	42
Total	**2264**

Pharmacies

The number of pharmacies as of 31st March 2008 was 661, an addition of 241 pharmacies compared to 31st March 2007.

State	Number of Pharmacies
Tamil Nadu	193
Andhra Pradesh	175
Karnataka	58
Other States	216
Hospital based	19
Total	**661**

We intend to take our tally of pharmacies to 1200 by end of the financial year 2008-09.

Occupancy Rate

The occupancy rate has slightly improved to 79% from 77% during the year. The company wide average length of stay (ALOS) stood at 5.9 days compared to 6.4 last year.

The collections per bed day improved to Rs.8,443 this year from Rs.7,563 last year.

ROCE

The Return on Capital Employed was 13% compared to 15% reflecting deployment of capital to projects which are in their nascent stage.

EBIDTA

EBIDTA saw a growth of 23%, and the EBIDTA bridge is shown below:


2,500
2,000
1,500
1,000
1,432
1,023
406
168
118
45
15
(40)
(21)
1,764
2006-07 EBIDTA
Increase in Contribution
Employee Cost
Others
Rent
Repairs & Maintenance
Travelling & Conveyance
Legal & Professional Fees
Bad debts W/O
2007-2008 EBITDA

Other highlights

During the year, Apax Partners, one of the leading healthcare private equity companies took a stake of 11.4%.

New Projects

The company has procured 2 acres of land in Tiruchirapalli for setting up 150-200 bed hospital for Reach Hospital.

Umbilical Cord Blood Bank

Apollo Hospitals entered into an agreement with StemCyte Inc., USA, to set up a state-of-the-art Umbilical Cord Blood Bank at Ahmedabad. StemCyte Inc is a leading stem cell transplantation and therapeutics company in the US, and a third partner in this enterprise is the Ahmedabad based pharma major Cadila Pharmaceuticals. The new entity, StemCyte Therapeutics India Pvt Ltd., will process and store umbilical cord blood units that will be used to treat patients across the world. Research on stem cells is producing encouraging results across the world in the treatment of life threatening disorders and diseases.

Transplanting Hope

Apollo has been at the forefront of organ transplantation since the inception of brain dead organ donations in India. The group's thrust on continuing medical education and research initiatives was reiterated as an educational program organized on Stem Cell Transplantation at Apollo Hospitals, Chennai. The one day symposium brought together clinicians, researchers, experts in cell transplantation, representatives of regulatory agencies and professional societies, along with potential investors of research programs, to review the present state of advances made in stem cell therapeutics.

Tie-up with Ericsson to Bring Healthcare Access to Rural India

Another pioneering program; Reaffirming its commitment to enhance reach to rural India, Apollo Telemedicine Networking Foundation recently forged an alliance of understanding with Ericsson to harness telecommunication technology to deliver healthcare & education to patients in remote regions. This program builds on a previous collaboration for the Gramjyoti project, which showcased the advantages of mobile broadband applications across 18 villages, and 15 towns in rural areas. With such collaborative efforts, mobile health will soon be integrated into the healthcare delivery system, making India a healthier nation. Telemedicine is a potent means of harnessing telecommunication technology to deliver healthcare and education to patients in geographically less accessible regions. It also saves time and cost of travel to access quality care. Apollo has pioneered the concept of Telemedicine in India and Asia, and has over 100 telemedicine centres in India and overseas.

Our Competitive Strengths

We believe our competitive strengths include:

Integrated healthcare company

Apollo is an integrated healthcare organisation with a comprehensive span of healthcare capabilities, enabling us to provide end-to-end services to patients. We provide seamless delivery of services at every level of care primary, secondary and tertiary. We are also present in the inter-related business areas of retail pharmacy, TPA for enabling payment mechanisms and human resource development through nursing school, colleges, hospital management institutes and technical training institutes Being the largest purchaser and consumer of medical consumables in the private sector, we are able to leverage on cost and benefit from our group bargaining position to obtain better terms from our suppliers and service providers.

Strong brand equity

Since the commencement of our operations in 1983, we have focused on the provision of high quality healthcare at affordable rates. Our brand name has helped us to expand our operations in India and overseas, besides extending our range of services.

Innovation and leadership

We believe that we are widely recognized as the architects of modern healthcare in India. We have been pioneers who have achieved a number of significant milestones, which has served to enhance our reputation and brand. Listed below are few of the recognitions of our group:

- 4 JCI accreditations
- Recognized as a post graduate training center by the National Board of Examinations in India in 16 disciplines
- Recognized center for training and final examination of Royal college of Radiologists, UK
- Recognized by the Royal College of Physicians and Surgeons in Edinburgh, UK for training post graduates in surgery and trauma care

Quality of service

Apollo is committed to provide world-class standards by creating an ideal work environment, and to practice safe and ethical medicine. We believe that quality and service guarantees customer satisfaction that in return leads to word-of-mouth goodwill in the minds of people.

Our quality consciousness and patient-centric approach has improved our operational and clinical efficiency, and led to numerous accolades in the medical arena in India. We have implemented clinical governance measures that have gone a long way in ensuring and improving the quality of clinical care at all levels of healthcare provision in Apollo Hospitals. We have obtained 4 JCI accreditations across all specialties, the first in the country to do so. Also, our quality program are registered by the Indian Council of Medical Research, ISO 9002, from Bureau of Indian Standards & British Standards of India.

Strong, enduring relationships with doctors and medical professionals

We believe one of the pillars of our success is our huge talent of approximately 811 doctors across 50 specialties. We are among the largest networks of doctors in India, and have approximately 3,130 nurses, 1104 paramedical personnel and 513 executives. Many of our doctors are either qualified from abroad, or have trained in the United Kingdom, Australia or the United States. Many of our doctors have received accolades, including the Dr. B.C. Roy National award and Padmabhushan awards, with some of our doctors heading international and national medical associations. Our retention rates of our doctors are pretty good, with the attrition rates being less than 1 percent.

Leverage technology to deliver quality services

We have consistently invested in medical technology and equipment so as to offer the highest quality healthcare services to our patients. The availability of sophisticated medical equipment, such as the PET-CT scan ensures that we are among the few healthcare providers in India capable of offering advanced healthcare procedures such as stereo tactic radio surgery and bone marrow transplants to our patients.

Our strengths are derived from rendering quality patient and customer services, resulting in a superior customer experience. This is made possible by a professional management team with a strong performance culture.

Business Strategy

Apollo's business model is respected in the international healthcare business as it is able to generate profit even in the face of being capital intensive in nature.

Our mission is to continuously improve the quality of healthcare services provided to the communities we serve by creating an environment that recognizes the value and contribution of our employees, that values excellence in education and research, and strives to bring healthcare services of international standards within the reach of every individual. At the same time, we seek to generate strong financial performance and appropriate returns to our investors through disciplined and balanced execution of a comprehensive business strategy that reinforces both quality of care and financial strength.

We seek to further strengthen our position as a leading healthcare service company by successfully differentiating our service offerings and increasing the scale of operations. Our strategy has been to focus on the delivery of quality healthcare services in key locations, and develop business related to our core competencies such as franchised clinics, secondary care hospitals, advanced diagnostics, pathology and retail pharmacy. These complementary businesses lead to substantial synergies. We have also leveraged our intellectual property and domain knowledge through strategic investments in our BPO and TPA businesses. We have also made significant investment in our human capital to meet both our in-house needs and our consultancy services business through the establishment of nursing schools and colleges and hospital administration colleges.

Apollo Reach Model

The growing demand for quality healthcare and the absence of corresponding delivery mechanisms pose a challenge, and certainly, a great opportunity. We stand at the threshold of an opportunity to design and engineer healthcare delivery systems, develop numerous commercially viable healthcare models, and customize delivery formats for the growing, demanding and increasingly health conscious Indian populace.

Apollo Hospitals, in keeping with its mission "to bring healthcare of international standards within the reach of every individual", will now reach out to the rural and semi-urban areas. Apollo Hospitals Group has embarked on an ambitious plan of setting up Apollo Reach Hospitals at the Taluka level, District headquarter level and at Tier II cities. Each hospital, proposed to be set up at a moderate cost of Rs 400 million. The number of such hospitals envisaged over a period of the next 10 to 15 years, is 100. This is expected to attract long term FDIs.

The Reach model is expected to be a "no-frills" model, providing cost-effective quality healthcare. The facilities shall be of the level of higher secondary & acute care, capable of developing into a tertiary care centre. Each facility will be conceptualized to cater to the shortage in nursing infrastructure in the country, by providing for nursing collages.

The selection of the towns and districts shall be made on the criteria of population, drainage area, affordability and demo-graphic and morbidity pattern.

Healthcare delivery being labour intensive, this model proposes to employ the local population to derive cost benefits.

The model is to be standardized

to bring in economy through innovative design. The economy of scale shall facilitate in the cheaper procurement cost of medical equipment, consumables and medicines.

The hospitals set up in the said areas will not only decongest the healthcare infrastructure in the major cities, but will eliminate unnecessary travel to tertiary care hospitals by providing world-class healthcare. This will enable healthcare continuum in the semi-urban and rural areas. This will also attract quality long term FDI to our country.

In short, we are witnessing a classic case of demand far in excess of what healthcare providers can deliver, both qualitatively and quantitatively.

Outlook

We believe that Apollo Hospitals will benefit from the overall economic growth and the potential for further growth of hospital services in the Indian market. We are the first and only corporate hospital company to have 4 JCI accreditations, and are a truly integrated healthcare service provider. We believe that we are in a strong position to enhance our leadership based on:

- Our rich human resource talent pool
- Our focus on building a strong brand and increasing our customer experience
- The expansion of our networks to rural markets/ international markets
- Our ability to tap the growth potential of new technology, and our track record on improving our visibility

  Our ability to leverage on the strengths of our business partners, thereby enhancing our integrated player status
- Our blend of IT and healthcare is likely to open up a lot more opportunities and take the company closer to the customer
- The growth in insurance and our presence as TPA will increase visibility and revenues.

We have consistently been the pioneers to market many successful and innovative services and technology that add to greater customer satisfaction and experience. We firmly believe that we will continue to provide unique and innovative services to our customers that will help us further consolidate our market leadership.

Risks and Concerns

Failure risks

In the healthcare business, an unsuccessful treatment or operation could generate unfavorable publicity, which could impact patient flow.

Attrition risks

In the event of attrition, the company stands to lose the years of training and experience invested in the professional

Competition

There is fierce competition in the healthcare industry, despite the significant supply gap in terms of healthcare facilities. We compete with other hospitals, healthcare providers and a large number of smaller nursing homes.

Risk Mitigation

Ethical and Compliance

Program

Our clinical governance program focuses on improving the quality of care at all levels. The program is designed to ensure that clinical practioners meet recognized standards, such as those issued by the medical council of India and the Indian Medical Association, as well as current international practice.

The systems embraced by the clinical governance program cover four basic dimensions:

(i) Professional performance (ii) Resource use (iii) Risk management & (iv) Patient satisfaction

The program is implemented through guidelines and protocols, continuous education, clinical audits, accreditation of hospitals and provider groups, and the audit of consumer feedback. The clinical standards committee, risk management committees (clinical and environmental) and patient issues committee monitor clinical governance.

This also ensures that there is no risk of fall in the number of referrals, since the consultant does not need to venture out of the hospital premises for any supporting diagnosis or treatment.

The company's HR initiatives have been directed towards making the company a preferred place to work with. The company's policies provide adequate reward and recognition, regular training, international exposure and remuneration that is at par with the best standards in the country.

The code of conduct for consultants has been evolved

to help us function efficiently and ensure policy and regulatory compliance in all areas of healthcare including reimbursement, cost reporting practices and laboratory operations.

Internal control systems and their adequacy

The company deploys a robust system of internal controls to allow optimal use and protection of assets, facilitate accurate and timely compilation of financial statements and management reports, and ensure compliance with statutory laws, regulations and company policies. The company has also put in place an extensive budgetary and other control review mechanisms whereby the management regularly reviews actual performance with reference to the budgets and forecasts.

The company has an independent firm of internal auditors that continuously monitors all the operations of the company. They constantly review the system/ processes and bring to the notice of the management any recommendations for strengthening the system. They also review the implementation of the recommendations.

The internal auditors report their findings to the audit committee of the board and the top management.

Discussion on Financial Performance and Results of Operations

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, and Generally Accepted Accounting Principles (GAAP) in India. Our management accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs and profits for the year.

A. Financial Condition

1. SHARE CAPITAL

At present, we have only one class of shares equity shares of par value of Rs.10/- each. Our authorized share capital is Rs.850 million divided into 75 million equity shares of Rs.10/- each and 1 million cumulative redeemable preference shares of Rs.100/- each. During the year, the company allotted 7,047,119 equity shares to Apax Mauritius FDI One Limited. Consequently, the share capital went up by Rs. 70.47 million.

The company also issued 1.55 million equity warrants to Dr. Prathap C. Reddy at a price of Rs.497.69 convertible into equity share after 18 months.

2. RESERVES AND SURPLUS

The net addition to the share premium of Rs. 4,194 million during the year is due to the premium received on issue of 7.05 million equity shares @ Rs.605.07 per share.

Out of the profits for the year Rs. 250 million has been transferred to General Reserves and the balance of Rs. 1,248 million (after providing Rs. 412 million for dividend) has been retained in the profit and loss account.

3. FIXED ASSETS

During the year, the company added Rs. 2,295 million to gross block of assets, including for on going new projects and investment in medical equipment of Rs. 489 million. These additions include acquisition of land for the company's expansion plans, besides the capital expenditure incurred for setting up pharmacies.

4. INVESTMENTS

During the year, the company made fresh investments of Rs. 100 million in Apollo Gleneagles Hospital Limited and Rs. 1,000 million in Apollo Health Street Ltd.

As per the company's treasury policy, Rs. 3,570 million was invested in mutual funds as on 31st March 2008.

Wholly-Owned Subsidiaries

We have the following wholly owned subsidiaries:

1. Unique Home Health Care Limited
2. AB Medical Centres Limited
3 Samudra Healthcare Enterprises Ltd
4 Apollo Hospital (UK) Limited

Unique Home Health Care Limited

Unique Home Health Care Limited provides about 10,000 hours of home care per week and has 190 nurses under engagement, primarily involved in oncology care at home. It registered a turnover of Rs.10.2 million and PAT of Rs.5 million for the year ended 31st

March 2008. The comparable figures for the previous year were Rs.9.07 million and Rs.(12.69) million respectively.

AB Medical Centres Limited

During 2007-08, it registered a turnover of Rs.7.3 million and PAT is Rs.4.4 million. The comparable figures for the previous year were Rs.7.2 million and Rs.4.13 million respectively.

Samudra Healthcare Enterprises Limited

This company owns and runs a 100 bedded specialty hospital at Kakinada. During 2007-2008, it registered a turnover of Rs.88.3 million and PAT is Rs.6.31 million. The comparable figures for the previous year were Rs.52.4 million and Rs.(6.2) million respectively.

Apollo Hospitals (UK) Limited

The Company is yet to commence its operations.

5. DEFERRED TAX LIABILITY

We recorded deferred tax liability of Rs. 590 million as on 31st March 2008 compared to Rs.571 million as on 31st March 2007.

There was increase in DTL of Rs.19 million provided in accounts due to the effect of timing differences between book depreciation and Income Tax depreciation.

6. SUNDRY DEBTORS

Receivables amounted to Rs.1,262 million (net of write off and provisioning Rs. 38.7 million) as on 31st March 2008 as compared to Rs.979 million (net of write off of Rs.62.8 million) as of 31st March 2007. These debtors are considered good and recoverable.

The need for provision and write offs is assessed based on various factors including collectibility of specific debts, and payment capacity of individual patients. The company follows a policy of write off of debts as detailed below:

Period	% of write off
0-1 year	0%
1-2 years	25%
2-3 years	50%
3 years & above	100%

Debtors are 11% of revenues for the current year same as the previous year, representing 40 days of revenues for both the year.

7. CASH AND CASH EQUIVALENTS

The cash and bank balances have risen by Rs.402 million compared to the previous year.

B. Results of operations

1. INCOME

Total revenue increased 28% to Rs.11,501 million in fiscal 2008 from Rs. 8,996 million in fiscal 2007, of which revenues from healthcare services grew by Rs.2,328 million, an increase of 26% as compared to fiscal 2007. This increase was due primarily to:

- Increased sales from hospital based and standalone pharmacies and 246 new pharmacies that were opened during 2007-08.
- Improvement in the occupancy rates to 79% during the year and also improvement in the ALOS to 5.9 days.

2. EXPENDITURE

a) Operating expenses

The contribution margin was maintained at 45% of income.

b) Employee Costs

Employee cost encompasses salaries, wages and all other benefits paid to employees working in the Hospital, Pharmacy & Projects divisions. The total employee strength for the year ending March 2008 is 15,927 as against 13,191 for the year ending March 2007, an increase of 20.7 %.

The increase of 2,736 employees is due to the opening of 246 additional standalone pharmacies during the year and an increase of 58 beds, coupled with new value added services in the hospital division for improving service delivery to the customer.

The actual HR cost for the year ending March 2008 is Rs.1,685 million as against Rs.1,278 million for the year ending March 2007, an increase of 32%.

The bed to manpower ratio is 1:4.2 and the HR cost is 15.0% of the turnover for the financial year 2007-2008 as against 14.3% for the year 2006-2007.

c) Administrative and Other Expenses

The nature of administrative expenses includes rent, advertisement and publicity, repairs and maintenance, bad debts, traveling and conveyance.

They rose by 23% this year over last year, mainly due to increase in properties taken on rent for running 64 slice CT Angio unit, ACE and new retail pharmacies, and increase in advertisement. Also, higher expenses were incurred on printing and stationery, and equipment maintenance to adhere to JCIA norms.

However, as a percentage of revenue, this item registered a marginal decrease at 14.1% this year compared to 14.6% last year.

3. EBIDTA & PAT

The EBIDTA was maintained at 16% as on 31st March 2008.

The PAT increased by 28% for the year ending 31st March 2008 and stood at Rs. 755 million (excluding other income) as against Rs. 591 million (excluding profit on sale of Lanka investment and other income) for the year ending 31st March 2007. The net profit margin before other income is at 6.7% in 2008 as compared to 6.6% in 2007.

4. LIQUIDITY

Our policy is to maintain sufficient cash in the balance sheet to fund ongoing capital expenditure requirements, operational expenses and other strategic initiatives for the next one year, and maintain business continuity in case of emergency.

Cash and cash equivalents stood at Rs. 1,046 million compared to Rs. 644 million last year.

Material developments in human resources

With the ongoing economic growth in India and increasing competitiveness in the hospital sectors, it is necessary to align our structures, systems and process. In a people driven service industry like healthcare, we ensure that we deliver first-rate care and attention to patients. This is a corporate priority: Apollo comprises medical staff like doctors and nurses, paramedical staff like laboratory operators, pathologists, radiologists, ECG operators, support staff for the house keeping and F&B departments, and non-medical staff that cover the finance, materials, marketing and administration functions.

Our employees are our assets as they are the key players for our continued growth and success. We value the services they deliver at every touch-point to bring in service excellence to our patients and their families. All our initiatives revolve around two important factors namely our **PEOPLE** and our **PROCESSES**.

A number of employee engagement services have been rolled out during this year through **Project Apple** (Apollo Passion for people) with an aim to build and nurture every employee as a Brand Ambassador for Apollo. **Project ECHO** (Every contact has an opportunity) is yet another initiative aiming at retaining doctors as they are the key drivers of our business.

In our endeavor to improve the efficiency and effectiveness of our processes, we institutionalized **Lean Six Sigma**. We have a pool of 35 Green Belt Champions currently executing various projects.

Our human resources team strives to align the HR policies with the business goals of the organization, and also help in creating a performance driven culture. An attempt is made to enhance performance through various initiatives such as performance linked to rewards, transparent and consultative review process, building a high performance work system through self-managed teams. Our organization has been able to control attrition rates by developing and implementing programs, policies, and practices like diversified training, career planning and passion, based on roles for executives' recognition in various forms, mentoring programs, entertainment, executive coaching, leadership development through employee and management development programs. Total number of employees increased from 13,191 as of March 31, 2007 to 15,927 end of March 31, 2008.

Cautionary Statement

Statements in this Management Discussion Analysis describing the company's objectives, projections, estimates and expectations may be 'forward looking statements' within the meaning of applicable laws and regulations. Actual results may differ substantially or materially from those expressed or implied. Important developments that could alter your company's performance include increase in materials costs, technology developments, and significant changes in political and economic environment, tax laws and labour relations.

Conversion rate taken at Rs.40/- per USD.

Clinical Governance

Clinical Governance at Apollo Hospitals refers to highest quality of care in a safe environment for patients, their attendants as well as for the staff. It enables that all the efforts of our hospital are focused and coordinated to deliver high and continuously improving state of care. In recent times, Clinical Governance has brought in visible changes in the way the staff work. It has also brought in the awareness of team working, leadership, communication, effective risk management and clinical effectiveness. As clinical governance is crucially dependent on corporate governance, both converge to form a single umbrella for all healthcare professionals to access, understand, implement in an attempt to minimize the risk. Quality of care depends on the quality of system and management and on the quality of individual clinicians. Our credentialing process addresses this major step. Since our hospital is a well-recognized tertiary care centre, there is a need to investigate the patients completely. Our laboratory with its division of Hematology, Biochemistry, Microbiology, Histopathology, blood bank, immunology, PCR Lab and Genetics was privileged to get the NABL accreditation. Our Department of Imaging Services is governed by radiation safety norms laid down by BARC.

Clinical Governance in the present context assumes greater importance in view of the more informed patients whose expectations constantly rise. The following elements are focused to ensure active clinical governance at Apollo Hospitals, Chennai.

1. Clinical Audit

Measurement of performance against Quality standards, Specialty - wise Quality Indicators have been identified to ensure Quality outcome. Some of the Indicators are as follows

- Initial patient assessment within 24 Hrs
- Mortality rates (Acute MI, GI Haemorrhage, CABG, Neonate, Paediatric, Surgical etc.,)
- Infection Control Indices (VAP, BSI, UTI and SSI)
- Transfusion Reactions
- Medication errors
- Adverse Incidents
- ER Re-admission rate
- ALOS
- Post TURP complications
- Admission - Discharge Criteria Compliance.

2. Clinical Effectiveness

Appropriate and timely intervention and optimal use of resources.

- Clinical Practice Guidelines and Clinical Pathways are used in our hospital to ensure care given to the patient is evidence based and research oriented.

3. Risk Management

- Risk to patients are minimized by addressing the statutory regulations and incident audit and root cause analysis.
- Risk to staff - immunization against infectious diseases, ensuring safe work environment etc.

Awards and Accolades:

Apollo Hospitals, Chennai has been recognised as the **"Best Hospital of the year - Corporate Sector"** in the Express Healthcare Excellence Awards 2008 and also has bagged an award in the **Operational Excellence Category**

Auditors' Report

to the members of Apollo Hospitals Enterprise Limited

1. We have audited the attached Balance Sheet of APOLLO HOSPITALS ENTERPRISE LIMITED as at 31st March 2008, and the related Profit and Loss Account of the Company for the year ended on that date annexed thereto and the Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We have also considered the independent audit observations of the divisional auditors for the Pharmacy and Projects Division, Hyderabad Division, Bilaspur Division, Mysore Division, Vizag Division and Pune Divisions and Mandya Division for forming an opinion on the accounts for the respective Divisions.

4. As required by the Companies (Auditor's Report) Order 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004, issued by the Government of India, in terms of Section 227(4A) of the Companies Act, 1956, and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we set out in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

5. In the absence of any notification from the Central Government with respect to the Cess payable under Section 441A of the Companies Act, 1956, no quantification is made. Hence, no opinion is given on Cess unpaid or paid, as per the provisions of Section 227(i)(g) of the Companies Act, 1956.

6. Further to our comments in the Annexure referred to in paragraph 4 above, we report that:

(i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit ;

(ii) In our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

(iii)The Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account ;

(iv)In our opinion, the Balance Sheet , the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards specified by the Institute of Chartered Accountants of India, referred to in subsection (3C) of Section 211 of the Companies Act, 1956;

(v) On the basis of written representations received from the directors, as on March 31 ,2008 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2008 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956, and

(vi)In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon and attached thereto , give the information required by the Companies Act, 1956, in the prescribed manner and also give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of Balance Sheet, of the state of affairs of the company as at 31st March 2008;

(b) in the case of the Profit and Loss Account, of the PROFIT of the company for the year ended on that date; and

(c) in the case of the Cash Flow Statement, of the cash flows of the company for the year ended on that date.

17, Bishop Wallers Avenue (West),
CIT Colony, Mylapore, Chennai 600 004.

Place: Chennai
Date: 24th June 2008

For **M/s. S. VISWANATHAN**
Chartered Accountants

V.C. KRISHNAN
Partner
Membership No.: 22167

Annexure to the Auditors' Report

(i) (a) The Company is maintaining proper records showing full particulars including quantitative details and situation of fixed assets.

(b) The Company has a programme of physical verification of its fixed assets by which all fixed assets are verified in a phased manner over a period of three years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the company and the nature of its assets. According to the information and explanations given to us, no material discrepancies were observed by the management on such verification.

(c) In our opinion and according to the information and explanation given to us, the fixed assets that have been sold /disposed off during the year do not constitute a substantial part of the total fixed assets of the Company. Hence, the going concern assumption has not been affected.

(ii) (a) Stock of medicines, stores, spares, consumables, chemicals lab materials and surgical instruments have been physically verified at reasonable intervals by the management.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of stock of medicines, stores, spares, consumables, chemicals lab materials and surgical instruments followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) In our opinion and according to the information and explanations given to us and on the basis of our examination, the Company is maintaining proper records of inventory. Further in our opinion and according to the information and explanations given to us no material discrepancies were noticed between the physical stocks verified and book records.

(iii) In respect of loans, secured or unsecured, granted to companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act, 1956.

(a) The company has given unsecured loan to its subsidiary on various terms and conditions. In respect of the said loan the year end balance is Rs.12 Crores.

(b) In our opinion and according to the information and explanations given to us, the rate of interest and other terms and conditions given by the company are prima facie not prejudicial to the interest of the company.

(c) The Company is in receipt of the principal and interest as per the terms and conditions and reasonable steps have been taken by the company to recover the principal and interest where the amount overdue is more than rupees one lakh.

(d) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Hence sub clauses (f) and (g) of clause (iii) are not applicable to the Company.

(iv) In our opinion and according to the information and explanations given to us, and having regard to the explanation that some of the items purchased are of a special nature and suitable alternative sources do not exist for obtaining comparable quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, medicines and fixed assets and for sale of goods and services. During the course of our audit, we have not observed any major weaknesses in the internal control system.

(v) (a) In our opinion, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

(b) In our opinion and according to the information and explanation given to us the transactions made in pursuance of such contracts or arrangements have been made at prices which are reasonable, having regard to the prevailing market prices.

(vi) In our opinion and according to the information and explanations given to us, the Company has complied with the directives issued by the Reserve Bank Of India and provisions of Section 58A, Section 58AA or any other relevant provisions of the Companies Act, 1956 and Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public including unclaimed deposits matured in earlier years that are outstanding during the year. To the best of our knowledge and according to the information and explanations given to us, no order has been passed by the Company Law Board, National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal on the company in respect of the aforesaid deposits.

(vii) The Company has firms of Chartered Accountants as Internal Auditors for its various Divisions and pharmacies including a Private Limited Company. On the basis of the reports submitted by them to the management, in our opinion, the internal audit system is reasonable having regard to the size and nature of its business.

(viii) According to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 for any of the activities of the Company.

(ix)(a) According to the information and explanations given to us, the Company is regular in depositing with appropriate authorities undisputed statutory dues including, Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Service tax , Customs Duty, Cess, Wealth Tax and other statutory dues applicable to it. To the best of our knowledge and according to the information and explanations given to us, there are no arrears of outstanding statutory dues as at 31st March 2008 for a period of more than six months from the date they became payable. To the best of our knowledge and belief and according to the information and explanations given to us, excise duty is not applicable to this Company.

(b) According to the information and explanations given to us and the records of the company examined by us, there are no dues disputed with respect to Cess, Wealth Tax and Service tax. The particulars of Sales tax, Customs duty and Income tax which have not been deposited on account of any dispute are as follows:

Name of the statute	Nature of the dues	Amount (Rs.) 31.03.08	Period to which the amount relates	Forum where dispute is pending
Central Sales Tax Act, 1956	Sales Tax	519,568	2001-02 & 2002-03	@ Joint Commissioner (CT) Hyderabad
Customs Act, 1962	Customs Duty	99,700,026	1996, 1997	#Assistant Collector of Customs (Chennai & Hyderabad)
Income Tax Act, 1961	Income Tax	115,391,000*	Assessment Years 1996-1997,1997-1998,1998-1999, 1999-2000,2002-2003,2003-2004	Income Tax Appellate Tribunal
		24,700,000*	Assessment Year 2004-2005	CIT (Appeals)
		136,760,038**	Assessment Year 2000-2001	Honourable Supreme Court
TOTAL		**240,310,564**		

@ Refer Clause (3) (h) (ii) Schedule (J) - Notes forming part of Accounts

Refer Clause (3) (f) Schedule (J) - Notes forming part of Accounts

* These disputed dues totaling Rs.140,091,000 have been adjusted by the Income Tax Department from various amounts refundable to the Company.

** Refer Clause (3) (b) Schedule (J) - Notes forming part of Accounts.

To the best of our knowledge and belief and according to the information and explanations given to us, Excise duty is not applicable to this company.

(x) In our opinion and according to the information and explanations given to us, the company has no accumulated losses as at 31st March 2008. The company has also not incurred cash losses in such financial year and in the immediately preceding financial year.

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of any dues to financial institutions, banks and debenture holders.

(xii) In our opinion and according to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion and according to the information and explanations given to us, the company is not a Chit Fund, Nidhi, Mutual Benefit Fund or Society and hence Clause (xiii) of the Companies(Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order , 2004 is not applicable to the company.

(xiv) Based on our examination of the records and evaluation of the related internal controls, we are of the opinion that proper records have been maintained of the transactions and contracts relating to shares, securities and other investments dealt in by the company and timely entries have been made in the records. We also report that the company has held and dealt with shares, securities and other investments in its own name.

xv) In our opinion and according to the information and explanations given to us, the Company has given guarantees for loans taken by Joint Ventures from banks and financial institutions, the terms and conditions whereof are not prejudicial to the interest of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the Company has availed term loans and these have been applied for the purpose for which the loans were obtained.

(xvii) In our opinion and according to the information and explanations given to us, the Company has not used any short term funds for long term investments.

(xviii) According to the information and explanations given to us, the company has made preferential allotment of 1,549,157 equity warrants at Rs.497.69 per share convertible into as many equity shares at the option of the allottees, who is a party covered in the Register maintained under Section 301 of the Companies Act, 1956. The above price is the minimum price fixed according to the Preferential Issue Guidelines under the SEBI (Disclosure and Investor Protection) Guidelines 2000. Hence the price of Rs.497.69 at which the warrants have been allotted is not prejudicial to the interest of the company. (Refer Note 12 in Schedule (J) Notes forming Part of Accounts).

(xix) According to the information and explanations given to us, existing debentures have been redeemed during the year and there is no debenture outstanding as on 31st March 2008. Hence creation of security or charge for debentures issued does not arise.

(xx) During the year the management has not raised money through public issue and hence we offer no comments on the same.

(xxi) According to the information and explanations given to us, by the Company, no fraud on or by the Company has been noticed or reported, during the year.

17, Bishop Wallers Avenue (West),
CIT Colony, Mylapore,
Chennai 600 004

Place: Chennai
Date: 24th June 2008

For M/s S VISWANATHAN
Chartered Accountants

V C KRISHNAN
Partner
Membership No.: 22167

Balance Sheet as at 31st March 2008

	Schedule	31.03.2008 Rs.	Rs.	31.03.2007 Rs.	Rs.
I Sources of Funds					
(1) Share holders' Funds					
(a) Share capital	A	586,857,020		516,385,830	
(b) Preferential issue of equity share warrants (Refer Clause 12 in Schedule(J))		145,695,245		68,595,250	
(c) Reserves & Surplus	B	11,647,820,007		6,948,301,231	
			12,380,372,272		7,533,282,311
(2) Loan Funds					
(a)Secured Loans	C	2,921,952,423		1,297,505,979	
(b)Unsecured Loans	D	134,396,000	3,056,348,423	144,298,000	1,441,803,979
(3) Deferred Tax Liability*			589,696,790		570,635,383
*Refer Clause 19 in Schedule (J)					
Total			**16,026,417,485**		**9,545,721,673**
II Application of Funds					
(1)Fixed Assets	F				
(a) Gross Block		7,591,784,175		6,011,264,062	
(b)Less: Depreciation/Amortization		2,348,323,005		1,982,877,734	
(c)Net Block		5,243,461,170		4,028,386,328	
(d)Add: Capital Work-in-progress		708,319,516		424,581,632	
			5,951,780,686		4,452,967,960
(2) Investments	G		7,060,108,864		3,229,602,239
(3) Current Assets, Loans and Advances	H				
(a) Inventories		790,890,463		551,945,670	
(b) Sundry Debtors		1,261,586,026		978,920,391	
(c) Cash and bank balances		1,045,572,862		644,035,217	
(d) Loans & Advances		2,721,098,393		1,847,079,300	
		5,819,147,744		4,021,980,578	
Less :Current Liabilities & Provisions	E				
(a) Liabilities		1,402,934,365		1,254,576,474	
(b) Provisions		1,404,755,444		912,057,630	
		2,807,689,809		2,166,634,104	
Net Current Assets			3,011,457,935		1,855,346,474
(4) Miscellaneous Expenditure to the extent not written off or adjusted	I		3,070,000		7,805,000
Total			**16,026,417,485**		**9,545,721,673**

Schedules 'A' to 'I' and notes in schedule 'J' form part of this Balance sheet

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership. No. 22167)
17 Bishop Wallers Avenue (West)
CIT Colony, Mylapore Chennai - 600 004

Place : Chennai
Date : 24th June 2008

S K Venkataraman
Chief Financial Officer
& Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Profit and Loss Account for the year ended 31st March 2008

	Schedule	31.03.2008 Rs.	31.03.2007 Rs.
Income			
(a) Income from Healthcare Services		11,238,136,878	8,910,136,753
(b) Other Income	I	262,525,891	85,319,520
Total		**11,500,662,769**	**8,995,456,273**
Expenditure			
(a) Operative Expenses	II	6,207,339,081	4,901,826,674
(b) Payments to and Provisions for Employees	III	1,684,818,881	1,278,703,452
(c) Administration and other Expenses	IV	1,582,372,012	1,297,763,734
(d) Financial Expenses	V	198,975,755	164,239,101
(e) Preliminary & Other Expenses Incl.Public Issue		2,175,000	2,175,000
(f) Deferred Revenue Expenditure		6,548,137	11,505,139
Total		**9,682,228,866**	**7,656,213,100**
Profit Before Depreciation & Tax		**1,818,433,903**	**1,339,243,173**
Less: Depreciation		367,460,695	308,011,329
Profit Before Extraordinary Item & Tax		**1,450,973,208**	**1,031,231,844**
Extraordinary item		-	325,068,449
Profit Before Tax		**1,450,973,208**	**1,356,300,293**
Less: Fringe Benefit Tax		20,066,370	13,517,935
Less: Provision for Taxation		381,119,198	288,164,529
Less: Deferred Tax		19,061,407	20,443,681
Less: Income Tax Paid Relating to Earlier Years		13,274,123	33,478,170
Profit After Tax		**1,017,452,110**	**1,000,695,978**
Surplus in Profit & Loss account brought forward		892,427,592	339,203,416
Amount available for Appropriations		**1,909,879,702**	**1,339,899,394**
Appropriations			
Dividend			
Interim		-	154,915,749
Final		352,114,212	103,277,166
Dividend Tax			
Paid		-	21,726,934
payable		59,841,810	17,551,954
Transfer to General Reserve		250,000,000	150,000,000
Balance of Profit in Profit & Loss Account		1,247,923,680	892,427,591
Total		**1,909,879,702**	**1,339,899,394**
Earnings Per Share (Refer clause 36 in Schedule (J))			
Before Extraordinary Item			
Basic Earnings per Share of face value Rs.10/-(2006-07 : Rs. 10/-) each		18.61	13.26
Diluted Earnings per Share of face value Rs.10/-(2006-07 : Rs. 10/-) each		17.88	13.04
After Extraordinary Item			
Basic Earnings per Share of face value Rs.10/-(2006-07 : Rs.10/-) each		18.61	19.63
Diluted Earnings per Share of face value Rs.10/-(2006-07 : Rs.10/-) each		17.88	19.32

Schedules 'I' to 'V' and notes in Schedule 'J' Form part of this Profit and Loss Account

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership. No. 22167)
17 Bishop Wallers Avenue (West)
CIT Colony, Mylapore Chennai - 600 004

Place : Chennai
Date : 24th June 2008

S K Venkataraman
Chief Financial Officer
& Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Schedules to Balance Sheet

	31.03.2008		31.03.2007	
	Rs	Rs.	Rs.	Rs.
SCHEDULE (A)				
Share Capital				
Authorised				
75,000,000 Equity Shares of Rs. 10/- each (2006-07:75,000,000 Equity Shares of Rs.10/- each)	750,000,000		750,000,000	
1,000,000 Preference Shares of Rs.100/- each (2006-07:1,000,000 Preference Shares of Rs. 100/-each)	100,000,000	**850,000,000**	100,000,000	**850,000,000**
Issued				
a) 58,952,211 Equity Shares of Rs. 10/-each (2006-07:51,905,092 Equity Shares of Rs.10/- each)		**589,522,110**		**519,050,920**
Subscribed and Paid up *				
b) 58,685,702 Equity Shares of Rs. 10/-each (2006-07 : 51,638,583 Equity Shares of Rs.10/- each)		**586,857,020**		**516,385,830**

* (a) Includes 918,298 Equity Shares allotted on conversion of first 2 years interest on debentures, 20% on the face value of debentures and 20,812,231 shares allotted to the shareholders of amalgamated companies for consideration other than cash

(b) Includes 1,039,965 Equity Shares allotted during the year 2006-07 on conversion of Equity share warrants issued on preferential basis during the year 2005-06

(c) Includes 2,079,930 Equity Shares allotted on preferential basis during the year 2004-05

(d) Includes 9,000,000 underlying Equity Shares, representing 9,000,000 Global Depository Receipts issued during the year 2005-06

(e) 7,047,119 shares were allotted to Apax Mauritius FDI One Limited during the year on preferential basis

	31.03.2008		31.03.2007	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (B)				
Reserves & Surplus				
A. Capital Reserve				
(1)Capital reserve		17,846,142		17,846,142
(2) Profit on forfeited shares		414,120		414,120
B. Capital Redemption Reserve		60,022,900		60,022,900
C. Share Premium				
Balance as per last Balance sheet	4,970,747,950		4,633,643,295	
Add : Received from Preferential issue of equity shares to Apax Mauritius FDI One Limited #	4,193,529,104			
Add : Premium received from Promoter's Issue	-		337,104,655	
Less : Expenses incurred on Preferential issue of equity shares to Apax Mauritius FDI One Limited	99,506,417		-	
		9,064,770,637		4,970,747,950
# Refer Clause 13 in Schedule (J)				
D. General Reserve				
Balance as per last Balance sheet	722,643,566		572,643,566	
Add (i): Transfer from Debenture Redemption Reserve	276,385,710			
(ii) Transfer during the year	250,000,000	1,249,029,276	150,000,000	722,643,566
E. Other Reserves				
i) Investment Allowance Reserve		7,626,657		7,626,657
ii) Foreign Exchange Fluctuation Reserve		186,595		186,595
iii) Debenture Redemption Reserve (Refer clause 24 in Schedule (J))				
Balance as per last Balance sheet	276,385,710		276,385,710	
Less : Transfer to General Reserve	276,385,710	-	-	276,385,710
iv) Profit & Loss Account		1,247,923,680		892,427,591
Total		**11,647,820,007**		**6,948,301,231**
SCHEDULE (C)				
Secured Loans				
A Non-Convertible Debentures				
i) 10.80% Debentures		-		85,000,000
ii) 8.57% Debentures		-		68,000,000
B Loans and Advances From Banks				
i) Cash credit		132,053,848		20,691,292
ii) ECB (Bank of Bahrain & Kuwait) (Refer Clause 21 in Schedule (J))		28,457,000		67,859,000
iii)Indian Bank	1,000,000,000		1,022,026,029	
iv) H D F C Bank Ltd	-		25,000,000	
v) Bank of India	1,000,000,000		-	
vi)Canara Bank	750,000,000		-	
ADD Interest accrued and due	11,441,575	2,761,441,575	8,929,658	1,055,955,687
Total		**2,921,952,423**		**1,297,505,979**

Refer clause 7 & 8 in Schedule'J' for details & securityAmount repayable within one year
Rs. 28,457,000/- (Previous year Rs. 1,239,428,029/-)
excluding Cash Credit

	31.03.2008		31.03.2007	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (D)				
Unsecured Loans				
i) Fixed Deposits		134,396,000		144,298,000
Total		**134,396,000**		**144,298,000**
Amount maturing within one year Rs. 30,430,000/- (Previous year Rs. 75,086,000/-)				
SCHEDULE (E)				
Current Liabilities & Provisions				
A) Current Liabilities				
(1) Acceptances		200,454,205		271,039,609
(2) Sundry Creditors*				
(i)Total outstanding dues of micro enterprises and small enterprises		-		-
(ii)Total outstanding dues of creditors other micro than enterprises and small enterprises				
a) For Goods	514,831,456		392,189,239	
b) For Expenses	150,075,377		109,141,628	
c) For Capital Goods	45,294,062		30,641,223	
d) For Others	15,545,829		25,665,067	
		725,746,724		557,637,157
(3) Advances				
a) Inpatient Deposits	72,901,626		59,092,178	
b) Rent	63,059,246		64,151,600	
c) Others	3,566,552		4,133,827	
		139,527,424		127,377,605
(4) Investor Education and Protection Fund shall be credited by the following:				
a) Unclaimed Dividend		13,673,834		12,211,605
b) Unclaimed Deposits		6,939,000		10,648,904
(5) Other Liabilities				
a) Tax Deducted at source	61,285,052		45,016,711	
b) Retention money on capital contracts	1,5 38,915		1,288,464	
c) Outstanding expenses	246,377,715		208,240,737	
d) Unpaid Interim Dividend	-		12,995,850	
		309,201,682		267,541,762
(6) Interest accrued but not due		7,391,496		8,119,832
		1,402,934,365		1,254,576,474
B) Provisions				
(1) For Taxation	982,048,754		779,833,554	
(2) For Dividend				
i) Equity Shares	352,114,212		103,277,166	
(3) Bonus	66,175,920		23,207,665	
(4) Staff Benefits	4,416,558		5,739,245	
		1,404,755,444		912,057,630
Total		**2,807,689,809**		**2,166,634,104**

* Refer Clause 42 in Schedule (J)

SCHEDULE (F)
Fixed Assets

Sl. No.	Description	GROSS BLOCK As on 01.04.2007 Rs.	Additions Rs.	Deletions Rs.	As on 31.03.2008 Rs.	DEPRECIATION/AMORTIZATION As on 01.04.2007 Rs.	For the year Additions Rs.	For the year Deletions Rs.	As on 31.03.2008 Rs.	NET BLOCK As on 31.03.2008 Rs.	As on 31.03.2007 Rs.
	Tangible Assets										
1	Land *	315,335,832	544,249,259	-	859,585,091	-	-	-	-	859,585,091	315,335,832
2	Buildings	1,025,322,169	145,223,369	-	1,170,545,538	160,264,363	24,568,656	-	184,833,019	985,712,519	865,057,806
3	Leasehold Building * *	209,368,024	11,055,845	-	220,423,869	39,904,892	11,061,348	-	50,966,240	169,457,629	169,463,132
4	Medical equipment & Surgical instruments	2,811,842,094	489,063,370	1,428,984	3,299,476,480	1,130,818,228	201,653,696	612,758	1,331,859,166	1,967,617,314	1,681,023,866
5	Electrical Installations & Generators	498,235,381	43,197,327	-	541,432,708	169,659,970	24,198,779	-	193,858,749	347,573,959	328,575,411
6	Airconditioning plant & airconditioners	164,292,178	15,489,081	191,065	179,590,194	61,161,224	7,527,109	54,117	68,634,216	110,955,978	103,130,954
7	Office equipment	323,764,705	64,102,222	538,537	387,328,390	162,785,974	38,959,144	206,974	201,538,144	185,970,246	160,978,731
8	Furniture & Fixtures	456,673,156	233,838,582	2,077,518	688,434,220	178,771,749	42,261,893	61,552	220,972,090	467,462,130	277,901,407
9	Fire fighting equipment	14,391,752	274,395	-	14,666,147	2,992,259	731,222	-	3,723,481	10,942,666	11,399,493
10	Boilers	1,588,465	281,250	-	1,869,715	892,756	53,938	-	946,694	923,021	695,709
11	Kitchen equipment	20,095,032	1,829,391	-	21,924,423	5,503,495	1,474,796	-	6,978,291	14,946,132	14,591,537
12	Refrigerators	15,687,680	4,164,711	69,696	19,782,695	3,442,761	833,217	3,280	4,272,698	15,509,997	12,244,919
13	Vehicles	127,538,394	33,844,345	1,826,524	159,556,215	46,402,682	12,307,729	1,076,744	57,633,667	101,922,548	81,135,712
14	Wind electric generator	26,849,994	-	-	26,849,994	20,250,949	1,771,750	-	20,022,699	4,827,295	6,599,045
	Intangible Assets										
15	Computer Software	279,206	39,290	-	318,496	26,432	57,419	-	83,851	234,645	252,774
	TOTAL	**6,011,264,062**	**1,586,652,437**	**6,132,324**	**7,591,784,175**	**1,982,877,734**	**367,460,695**	**2,015,425**	**2,348,323,005**	**5,243,461,170**	**4,028,386,328**
	Previous year	**5,084,477,000**	**944,460,822**	**17,673,760**	**6,011,264,062**	**1,682,523,145**	**308,011,329**	**7,656,741**	**1,982,877,734**	**4,028,386,328**	**3,401,953,855**
	Capital work-in-Progress (Includes capital advances) * * *									708,319,516	
	Capital Work-in-Progress (Previous year)									424,581,632	

* Refer clause 15 in Schedule J * * Refer clause 1 (D) (v) in Schedule J * * * Refer clause 1 (F) (b) in Schedule J

	Face Value Rs.	31.03.2008 No. of Equity Shares/Units	31.03.2008 Total Rs.	31.03.2007 No. of Equity Shares/Units	31.03.2007 Total Rs.
SCHEDULE (G)					
Investments					
Investment in Government Securities					
Current Investments (lower of cost and market value)					
A) Unquoted					
National Savings Certificate			200,800		189,800
Trade Investments					
Long Term Investments (at cost)					
A) Quoted					
Associates					
Indraprastha Medical Corporation Limited Market Value as on 31.03.2008 Rs. 31.00 Per share (270,700 equity shares purchased during the year)	10	14,756,257	194,287,562	14,485,557	184,378,601
B) Unquoted					
i) Subsidiaries					
(1) Unique Home Health Care Limited	10	29,823,012	297,400,000	29,823,012	297,400,000
(2) AB Medical Centres Limited	1,000	16,800	21,799,899	16,800	21,799,899
(3) Samudra Health Care Enterprises Limited	10	8,887,934	101,100,000	8,887,934	101,100,000
(4) Imperial Hospitals & Research Centre Limited# (5,290,000 equity shares allotted during the year)	10	15,271,000	351,710,000	9,981,000	298,810,000
(5) Apollo Hospitals (U K) Limited	1£	5,000	390,000	5,000	390,000
ii) Joint Ventures					
(1) Apollo Hospitals International Limited	10	211,717	2,117,170	211,717	2,117,170
(2) Apollo Gleneagles Hospitals Limited (10,000,000 equity shares allotted during the year)	10	35,675,697	203,121,930	25,675,697	103,121,930
(3) Apollo Gleneagles Hospitals PET CT Private Limited* (1,000,000 equity shares allotted during the year)	10	8,500,000	85,000,000	7,500,000	75,000,000
(4)Western Hospitals Corporation Private Limited (7,200,000 equity shares allotted during the year)	10	7,200,000	72,000,000	-	-
iii) Associates					
British American Hospitals Enterprise Limited (241,612 Shares allotted during the year)	100MUR	241,612	32,107,063	-	-
iv)Long Term -Others					
(1) Pinakini Hospitals Limited	10	161,440	1,224,200	161,440	1,224,200
(2) Kurnool Hospitals Enterprises Limited	10	157,500	1,732,500	157,500	1,732,500
Non Trade Investments					
Long Term Investments (at cost)					
i) Quoted					
Debentures					
Debentures of CITI CORP Finance(India) Limited ("Company") CFIL NCD Series 214 Non-Convertible Redeemable Debentures Market Value as on 31.03.2008 Rs.956,300/- Per unit (250 units purchased during the year)	1,000,000	250	250,000,000	-	-
ii)Unquoted					
(i) Subsidiaries					
(1) Apollo Health & Lifestyle Limited	10	6,451,723	64,517,229	1,500,000	15,000,000
(ii) Joint Ventures					
(1) Apollo D K V Insurance Company Limited (21,600,000 equity shares allotted during the year)	10	21,600,000	216,000,000	-	-
C/f			**1,894,708,353**		**1,102,264,100**

	Face Value Rs.	31.03.2008 No. of Equity Shares/Units	31.03.2008 Total Rs.	31.03.2007 No of Equity Shares/Units	31.03.2007 Total Rs.
B/f			1,894,708,353		1,102,264,100
(iii) Associates					
(1) Family Health Plan Limited	10	490,000	4,900,000	490,000	4,900,000
(2) Apollo Health Street Limited ** (4,000,000 equity shares allotted during the year)	10	11,181,360	1,231,854,880	7,181,360	231,854,880
Current Investment (lower of cost and market value)					
A. Unquoted					
(i)Others - Portfolio Management scheme					
(1) Sundaram BNP		-	509,750,122	-	-
(ii)Others - Mutual Fund					
(1) Kotak FMP Series XIV - Growth (30,000,000 units sold during the year)	10	-	-	30,000,000	300,000,000
(2) Kotak FMP Series XXI - Growth (25,000,000 units sold during the year)	10	-	-	25,000,000	250,000,000
(3) Kotak FMP Series 13 - Growth (10,000,000 units sold during the year)	10	-	-	10,000,000	100,000,000
(4) Birla FTP Series E - Growth (25,000,000 units sold during the year)	10	-	-	25,000,000	250,000,000
(5) RIF - Retail Plan - Growth Plan (1,943,846 units sold during the year)	10	-	-	1,943,846	20,172,264
(6) Kotak FMP 3M Series 8 (28,000,000 units sold during the year)	10	-	-	28,000,000	280,000,000
(7) Lotus India Liquid Plus Fund Ip Growth Net Asset Value as on 31.03.2007 Rs.10.000 Per unit (144,091.007 units cumulated during the year and 10,209,440.747units sold during the year)	10	-	-	10,065,349	100,653,497
(8) Reliance Fixed Time Horizon Fund VII-series 5 Institutional Dividend plan Net Asset Value as on 31.03.2008 Rs.10.0159 Per unit (75,000,000 units purchased during the year)	10	75,000,000	750,000,000		
(9) Kotak FMP 13M series 4 Institutional Growth Net Asset Value as on 31.03.2008 Rs.10.000 Per unit (25,000,000 units purchased during the year)	10	25,000,000	250,000,000	-	-
(10) HDFC-FMP 370D Mar 2008(Vii)(2)Whole sale plan Growth Payout option Net Asset Value as on 31.03.2008 Rs.10.0000 Per unit (50,000,000 units purchased during the year)	10	50,000,000	500,000,000	-	-
(11) Canara Robeco Fixed Maturity Institutional Growth- Plan 2 (13 Months) Net Asset Value as on 31.03.2008 Rs.10.0283 Per unit (25,000,000 units purchased during the year)	10	25,000,000	250,000,000	-	-
(12) HDFC Short term Plan Dividend Reinvestment Net Asset Value as on 31.03.2008 Rs.10.3428 Per unit (158,291,229 units purchased during the year. 2,571,250 units cummulated during the year 129,690,780 units sold during the year)	10	31,171,699	322,331,780	-	-
(13) AIG Short term Fund Institutional Monthly Dividend Net Asset Value as on 31.03.2008 Rs.1003.6443 Per unit (749,849 units purchased during the year)	1,000	749,849	750,971,848	-	-
C/f			6,464,516,983		2,639,844,741

	Face Value Rs.	31.03.2008 No. of Equity Shares/Units	31.03.2008 Total Rs.	31.03.2007 No. of Equity Shares/Units	31.03.2007 Total Rs.
	B/f		**6,464,516,983**		**2,639,844,741**
(14) HDFC Cash management Fund- Savings Plan- Daily Dividend Reinvestment (123,867,097 units purchased during the year, 27,491.15 units cumulated during the year and 123,894,589.04 units sold during the year)			-		-
(15) Templeton Short Term Income Retail Plan Weekly Dividend (921,609.21 units purchased during the year, 18,673.28 units cumulated during the year and 940,282.49 units sold during the year)			-		-
(16) Templeton Short Term Income Plan Institutional - Weekly Dividend (305,600.21 units purchased during the year, 4,661.97 units cumulated during the year and 310,262.18 units sold during the year)			-		-
(17) Templeton Floating Rate Income Fund Long Term Plan Super Institutional Option- Daily Dividend Reinvestment (30,796,443.91 units purchased during the year, 44,660.36 units cumulated during the year and 30,841,104.26 units sold during the year)			-		-
(18) Templeton Treasury Management Account Super Institutional Plan- Daily Dividend Reinvestment (2,064,483.88 units purchased during the year, 3,286.98 units cumulated during the year and 2,067,770.86 units sold during the year)			-		-
(19) Kotak Flexi Debt Scheme Daily Dividend (43,281,575.81 units purchased during the year, 71,231.42 units cumulated during the year and 43,352,815.23 units sold during the year)			-		-
(20) Reliance Liquidity Fund Daily Dividend Reinvestment Option (139,956,613.450 units purchased during the year, 627,505.601 units cumulated during the year and 140,584,119 units sold during the year)			-		-
(21) Standard Chartered Arbitrage Fund Plan B Dividend (96,496,222.173 units purchased during the year and 96,496,222.173 units sold during the year			-		-
(22) Standard Chartered Grindlays Floating Rate Fund- Long term Institutional Plan B- Daily Dividend (139,923,042.327 units purchased during the year, 243,483.107 units cumulated during the year and 140,166,525.434 units sold during the year)			-		-
4. Advance for Investments in shares for various projects under construction			595,591,881		589,757,498
Total			**7,060,108,864**		**3,229,602,239**

Formerly Imperial Cancer Hospitals and Research Centre Limited

* Formerly Apollo Gleneagles PET CT Limited

* * Formerly Apollo Health Street Private Limited

	Face Value Rs.	31.03.2008 No. of Equity Shares/Units	31.03.2008 Total Rs.	31.03.2007 No. of Equity Shares/Units	31.03.2007 Total Rs.
Aggregate amount of Quoted Investments Market Value Rs. 696,518,967/- (31.03.2007 Rs. 407,768,430/-)			444,287,563		184,378,601
Aggregate amount of Unquoted Investment			6,020,229,420		2,455,466,140
Advance for Investments in shares			595,591,881		589,757,498
Total			**7,060,108,864**		**3,229,602,239**
Dividend from Long Term Investment			18,602,821		17,912,446
Dividend from Current Investment			68,930,256		20,914,432
Other Income from Current Investment			9,750,122		-
Profit/(Loss) on disposal of Long Term Investment			-		325,068,449
Profit/(Loss) on disposal of Current Investment			81,847,339		(6,500)
(Profit on sale of Current Investment Rs.87,792,053/-					
Loss on sale of Current Investment Rs. 5,944,714/-)					

	31.03.2008 Rs.	31.03.2008 Rs.	31.03.2007 Rs.	31.03.2007 Rs.
SCHEDULE (H)				
Current Assets, Loans & Advances				
A. Current Assets				
(1) Inventories (at cost)				
i) Medicines	612,218,905		384,586,310	
ii) Stores, spares	27,706,869		29,260,997	
iii) Lab Materials	13,981,857		13,017,539	
iv) Surgical Instruments	84,525,015		71,800,709	
v) Other Consumables	52,457,817		53,280,115	
		790,890,463		551,945,670
(As taken, certified, and valued by management)				
(2) Sundry Debtors				
(Refer Clause 25 in Schedule (J))				
a) Debtors Outstanding for a period exceeding six months	285,502,174		238,430,060	
b) Other debts	979,915,852		754,838,221	
Less : provision for Bad debts	3,832,000	1,261,586,026	14,347,890	978,920,391
(3) Cash and Bank Balances				
a) Cash Balance on hand	29,827,139		25,716,507	
b) Bank Balance:				
(i) with schedule Banks :				
a) On current account	815,129,764		440,133,600	
b) On deposit account	200,615,959		178,185,110	
		1,045,572,862		644,035,217
C/f		**3,098,049,351**		**2,174,901,278**

	31.03.2008		31.03.2007	
	Rs.	Rs.	Rs.	Rs.
B/f		**3,098,049,351**		**2,174,901,278**
(B) Loans and Advances				
(1) Loans				
i) To Subsidiary				
a)Imperial Hospitals & Research Centre Ltd		120,000,000		-
(2) Advances				
Subsidiaries				
i) Unique Home Health Care Limited	84,299,394		84,299,394	
ii) Imperial Hospital & Research Centre Limited	2,488,047		668,035	
iii) A B Medical Centers Limited	10,466,130		18,081,110	
iv) Samudra Health Care Enterprises Limited	5,962,252		4,475,374	
v) Apollo Health & Lifestyle Limited	275,675		3,345,609	
Others				
i) For capital items	39,198,108		23,770,338	
ii) To Suppliers	87,546,836		28,995,520	
iii) Other Advances	720,654,337		475,793,618	
iv) Staff Advances	22,075,266	972,966,045	12,299,807	651,728,805
(3) Advance Tax		860,064,268		752,554,036
(4) Deposits				
a) With Government	39,166,609		36,513,404	
b) With others	392,092,987		182,262,355	
		431,259,596		218,775,759
(5) Prepaid Expenses		43,819,372		49,275,913
(6) Rent Receivables		1,678,164		3,408,671
(7) Service Charges Receivables		10,629,087		6,794,840
(8) Tax deducted at Source		274,273,046		158,098,834
(9) Interest Receivable		1,214,216		3,038,822
(10)Franchise Fees Receivable		3,058,699		1,267,721
(11)Royalty Receivable		2,135,900		2,135,900
Total		**5,819,147,744**		**4,021,980,578**

SCHEDULE (I)

Miscellaneous Expenditure

(To the extent not written off or adjusted)		
(a) Preliminary & Other Expenses Including commission, brokerage underwriting of subscription of shares and debentures	2,350,000	4,525,000
(b) Deferred Revenue Expenditure	720,000	3,280,000
Total	**3,070,000**	**7,805,000**

Schedules to the Profit & Loss Account

	31.03.2008		31.03.2007	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (I)				
Other Income				
(a) Interest earned (TDS Rs.2,672,238/- 2006-07 : Rs.2,592,621/-)		25,189,077		10,587,107
(b) Dividend				
(i) From Current Investment		68,930,256		20,914,432
(ii) From Long Term Investment		18,602,821		17,912,446
(c) Other Income from Current Investment		9,750,122		-
(d) Income from Treasury operations		58,206,276		35,905,535
(e) Profit on sale of investment (Net) * Current Investment		81,847,339		
* (Profit on sale of Current Investment Rs.87,792,053/- Loss on sale of Current Investment Rs. 5,944,714/-)				
Total		**262,525,891**		**85,319,520**
SCHEDULE (II)				
Operative Expenses				
Materials Consumed				
(a) Opening stock	518,125,456		413,048,873	
ADD :				
Purchases	6,047,214,700		4,649,896,599	
Customs Duty	4,706,650		2,018,125	
Freight Charges	7,415,748		4,566,923	
	6,577,462,554		5,069,530,520	
Less: Closing stock	760,835,554		518,638,343	
		5,816,627,000		4,550,892,177
(b) Fees to Consultants		423,342		712,500
(c) Power & Fuel		240,912,868		223,897,506
(d) House Keeping Expenses		123,788,045		102,012,180
(e) Water Charges		25,587,826		24,312,311
Total		**6,207,339,081**		**4,901,826,674**
SCHEDULE (III)				
Payments to and Provisions for Employees				
(a) Salaries & Wages		1,418,920,462		1,075,986,290
(b) Contribution to Provident Fund		72,686,277		51,950,684
(c) Employee State Insurance		8,447,878		5,214,124
(d) Employee Benefits		2,484,222		21,362,924
(e) Staff Welfare Expenses		105,549,807		82,275,736
(f) Staff Education & Training		10,554,315		12,138,360
(g) Bonus		66,175,920		29,775,334
Total		**1,684,818,881**		**1,278,703,452**

	31.03.2008		31.03.2007	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (IV)				
Administrative & Other Expenses				
a) Rent		383,995,969		266,319,050
b) Rates & Taxes		38,740,979		35,522,656
c) Printing & Stationery		112,742,321		95,299,386
d) Postage & Telegram		8,827,937		7,230,324
e) Insurance		27,254,958		20,219,288
f) Directors Sitting Fees		2,060,000		1,700,000
g) Advertisement, Publicity & Marketing		138,085,936		95,863,705
h) Travelling & Conveyance		135,051,627		120,185,319
i) Subscriptions		3,807,547		3,220,798
j) Security Charges		29,554,996		21,965,966
k) Legal & Professional Fees		88,430,515		128,210,074
l) Continuing Medical Education & Hospitality Expenses		2,200,787		4,781,630
m) Hiring Charges		5,152,662		6,234,290
n) Seminar Expenses		462,258		643,849
o) Audio & Video Charges		19,129,412		15,106,720
p) Telephone expenses		53,642,431		43,999,078
q) Books & Periodicals		3,376,347		3,693,676
r) Miscellaneous Expenses		43,909,552		19,089,867
s) Investment Written off		5,048,000		-
t) Bad Debts Written off		34,934,216		56,060,873
u) Donations		4,679,324		2,593,738
v) Provision for Bad Debts		3,832,000		6,738,817
w) Repairs & Maintenance				
i) Building	106,387,951		95,378,522	
ii) Equipments	146,264,504		128,407,969	
iii) Vehicles	13,597,696		11,209,559	
iv) Office Maintenance & others	61,307,962	327,558,113	47,644,305	282,640,355
x) Loss on sale of assets (Net) (Loss on sale of asset Rs.1,283,976/- Profit Rs.4,756/-)		1,279,220		5,051,831
y) Royalty paid		895,390		968,647
z) Outsourcing Expenses		107,719,515		54,417,299
aa) Loss on sale of investment		-		6,500
Total		**1,582,372,012**		**1,297,763,734**
SCHEDULE(V)				
Financial Expenses				
a. Interest on				
i) Fixed Loans	156,801,223		117,427,033	
ii) Fixed Deposits	12,656,819		8,786,792	
iii) Debentures	2,730,191		19,611,255	
		172,188,233		145,825,080
b. Bank Charges		22,537,115		13,132,744
c. Brokerage & Commission		4,250,406		5,281,277
Total		**198,975,755**		**164,239,101**

Notes Forming Part of Accounts

SCHEDULE (J)

1. Significant Accounting Policies

A. Basis of Preparation of Financial Statements

The financial statements are prepared under the historical cost convention under accrual method of accounting and as a going concern, in accordance with the Generally Accepted Accounting Principles (GAAP) prevalent in India and the Mandatory Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI) and according to the provisions of the Companies Act, 1956.

B. Inventories

1. The inventories of all medicines, medicare items traded and dealt with by the Company are valued at cost. In the absence of any further estimated costs of completion and estimated costs necessary to make the sale, the Net Realisable Value is not applicable. Cost of these inventories comprises of all costs of purchase and other costs incurred in bringing the inventories to their present location after adjusting for VAT wherever applicable, applying the FIFO method.
2. Stock of provisions, stores, stationeries and housekeeping items are stated at cost. The net realisable value is not applicable in the absence of any further modification / alteration before being consumed in-house. Cost of these inventories comprises of all costs of purchase and other costs incurred in bringing the inventories to their present location, after adjusting for VAT wherever applicable applying FIFO method
3. Surgical instruments, linen, crockery and cutlery are valued at cost and are subject to 1/3 write off wherever applicable. The net realisable value is not applicable in the absence of any further modification / alteration before being consumed in-house. Cost of these inventories comprises of all costs of purchase and other costs incurred in bringing the inventories to their present location.
4. Imported inventories are accounted for at the applicable exchange rates prevailing on the date of transaction. (Also refer Note 10A in the Notes forming part of Accounts).

C. Prior Period Items and Extraordinary Items

Prior period items and extraordinary items are separately classified, identified and dealt with as required under Accounting Standard 5 on 'Net Profit or Loss for the Period, Prior Period Items and Changes in Accounting Policies' issued by the Institute of Chartered Accountants of India.

D. Depreciation and Amortisation

i. Depreciation has been provided

a. On assets installed after 1st April, 1987 on straight line method at rates specified in Schedule XIV of the Companies Act,1956 on single shift basis.

b. On assets installed prior to 2nd April 1987 on straight-line method at the rates equivalent to the Income Tax rates.

ii. Depreciation on new assets acquired during the year is provided at the rates applicable from the date of acquisition to the end of the financial year.

iii. In respect of the assets sold during the year, depreciation is provided from the beginning of the year till the date of its disposal.

iv. Individual assets acquired for Rs.5,000/- and below are fully depreciated in the year of acquisition.

v. Amortization:

a. The cost/premium of land and building taken on lease by the company from Orient Hospital, Madurai will be amortised over a period of 30 years though the lease is for a period of 60 years.

b. The Company has entered into a lease agreement for a period of 9 years with an option to extend the lease by another 16 years. The depreciation on the leasehold building is charged on a straight line basis with the lease period being considered as 25 years. This is in conformity with the definition of lease term as per Clause 3 of AS 19 'Leases' issued by the Institute of Chartered Accountants of India.

c. Unrealised amounts on project development and pre-operative project expenses incurred at Bilaspur Hospital amounting to Rs.56,622,740/- are included in advances and deposits account. The above expenses incurred on project will be amortised over the balance lease period of 18 years. The amount amortised during the period is Rs.3,145,704/- (Rs.3, 145,708/-). The balance yet to be amortised as on 31.03.2008 is Rs.37,748,490/- (Rs. 40,894,194/-).

d. A lease rental on operating leases is recognised as an expense in the Profit & Loss Account on straight-line basis as per the terms of the agreement in accordance with Accounting Standard 19 'Leases' issued by the Institute of Chartered Accountants of India.

E. Revenue Recognition

i. Income from Healthcare Services is recognised on completed service contract method. The hospital collections of the company are net of discounts of Rs. 22,007,701/- (Rs. 21,219,266/-).Revenue also includes the value of services rendered pending billing in respect of in-patients undergoing treatment as on 31st March 2008.

ii. Pharmacy Sales are stated net of returns, discounts adjusted for export incentives and inclusive of Sales Tax and adjusted for Value Added Tax wherever applicable.

iii. Hospital Project Consultancy income is recognised as and when it becomes due, on percentage completion method, on achievement of milestones.

iv. Income from Treasury Operations is recognised on receipt or accrual basis whichever is earlier.

F. Fixed Assets

a. All Fixed Assets are stated at their original cost of acquisition less accumulated depreciation and impairment losses are recognised where necessary (Also refer Clause N in the Notes forming part of Accounts). Additional cost relating to the acquisition and installation of fixed assets are capitalised. Wherever VAT is eligible for input availment, fixed assets are stated at cost of acquisition after deduction of input VAT.

b. Capital work-in-progress comprises of outstanding advances paid to acquire fixed assets and amounts expended on development / acquisition of Fixed Assets that are not yet ready for their intended use at the Balance Sheet Date. Expenditure during construction period incurred on projects under implementation is treated as pre-operative expenses, pending allocation to the assets and is included under Capital work- in -progress. (Also refer Note 5 in Notes forming part of Accounts).

c. Assets acquired under Hire Purchase agreements are capitalised to the extent of principal value, while finance charges are charged to revenue on accrual basis.

d. Interest on borrowings for acquisition of fixed assets and related revenue expenditure incurred for the period prior to the commencement of operations for the expansion activities of the company are capitalised.

G. Transactions in Foreign Currencies

a. Monetary Current Assets and Monetary Current Liabilities relating to foreign currency transactions remaining unsettled at the end of the year are translated at the exchange rates prevailing at the date of Balance Sheet. The difference in translation of monetary items and the realised gains and losses on foreign exchange transactions are recognised in the Profit & Loss Account in accordance with Accounting Standard 11 'Accounting for the Effects of Changes in Foreign Exchange Rates (Revised 2003)', issued by the Institute of Chartered Accountants of India (Also refer Note 10A in the Notes forming part of Accounts).

b. Exchange differences arising on settlement or restatement of foreign currency denominated liabilities relating to the acquisition of fixed assets, which is in accordance with Accounting Standard 10 "The effects of changes in foreign exchange rates", are recognised in the Profit and Loss Account. (Also refer Note 11 in the Notes forming part of Accounts).

c. The use of foreign currency forward contract is governed by the company's policies approved by the Board of Directors. These hedging contracts are not for speculation. All outstanding derivative instruments at close are marked to market by type of risk and the resultant losses relating to the year, if any, are recognised in the Profit and Loss Account; gains are ignored. (Also refer Note 21 and 21A in the Notes forming part of Accounts).

H. Investments

Investments are classified as current or long term in accordance with Accounting Standard 13 on 'Accounting for Investments'

a. Long-term investments are stated at cost to the Company. The Company provides for diminution in the value of Long-term investments other than those temporary in nature.

b. Current investments are valued at lower of cost and fair value.

c. In case of foreign investments,

i. The cost is the rupee value of the foreign currency on the date of investment.

ii. The face value of the foreign investments is shown at the face value reflected in the foreign currency of that country.

I. Employee Benefits

Short-term employee benefits (benefits which are payable within twelve months after the end of the period in which the employees render service) are measured at cost. Long-term employee benefits (benefits which are payable after the end of twelve months from the end of the period in which employees render service), and post employment benefits (benefits which are payable after completion of employment), are measured on a discounted basis by the Projected Unit Credit Method, on the basis of annual third party actuarial valuations. In terms of the opinion of the Expert Advisory Committee of the ICAI, the Company provides liability accruing on account of deferred entitlement towards LTC in the year in which the employees concerned render their services.

Defined Contribution Plan

The Company makes contribution towards provident fund and Employees State Insurance as a defined contribution retirement benefit fund for qualifying employees. The Provident Fund Plan is operated by the Regional Provident Fund Commissioner. Under the scheme, the company is required to contribute a specified percentage of payroll cost, as per the statute, to the retirement benefit schemes to fund the benefits. Employees State Insurance is remitted to Employees State Insurance Corporation.

Defined Benefit Plan

For Defined Benefit Plan the cost of providing benefits is determined using the Projected Unit Credit Method with actuarial valuation being carried out at each Balance Sheet date. Actuarial Gains or Losses are recognised in full in the Profit and Loss Account for the period in which they occur.

a. Gratuity

The Company makes annual contribution to the Employees' Group Gratuity-cum-Life Assurance Scheme of the Life Insurance Corporation of India and other Insurers, a funded defined benefit plan for qualifying employees and recognised as an expense when employees have rendered service entitling them to the contributions. The Scheme provides for lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 days salary payable for each completed year of service, or part thereof in excess of six months. Vesting occurs upon completion of five years of service.

b. Leave Encashment Benefits

The Company pays leave encashment Benefits to employees as and when claimed, subject to the policies of the Company. The Company provides leave benefits through Annual Contribution to the fund managed by an Insurer on an accrual basis.

J. Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such asset. As per Accounting Standard 16 'Borrowing costs', a qualifying asset is one that takes necessarily substantial period of time to get ready for its intended use. All other borrowing costs are expensed as incurred.

K. Segment Reporting

The company has complied with Accounting Standard 17- 'Segment Reporting' with Business as the primary segment. The company operates in a single geographical segment,which is India, and the products sold in the pharmacies, in many cases, are regulated under the Drug Control Act, which applies uniformly all over the country. The risk and returns of the enterprise are very similar in different geographical areas within the country and hence there is no reportable secondary segment as defined in Accounting Standard 17.

The accounting policies adopted for segment reporting are in line with the accounting policies adopted in consolidated financial statements with the following additional policies for Segment Reporting:

i. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "unallocable expenses".

ii. Inter segment revenue and expenses are eliminated.

The Company has disclosed this Segment Reporting in Consolidated Financial Statements as per para (4) of Accounting Standard 17- 'Segment Reporting'

L. Earnings per Share

In determining the earnings per share, the Company considers the net profit after tax before extraordinary item and after extraordinary items and includes post-tax effect of any extraordinary items. the numbers of shares used in computing the earnings per share is the weighted average number of shares outstanding during the period. For computing diluted earnings per share, potential equity is added to the above weighted average number of shares.

M.Taxation

i. Income Tax
Income tax is computed using the tax effect accounting method, where taxes are accrued in the same period as and when the related revenue and expense arise. A provision is made for Income Tax annually based on the tax liability computed after considering tax allowances and exemptions.

ii. Deferred Tax
The differences that result between the profit calculated for income tax purposes and the profit as per the financial statements are identified and thereafter deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and get reversed in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the beginning of this accounting year based on the prevailing enacted or substantially enacted regulations

iii. Fringe Benefit Tax
Fringe Benefit Tax is provided in respect of benefits, defined under Section 115WB of the Income Tax Act 1961, provided to the employees during this year at the prescribed rates. Fringe Benefit Tax (FBT) payable under the provisions of section 115WC of the Income Tax Act, 1961, is in accordance with the Guidance Note on 'Accounting for Fringe

Benefits Tax' issued by the Institute of Chartered Accountants of India regarded as an additional income tax and considered in determination of profits for the year.

N. Impairment

The carrying amounts of assets are reviewed at each balance sheet date to ascertain if there is any indication of impairment based on internal/external factors. An asset is treated as impaired based on the cash generating concept at the year end, when the carrying cost of assets exceeds its recoverable value, in terms of Para 5 to Para 13 of AS-28 'Impairment of Assets' issued by the Institute of Chartered Accountants of India, for the purpose of arriving at impairment loss thereon, if any. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of the recoverable amount.

O. Bad Debts Policy

The Board of Directors approves the Bad Debt Policy, on the recommendation of the Audit Committee, after the review of debtors every year. The standard policy for write off of bad debts is as given below subject to management inputs on the collectibility of the same,

Period	% of write off
0-1 Years	0%
1-2 years	25%
2-3 years	50%
Over 3 years	100%

P. Miscellaneous Expenditure

Preliminary, Public Issue, Rights Issue Expenses and Expenses on Private Placement of shares are amortised over 10 years.

Q. Deferred Revenue Expenditure

Special advertisement expenditure, software expenses and expenditure incurred on the up gradation of the building of AB Medical Centres Limited up to the commencement of the lease in the year 2003 - 04 are written off over a period of five years.

R. Intangible Assets

Intangible assets are initially recognised at cost and amortised over the best estimate of their useful life. Cost of software including directly attributable cost, if any, acquired for internal use, is allocated / amortised over a period of 36 months.

S. Provisions, Contingent Liabilities and Contingent Assets

A provision is recognised when the company has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are not provided for unless a reliable estimate of probable outflow to the company exists as at the Balance Sheet date. Contingent assets are neither recognised nor disclosed in the financial statements.

2. RELATED PARTY DISCLOSURES

A. List of Related Parties where control exists and other related parties with whom the company had transactions and their relationships:

Sl No	Name of Related Parties	Nature of Relationship
1	Unique Home Health Care Limited	Subsidiary Companies (Control exists)
2	AB Medical Centres Limited	
3	Samudra Healthcare Enterprises Limited	
4	Apollo Hospital (UK) Limited	
5	Apollo Health and Lifestyle Limited	
6	Imperial Hospital and Research Centre Limited	
7	Apollo Hospitals International Limited	Joint Venture
8	Apollo Gleneagles Hospitals Limited	
9	Apollo Gleneagles PET-CT Private Limited	
10	Universal Quality Services LLC, Dubai	
11	Western Hospitals Corporation Pvt. Limited	
12	Apollo DKV Insurance Company Limited	
13	Apollo Lavasa Health Corporation Limited	
14	Family Health Plan Limited	Associates
15	Apollo Health Street Limited	
16	British American Hospitals Enterprise Limited	
17	Indraprastha Medical Corporation Limited	
18	Dr. Prathap C Reddy	Key Management Personnel.
19	Smt. Preetha Reddy	
20	Smt. Suneeta Reddy	
21	Smt. Sangita Reddy	
22	Shri. P Obul Reddy	
23	Apollo Sindoori Hotels Limited	
24	Apollo Sindoori Capital Investment Limited	
25	P. Obul Reddy & Sons	
26	Apollo Mumbai Hospital Limited	Enterprises over which Key Management Personnel are able to exercise significant influence
27	Apollo Health Resources Limited	
28	Medvarsity Online Limited	
29	Keimed Limited	
30	Lifetime Wellness RX International Limited	
31	Indian Hospitals Corporation Limited	
32	Nippo Batteries Company Limited	
33	Panasonic Home Appliances India Co Limited	
34	Sindhya Aqua Minerale Pvt Limited	
35	Pinakini Hospitals Limited	
36	PPN Power Generating Co Pvt Limited	

Sl. No	Name of the Related Parties	Nature of Transactions	31.03.2008 (Rs.)	31.03.2007 (Rs.)
1	Unique Home Health Care Ltd	a) Investment in Equity	297,400,000	297,400,000
		b) Advance given	84,299,394	84,299,394
		c) Cumulative Deposits accepted	708,000	666,000
		d) Payables as at year end	336,000	-
		e) Interest Paid	66,067	39,050
2	A B Medical Centres Ltd	a) Investment in Equity	21,799,899	21,799,899
		b) Advance given	10,466,130	18,081,110
		c) Lease rentals paid	7,200,000	7,200,000
3	Samudra Healthcare Enterprises Ltd	a) Investment in Equity	101,100,000	101,100,000
		b) Advance for investment	149,500,001	149,500,001
		c) Advance given	247,554	10,573
		d) Receivables at year end	5,962,252	4,212,182
		e) Other Credits	9,102	-
		f) Pharmacy Income	12,129,272	7,491,188
		g) Collections during year	11,604,400	-
		h) Salaries	1,125,680	488,816
		i) Commission on Turnover	710,893	-
4	Apollo Hospital (UK) Ltd	a) Investment in Equity	390,000	390,000
		b) Advance given	511,302	-
5	Apollo Health & Lifestyle Ltd	a) Investment in Equity	15,000,000	15,000,000
		b) Advance for Investment	49,517,229	49,517,229
		c) Advance given	-	3,345,609
		d) Receivables at year end	5,681,817	1,012,259
		e) Payable as at year end	564,645	16,578
		f) Royalty receivables	2,135,900	2,135,900
		g) Rent received	456,137	414,673
		h) Franchise Fees	501,042	561,800
		i) Reimbursement of expenses	3,892,841	871,959
6	Imperial Hospitals & Research Centre Ltd	a) Investment in Equity	351,710,000	298,810,000
		b) Advance for Investment	-	52,900,000
		c) Loan given	120,000,000	-
		d) Advance given	2,488,047	668,035
		e) Receivables as at year end	25,260,289	12,040,869
		f) Payable	-	25,000

		g) Pharmacy income	-	5,972,007
		h) Hospital Services	73,555	-
		i) PMA Fees	18,265,168	3,147,816
		j) Reimbursement of Expenses	(245,479)	7,030,906
7	Apollo Hospitals International Ltd	a) Investment in Equity	2,117,170	2,117,170
		b) Advance for Investment	271,809,333	175,868,307
		c) Corporate guarantees executed	207,500,000	763,000,000
		d) Receivables as at year end	71,844	2,244,798
		e) Payables as at year end	(95,941,026)	-
		f) Reimbursement of Expenses	-	522,110
8	Apollo Gleneagles Hospital Ltd	a) Investment in Equity	203,121,930	103,121,930
		b) Advance for Investment	75,000,000	50,000,000
		c) Advance given	46,149,329	43,757,263
		d) Receivables as at year end	28,061,509	21,126,703
		e) Commission on Turnover	37,143,602	30,107,348
		f) Pharmacy Income	259,508,277	206,117,212
		g) Rent and Electricity	103,915	925,719
		h) Reimbursement of Expenses	(8,539)	773,208
		i) Other Debits	498,402	-
		j) Other Credits	196,746	-
		k) Collections during the year	216,988,772	-
9	Apollo Gleneagles PET CT Pvt. Ltd	a) Investment in Equity	75,000,000	75,000,000
		b) Advance for investment	10,000,000	-
		c) Advance given	2,426,944	-
		d) Receivables as at year end	1,944,639	1,629,875
		e) Payables as at year end	1,782,071	-
		f) Rent received	2,110,356	2,193,000
		g) Reimbursement of Expenses	-	506,258
		h) Fees receivable	-	1,410,560
		i) Pharmacy Income	543,866	365,343
		j) Salaries	719,970	-
		k) Other Credits (Projects)	2,001	-
		l) Collection during the year	600,000	-
		m) Deposits refundable	29,836,646	-
		n) Royalty received	-	401,918
10	Western Hospitals Corporation Private Ltd	a) Investment in Equity	71,900,000	-

		b) Reimbursement of Expenses	3,817,271	
		c) Receivables at year end	3,817,271	-
11	Apollo DKV Insurance Company Ltd	a) Investment in Equity	216,000,000	-
		b) Receivables as at year end	9,000	-
12	Apollo Lavasa Health Corporation Limited	a) Advance for Investment	25,000,000	-
13	Family Health Plan Ltd	a) Investment in Equity	4,900,000	4,900,000
		b) Receivables as at year end	11,130,759	2,387,517
		c) Payables as at year end	93,624	-
14	Apollo Health Street Ltd	a) Investment in Equity	1,231,854,880	231,854,880
		b) Receivables as at year end	5,427	1,552,082
		c) Payables as at year end	(79,975)	-
		d) Rent received	20,062,140	18,926,544
15	British American Hospitals Enterprise Limited	a) Investment in Equity	94,874,063	-
		b) Receivables at year end	33,032,657	-
		c) Fees	30,915,985	-
		d) Reimbursement of Expenses	2,116,672	-
16	Indraprastha Medical Corporation Ltd	a) Investment in Equity	194,287,562	184,378,601
		b) Advance for Investment	-	9,908,961
		c) Receivables as at year end	75,426,304	76,782,561
		d) Payables as at year end	(20,312,211)	-
		e) Pharmacy Income	713,028,219	593,805,258
		f) Commission on Turnover	28,207,280	20,275,216
		g) Licence Fees	8,700,000	8,700,000
		h) Collections during the year	672,000,000	-
		i) Other Debits	58,266	-
17	Apollo Sindhoori Capital Investment Ltd	a) Brokerage Paid	3,191,206	4,000,443
18	Apollo Sindoori Hotels Ltd	a) Payables at year end	2,892,849	852,199
		b) Transaction during the year	91,980,883	64,121,241
		c) Receivable at year end	436,467	-
		d) Reimbursement of Expenses	4,393	-
19	Apollo Mumbai Hospital Ltd	a) Receivables at year end	3,904,079	2,836,945
		b) Pharmacy Income	11,200,340	9,463,072
		c) Reimbursement of Expenses	2,025,788	1,996,174
		d) Collection during the year	12,158,994	10,933,348

20	Apollo Health Resources Ltd	a) Rent Earned	419,496	387,716
		b) Receivable at year end	10,766,786	488,91
		c) Professional Services Received	561,800	-
		d) TDS	63,652	-
		e) Other Credits	32,444	-
		f) Payments during year	900,000	-
21	P. Obul Reddy & Sons	a) Payables as at year end	3,103,606	(303,132)
		b) Transaction during the year	15,041,555	8,903,468
22	Medvarsity Online Ltd	a) Rent received	643,356	584,868
		b) Receivable at year end	476,316	895,982
23	Lifetime Wellness RX International Limited	a) Payable at year end	74,385	-
24	Keimed Limited	a) Receivables at year end	52,473,699	(91,883,051)
		b) Payables at year end	51,338,118	-
		c) Pharmacy Income	164,330	90,792
		d) Reimbursement of Exps	382,585	1,194,806
		e) Purchases	1,584,542,393	1,462,648,445
		f) Salaries	392,240	1,323,464
		g) Collection during the year	1,580,153	97,692
		h) Payment during year	(136,324,537)	(372,327,781)
25	Indian Hospitals Corporation Limited	a) Receivables at year end	45,576	1,373,162
26	Sindhya Aqua Minerale Pvt Limited	a) Payable at year end	124,577	124,577
27	Nippo Batteries Company Limited	a) Receivables at year end	545,823	567,312
28	Panasonic Home Appliances India Co. Limited.	a) Payable at year end	(90,000)	(90,000)
29	Pinakini Hospitals Ltd.	a) Investment in Equity	1,224,200	1,224,200
30	PPN power Generating Co. Pvt. Ltd.	a) Payable at year end	38,100	38,100

3.Contingent Liabilities

a. Claims against the company not acknowledged as debts- Rs.257,103,245/- (Rs.432,174,724/-).

b. The Company filed a Special Leave Petition on 6th May 2008 before the Honourable Supreme Court against the judgement of the Divisional Bench of the Madras High Court dated 10th March contingent liability for the financial year ended 31st March 2008 allowing the reopening of the assessment for Assessment Year 2000-01 and disallowing the claim for set off of the unabsorbed depreciation. The Special Leave Petition has been admitted by the Honourable Supreme Court on 15th May 2008. The Assessment Officer completed the assessment and raised a demand of Rs.136,760,038/- which has since been stayed by the Honourable Supreme

Court in its order dated 16th June 2008. Since the amount is subjudice, the same has been treated as a contingent liability for the financial year ended 31st March 2008.

c. In the absence of any claim in any court (in India or abroad), to enforce the arbitration award against the Company by a party in Dubai, and since an amicable settlement is being explored by both parties, no provision of Rs. 37.60 million (AED 3,448,650) has been made in the accounts. The amount has been treated as a contingent liability as it does not satisfy all the conditions required to create a provision as stated in the clauses of AS 29 'Provisions, Contingent Liabilities and Contingent Assets' issued by the ICAI.

d. Estimated amount of contracts remaining to be executed on capital account not provided for on account of the expansion cum diversification programme of the company Rs 2,840,292,624/- (Rs. 2,920,324,000/-).

e. Export obligation to be fulfilled in the next eight years on availing of concessional excise duty on imports under 5% EPCG Scheme to the extent of eight times the duty saved, amounts to Rs.364,864,512/- (Rs. 138,486,904/-). The amount of duty saved during the year was Rs.21,394,266/- (Rs. 17,310,863/-).

f. The estimated customs duty guarantees given by the company in favour of the Assistant Collector of Customs, pending receipt of customs duty exemption certificates amounts to Rs.99,700,026/- (Rs. 99,700,026 /-).

Note

This is subject to the result of writ petition pending in the Madras High Court with respect to the Chennai Hospital division Rs. 73,709,545/- (Rs.73,709,545/-).Application has been made for duty exemption certificates by the Pharmaceutical division, which is pending with the Government. The estimated customs duty is Rs.14,825,739/- (Rs.14,825,739/-).

The Hyderabad division has executed bonds in favour of the President of India to the extent of Rs.11,164,742/- (Rs.11,164,742/-) pending its application for receipt of customs duty exemption certificates from the Government.

g. (i) Letters of credit opened by various banks in favour of foreign suppliers for consumables, spares, medicines and medical equipments amounts to Rs.210,907,655/- (Rs. 16,001,462/-).

(ii) Bank Guarantees as on 31.03.2008 Rs.18,614,458/- (Rs. 106,220,276/-)

(iii) Corporate Guarantees

Rs. in crores

On Behalf of	In Favour of	As at 31.03.2008	As at 31.03.2007
Apollo Hospitals International Limited	HDFC IDBI IDFC	Nil 5.00 15.75	55.55 5.00 15.75
Total		**20.75**	**76.30**

h. (i) Additional liability for payment of sales tax on work orders pursuant to court proceedings between contractors and the State governments amounts to Rs.206,076/- (Rs.206,076/-) in the case of Chennai division.

(ii) In respect of the claim for sales tax made by the Commercial Tax Department for Rs.519,568/- (Rs. 1,233,338/-) for the various assessment years, the matter is under contest in the case of Pharmacy division.

4. The Company has pledged its 20,775,197 (20,775,197) shares in Apollo Gleneagles Hospitals Limited as a security for the loan advanced by IDFC and HDFC to Apollo Gleneagles Hospitals Limited.

5.Capital Work in-Progress comprises:

Particulars	As at 31.03.2008 (Rs.)	As at 31.03.2007 (Rs.)
Civil Works Buildings	215,026,827	43,757,820
Medical Equipment	1,547,434	74,924,967
Capital Advances	26,236,289	-
Deposits	180,075,162	180,000,000
Land (Karim Nagar, Bhubaneshwar, Vizag)	164,621,453	90,569,023
Assets Purchased	1,140,488	359,986
Software (E-MIS and Oracle)	55,196,867	25,092,669
Ambulance	2,880,000	-
Pre operative Expenses		
Rent	8,000,000	-
Power & Fuel	18,112	-
Salaries	1,982,248	120,072
Staff Welfare	370,087	50,332
Miscellaneous	128,868	90,092
Interest & Financial Charges	31,813,292	-
Legal & Registration Charges	16,827,780	9,221,280
Office Maintenance	1,949,792	-
Advertisement	504,817	395,391
Total	**708,319,516**	**424,581,632**

6. Details of utilization of funds received on preferential allotment of equity shares

(Rs. in Crores)

Particulars	As at 31.03.2008	As at 31.03.2007
Opening Balance of Mutual Funds as on 1st April 2007	91.95	-
Issue Proceeds / Funds received through Preferential Issue		
(i) Apax Mauritius FDI One Limited	426.40	-
(ii) Share warrants to promoters (10% of the total issue)	7.71	68.60
(iii) GDR's	-	275.55
Total Funds received	**526.06**	**344.15**
Particulars of Utilization/Deposits		
Issue Expenses	10.50	10.72
New Projects	11.30	-
Expansion of existing facilities	24.60	9.60
Investment into equity/ loans to group companies	9.00	74.80
Capital Expenditure & Working capital	9.60	95.04
Repayment of debts	104.06	62.04
Balance amount parked in Mutual Funds/Arbitrage Schemes	**357.00**	**91.95**

7. Terms of Redemption of Debentures

a) 10.80% Non-Convertible Debentures privately placed with Indian Bank, Indian Overseas Bank, Jammu & Kashmir Bank Limited, Andhra Bank and Life Insurance Corporation of India was redeemed in three instalments of 33%,33% & 34% at the end of the 3rd, 4th and 5th year respectively from the date of allotment (5th April,2002). Accordingly the first and second instalments were redeemed in April 2005 and April 2006 respectively and the last instalment was redeemed in April 2007.

b) 8.57% Non-Convertible Debentures privately placed with Karnataka Bank Ltd. was redeemed in three annual instalments at the end of the 3rd, 4th and 5th years respectively from the date of allotment (19th September, 2002). Accordingly the first and second instalments were redeemed in September 2005 and September 2006 respectively and the last instalment was redeemed in September 2007.

8. Details of Secured Loans and Security

The Company has been granted an initial repayment holiday of 2 years with respect to the loans taken from Indian Bank, Bank of India and Canara Bank.

a.Indian Bank

Loan from Indian Bank is secured by way of:

Equitable mortgage by deposit of title deeds/registered mortgage of unencumbered property of the Company at Greams Road, Chennai, Teynampet, Chennai and all fixed assets on pari passu basis.

Hypothecation to the bank by way of First Charge of inventory of goods, produce and merchandise, vehicles, plant & machinery, consumer durables which are now in the possession of the company and/or to be purchased out of the bank's loan, book debts, outstanding monies, recoverable claims, bills, contracts, engagements, securities, investments and rights.

b. Bank of India

Loan from Bank of India is secured by way of:

Hypothecation by way of First Charge of all tangible movable properties, all tangible movable machineries and plants (both present and future), assets and stocks (both present and future), all the present and future book debts, outstandings, money receivables, claims, bills which are now due and owing or which may at any time during the continuance of this security become due and owing to the Company equitable mortgage.

c. Canara Bank

Based on the sanction letter received from the bank dated 4th January 2008, the Company has been sanctioned a term loan of Rs 250 crores to meet the cost of expansion programme (part financing) undertaken by the Company at Chennai, Hyderabad and new hospital projects at Bhubhaneshwar, Vizag and Chennai and setting up of Pharmacies. However the Company has availed only Rs.75 crores as on 31st March 2008. The loan is secured by way of pari passu First Charge on Project assets to be created out of the term loan of Canara Bank along with Bank of India.

d. Bank of Bahrain and Kuwait BSC

Loan from Bank of Bahrain and Kuwait BSC is secured by first pari passu hypothecation charge on entire movable fixed assets, present and future and an Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai- 600 006 and No.320 Mount Road, Teynampet, Chennai 600 018, both present and future ranking paripassu with the existing loans.

e. Loans and advances/Credit facilities from Banks are secured by hypothecation of inventories and book debts, and a second charge on specific fixed assets of the company.

f. In Hyderabad division Fixed Deposit receipts worth Rs.2,041,628/- (Rs. 6,062,689/-) are under lien with the bankers for obtaining Letters of credit and Bank Guarantee.

9. As per the requirements of Accounting Standard 15 'Employee Benefits' (Revised 2005) issued by the Institute of Chartered Accountants of India, the amount, in respect of Employee Benefits, charged to the Profit & Loss Account is Nil (Rs 11.34 million). (Also refer Clause (I) of Notes Forming part of Accounts).

Defined Benefit Plan

Rs. in million

Particulars	As at 31st March 2008	As at 31st March 2007
Present Value of Obligation as on 1st April, 2007	186.26	163.41
Interest Cost	13.63	12.00
Current Service Cost	45.83	27.92
Benefit Paid	(8.93)	(6.80)
Actuarial (gain) / Loss on obligation	59.49	(9.27)
Present Value of Obligation as on 31st March, 2008	296.28	186.26
Defined benefit obligation liability as at the balance sheet is wholly funded by the company		
Change in plan assets		
Fair Value of Plan Assets as on 1st April, 2007	116.72	67.30
Expected return on plan assets	11.44	6.90
Contributions	66.50	21.92
Benefits paid	(8.93)	(6.80)
Actuarial gain / (loss)	2.55	27.40
Fair Value of Plan Assets as on 31st March, 2008	188.28	116.72
Reconcilation of present value of the obligation and the fair value of the plan assets		
Fair value of the defined benefit	296.28	186.26
Fair value of plan assets at the end of the year	(188.28)	(116.72)
Liability / (assets)	108.00	69.54
Unrecognised past service cost	0.00	38.31
Liability / (assets) recognised in the balance sheet	108	107.84
Gratuity & Leave Encashment cost for the period		
Service Cost	45.83	65.23
Interest Cost	13.63	12.00
Expected return on plan assets	(11.44)	(6.90)
Actuarial (gain) / loss	56.93	(36.67)
Past Service Cost	(133.46)	-
Net gratuity cost	(28.51)	33.66
Investment details of plan assets		
100% of the plan assets are invested in debt instruments		
Actual return on plan assets	13.99	34.30
Assumptions		
Interest rate	7.50%	7.50%
Estimated rate of return on plan assets	7.50%	7.50%

10. Consequent upon the adoption of the Companies (Accounting Standards) Rules 2006, with effect from 1st April 2007, the following changes in accounting policy/ estimates have been made during the year: Exchange differences arising on settlement or restatement of foreign currency denominated liabilities relating to the acquisition of fixed assets, which is in accordance with Accounting Standard 11 "The effects of changes in foreign exchange rates", which was previously adjusted to the carrying values of the relevant fixed assets, are now recognised in the Profit and Loss Account. This treatment as been clarified by the Ministry of Company Affairs, by way of otification in the Official Gazette dated 7th December,2006.
As a result, profits for the year ended 31st March 2008 is higher by Rs.18,560,629/-.

10A. The net difference in Foreign Exchange (the difference between the spot rates on the date of the transactions, and the actual rates at which the transactions are settled) amounting to Rs.18,807,335/- (Rs.128,649/-) has been adjusted to the Profit and Loss Account, which is in conformity to the Accounting Standard 11 on 'Accounting for the effects of changes in Foreign Exchange rates' issued by the Institute of Chartered Accountants of India.

11. Leases

In respect of Non- cancellable Operating Leases
Lease payments recognised in the Profit & Loss Account is Rs. 1,604,032,647/- (Rs. 1,536,550,043/-)

Minimum Lease Payments	31.03.2008 (Rs.)	31.03.2007 (Rs.)
Not Later than one year	161,670,264	137,290,352
Later than one year and not later than five years	545,888,901	436,963,309
Later than five years	896,473,482	962,296,382

Lease agreements are renewable for further period or periods on terms and conditions mutually agreed between the lessor and AHEL.
Variations/Escalation clauses in lease rentals are made as per mutually agreed terms and conditions by the lessor and AHEL.

12. The company has issued and allotted 1,549,157 equity warrants convertible into equity shares of nominal value of Rs.10/- each at a premium of Rs.487.69 per share on 19th October, 2007 to Dr Prathap C Reddy, one of the promoters of the company on a preferential allotment basis. The issue price is at the minimum price of Rs.497.69 fixed in accordance with the guidelines for preferential issues of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000. Accordingly the promoters have paid 10% of the consideration @ Rs.497.69 per warrant on the date of allotment. The balance 90% is payable on the exercise of option for conversion within 18 months of date of allotment.

13. The Company has issued 7,047,119 Equity shares of nominal value Rs. 10/- each, issued at a price of Rs.605.07 per share (including premium of Rs.595.07 per share) on 26th October, 2007 to Apax Mauritius FDI One Limited, 10, Frere Felix de Valois Street, Port Louis, Mauritius on a preferential allotment basis.

14. During the year 2002-03, on a review of fixed assets, certain selected medical equipments were identified and impaired. For the current year, on a review as required by Accounting Standard 28 ' Impairment of Assets', management is of the opinion that no impairment loss or reversal of impairment loss is required, as conditions of impairment do not exist.

15. Land which was revalued in prior years by Rs.103,133,472 (Chennai Hospital Division = Rs.50, 080,324 and Hyderabad Hospital Division = Rs.53,053,148) was written back to its original cost in 2002-03.

16.Earnings in Foreign Exchange

Particulars	As at 31.03.2008 (Rs.)	As at 31.03.2007 (Rs.)
Hospital Division		
Hospital fees	40,702,390	36,054,051
Pharmacy Division		
Project Consultancy Services	82,461,688	78,167,520
Reimbursement of expenses	5,840,536	12,478,040
Pharmacy Sales	949,965	5,390,458

17. Directors travelling included in travelling and conveyance amounts to Rs. 13,923,163/- (Rs. 5,647,564/-).

18. Unclaimed Dividend

Year	Amount in Rs.
2000-01	1,404,790
2001-02	1,303,376
2002-03	1,456,997
2003-04	1,768,357
2004-05	2,013,996
2005-06	2,330,008
2006-07 (*)	2,022,234
2006-07 (**)	1,374,076
Total	**13,673,834**

(*) Interim Dividend, (**) Final Dividend

During the year, the amount transferred to Investors Education and Protection Fund of the Central Government as per the provisions of Section 205A and 205C of the Companies Act, 1956 is Rs. 1,378,635/- (Rs. 1,063,368/-) This represents the dividend and deposits remaining unclaimed for a period of 7 years from the date they became due for payment, during the year, as per Section 205A and 205C of the Companies Act, 1956.

19. Additional net deferred tax liability of Rs.19,061,407/- (Rs. 20,443,681/-) for the period has been recognized in the Profit & Loss account.

	Deferred Tax Liability as at 31.03.2007 (Rs.)	Current year charge /(credit) (Rs.)	Deferred Tax Liability as at 31.03.2008 (Rs.)
Deferred Tax Liability on account of Depreciation	479,753,407	52,448,413	532,201,820
Deferred Tax Liability on account of Deferred Revenue Expenditure	90,881,976	(33,387,006)	57,494,970
Total	**570,635,383**	**19,061,407**	**589,696,790**

The company adjusts the amount of deferred tax liability carried forward by applying the tax rate that has been enacted or substantively enacted at the date of the Balance Sheet on accumulated timing differences. Such adjustment has not been effected this year since the tax rates have not changed for the Fiscal 2008. The effects on such Deferred Tax Liability, if any, arising out of assessments completed but under contest under various stages will be made on the appeals being decided.

20.(a) The jointly Controlled Entities considered in the Consolidated Financial Statements is:

Name of the Company	Country of Incorporation	Proportion of ownership Interest (%) 31.03.2008	Proportion of ownership Interest (%) 31.03.2007
Apollo Gleneagles Hospital Limited	India	50	50
Apollo Gleneagles PET CT Private Limited	India	50	50
Apollo Hospitals International Limited	India	50*	50*
Apollo DKV Insurance Company Limited	India	21.48	-
Western Hospitals Corporation Private Limited	India	40	-

* Inclusive of 49.48% shares held by Unique Home Health Care Ltd, a 100% Subsidiary of Apollo Hospitals Enterprise Limited.

(b) The groups interests in the joint venture accounted for using proportionate consolidation in the Consolidated Financial Statements are :

I ASSETS	As at 31st March,2008 (Rs.)	As at 31st March,2007 (Rs.)
1.Net Fixed Assets	1,644,886,562	1,469,367,828
2. Capital Work-in-Progress	3,031,689	66,803,326
3.Investments	114,199,765	27,500,000
4.Current Assets, Loans and Advances		
a) Inventories	24,845,673	21,762,662
b) Sundry Debtors	95,567,439	61,328,544
c) Cash and Bank Balances	200,250,504	34,226,397
d) Loans and Advances	56,924,113	38,704,812
5. Deferred Tax Asset	99,625,623	75,199,443
II LIABILITIES	**As at 31st March,2008 (Rs.)**	**As at 31st March,2007 (Rs.)**
1.Secured Loans	166,904,963	1,150,403,198
2.Unsecured Loans	162,320,836	162,320,836

3.Current Liabilities and Provisions		
a) Liabilities	226,610,019	152,413,921
b) Provisions	4,785,139	3,406,948
III INCOME	**For the year ended 31st March, 2008 (Rs.)**	**For the year ended 31st March, 2007 (Rs.)**
1.Income from healthcare services	632,835,605	492,129,422
2.Other Income	11,656,738	2,219,262
IV EXPENSE	**For the year ended 31st March, 2008 (Rs.)**	**For the year ended 31st March, 2007 (Rs.)**
1.Operating Expenses	242,801,918	172,504,325
2.Payment and provisions to employees	131,989,938	112,049,186
3. Administrative and other expense	186,084,595	111,423,804
4. Financial expense	126,933,912	105,231,587
5.Depreciation / Amortisation / Impairment	110,577,418	100,466,251
6.Profit Before Taxation	(153,895,438)	(107,326,468)
7.Provision for Taxation (Including Deferred Tax Liability and Fringe Benefit Tax)	1,995,859	15,179,989
8.Deferred Tax Asset	24,426,180	(46,904,666)
9.Profit after taxation before minority interests	(131,465,118)	(75,601,790)
10.Minority interests	-	-
11.Net Profit	131,465,118	(75,601,790)
V OTHER MATTERS	**31.03.2008 (RS.)**	**31.03.02007 (RS.)**
1. Contingent Liabilities	117,070,000	37,482,000
2. Capital Commitments	9,872,500	67,060,500

21. Bank of Bahrain and Kuwait BSC has granted a loan of USD 3 Million during 2003-04 to the company. The company had entered into a forward currency contract with HDFC Bank in Indian rupees at a fixed interest rate for hedging the foreign currency fluctuation risk and the interest rate risk. The tenure of this derivative contract matches the tenure of the loan. The outstanding unsettled contracts as on 31st March 2008 amounts to Rs.4,800,000/- (Rs.67,859,000/-). Rs4,800,000/- (Rs.67,859,000/-).

21A. The Company bears the with holding tax on the interest paid to Bank of Bahrain and Kuwait BSC and the same is treated as a part of finance cost in the books of accounts of the Company.

22. Gain/loss on currency swap transactions during the year on unsettled contracts as on 31st March 2008 accounted for in the Profit and Loss Account is Nil (Nil).

23. During the year, the Company has diluted its holding in Apollo Health and Lifestyle Limited by way of allotting 13% of the share capital (968,100 Equity shares of Rs 10 each) of Apollo Health & Lifestyle Limited to another body corporate.

24. During the current

financial year, the amount standing in the Debenture Redemption Reserve, has been transferred to the General Reserve since all the debentures have been redeemed as on 31st March 2008 in accordance with Section 117C of the Companies Act,1956. March 2008 in accordance with Section 117C of the Companies Act,1956 (1 of 1956) as amended by the companies (Second Amendment) Act, 2002(11 of 2003).

25. Sundry Debtors, Loans and Advances

i. Confirmation of balances from Debtors, Creditors and for Deposits are yet to be received in a few cases though the company has sent letters of confirmation to them. The balances adopted are as appearing in the books of accounts of the Company.

ii. Sundry Debtors represent the debt outstanding on sale of pharmaceutical products, hospital services and project consultancy fees and is considered good. The company holds no other securities other than the personal security of the debtors.

iii. Sundry Debtors and Loans and Advances shown under the head Current Assets includes the amounts due from concerns which are under same management or in which some of the Directors are interested as Directors /Trustees, which amounts to Rs.379,684,656/- (Rs. 299,324,878/-). There are no amount due from Directors / Officers / Trustees (Previous Year : Nil).

iv. Accrued patient collections constitute Rs.87,237,648/- (Rs. 72,433,711/-) of Sundry Debtors.

Loans and advances due from Subsidiaries, Joint Ventures and Associate are as follows:

	2008		2007	
	As on 31.03.2008 (Rs.)	**Maximum outstanding during 2007-08 (Rs.)**	**As on 31.03.2007 (Rs.)**	**Maximum outstanding during 2006-07 (Rs.)**
Unique Home Health Care Ltd	84,299,394	84,299,394	84,299,394	518,433,965
AB Medical Centres Ltd	10,466,130	18,081,110	18,081,110	23,087,748
Apollo Gleneagles Hospitals Ltd	46,149,329	49,690,339	43,757,263	54,645,070
Imperial Hospital and Research Centre Ltd	122,488,047	129,942,207	668,035	33,240,975
Samudra Healthcare Enterprises Ltd	247,554	16,500,300	10,573	753,573
Apollo Health and Lifestyle Ltd	-	3,345,609	3,345,609	3,598,906
Apollo Hospital (UK) Ltd	511,302	511,302	-	-
Apollo Gleneagles PET CT Private Ltd	2,426,944	2,546,315	2,335,821	2,335,821

v. Advances and deposits represent the advances recoverable in cash or in kind or for value to be realised. The amounts of these advances and deposits are considered good for which the company holds no security other than the personal security of the debtors.

26. Prior period income or expenditure during the year is Nil (Nil.).

27. The Company has a 26% stake in British American Hospitals Enterprise Limited and though the Company is entitled to exercise joint control in respect of certain operating and financial matters in terms of the shareholders agreement, on account of certain constraints, it is unable to exercise such joint control. The Company has representation in the Board. British American Hospitals Enterprise Limited has therefore been consolidated as an associate in accordance with Accounting Standard 23 on "Accounting for Investments in Associates in Consolidated Financial Statements.

28. Fringe Benefit Tax of the previous year included in current year accounts is Nil (Rs.7,72,000/-).

29. Power Generation

The Electricity charges incurred in respect of main hospital is net of Rs.7,461,095/- (Rs. 7,321,255/-) [units qualified KWH 1,492,219 (1,464,251)], being the rebate received from TNEB for Wind Electric Generators owned & run by the Company.

30. The company has been exempted by the Ministry of Corporate Affairs, vide Order No: 46/36/2008 CL-III, from publishing the quantitative particulars as per Para 3(ii)d of Part II of Schedule VI of the Companies Act, 1956 with respect to the total value of turnover, purchases, goods traded, sales, consumption of raw materials etc., for the financial year ended 31.03.2008 and hence the same is not disclosed for this financial year.

This exemption was not available in the previous year and the Company was required to disclose the details in respect of the items forming more than 10% of the total value of turnover for the financial year ended 31.03.2007 which is given below:

	Quantity (Nos.)	Value(Rs.)
Tablets		
Opening Stock	20,228,638	102,997,139
Purchase	247,002,485	1,257,650,127
Sales	256,517,431	1,549,560,502
Closing Stock	10,713,692	138,419,798

31. The Company has been exempted from publishing the financial statements for six of its subsidiaries which are required to be attached to the company's accounts, under Sec.212(1) of the Companies Act, 1956 for the financial year ended 31.03.2008.

32. In the process of acquiring Apollo Gleneagles Hospitals Limited (AGHL) in Kolkata , Apollo Hospitals Enterprise Limited had initially invested Rs.3 crores [Rs.0.5 crores towards equity and Rs.2.5 crores to discharge other liabilities of AGHL , erstwhile Duncan Gleneagles Hospital Limited (DGHL)] to acquire 50.26% holding in the DGHL (subsequently reduced to 49%,now increased to 50%). AGHL assigned an unsecured debt of Rs.17.6 crores existing in its books to Apollo Hospitals Enterprise Limited. As a measure of prudence, this amount is not recognized as an advance or investment in the books of Apollo Hospitals Enterprise Limited currently and will be accounted for as and when the amount(s) are received.

33. On review of the operations of setting up the Hospital in Noida, the Company has re-assigned the lease agreement between itself and the lessor to its associate, Indraprastha Medical Corporation Limited by extinguishing its rights and privileges in the original lease deed dated 27.10.2001.

34.Expenditure in Foreign Currency

PARTICULARS	For the year ended 31.03.2008 (Rs.)	For the year ended 31.03.2007 (Rs.)
a. CIF Value of Imports		
(i) Machinery and Equipment	271,231,230	199,980,611
(ii) Stores and Spares	23,208,952	17,049,587
(iii) Other Consumables	9,982,691	12,653,806
b. Investments	94,874,063	---
c. Expenditure		
(i) Travelling Expenses	14,270,731	18,083,313
(ii) Professional Charges	36,318,511	64,855,868
(iii) Subscription	681,910	434,135
(iv) Staff Welfare Expenses	1,279,375	438,586
(v) Advertisement	-	1,120,528
(vi) Transport Charges	-	1,115,310
(vii) Books and Periodicals	-	100,576
(viii) Office Maintenance Expenses	-	371,592
(ix) Project Expenses	217,132	83,900
(x) Rent	-	1,502,252
d. Dividends		
(i) Amount remitted during the year in foreign currency on account of dividends excluding the payment of dividends directly to the share-holder's Non-resident external bank account.	1,233,556	12,259,403
(ii) Non-Residents shareholders to whom remittance was made	239 (Nos.)	246 (Nos.)
(iii) Shares held by non-resident share-holders on which dividend was paid .	616,778 (Nos.)	2,724,303 (Nos.)
e. Interim Dividend		
(i) Amount remitted during the year in foreign currency on account of dividends excluding the payment of dividends directly to the share-holder's Non-resident external bank account.	Nil	1,917,819

(ii) Non-Residents shareholders to whom remittance was made.	-	243 (Nos.)
(iii) Shares held by non-resident share-holders on which dividend was paid	-	639,273 (Nos.)

35.Managerial Remuneration

PARTICULARS	31.03.2008 (Rs.)	31.03.2007 (Rs.)
Profit before Managerial Remuneration	1,571,739,349	1,447,552,893
Add: Provision for Bad debts	3,832,000	6,738,817
Add: Loss on sale of Assets and Investments	6,331,976	5,058,331
Add: Wealth Tax	899,376	706,659*
Less: Profit on sale of assets & investments	81,852,095	325,210,596
Divisible Profit to Managerial Remuneration	1,500,950,606	1,134,139,445
Chairman's Remuneration (5% of profits)	69,009,223	52,144,342
Managing Director's Remuneration (2% of profits)	27,603,689	20,857,737
Executive Director Finance (1.25% of profit)	17,252,306	13,036,086
Executive Director Operation (0.50% of profits)	6,900,922	5,214,434
Commission to Non Executive Directors	5,182,192	5,236,986

*Not considered for calculation of managerial remuneration in the previous year.

36. Earnings Per Share

Particulars	31.03.2008	31.03.2007
Profit before extraordinary items attributable to equity shareholders (Amount Rs.) (A1)	1,017,452,110	675,627,529
Weighted Average Equity shares outstanding during the year.(Nos) (B1)	54,669,810	50,969,016
Basic earnings per share before extra- ordinary item (A1/ B1)	18.61	13.26
Convertible Equity Warrants issued (C1)	3,099,157	1,550,000
Weighted Average Equity Shares outstanding for Diluted Earnings per Share. (Nos) (D1)	56,915,869	51,795,706
Diluted earnings per share before extra- ordinary item (A1/ D1)	17.88	13.04
Profit after extraordinary items attributable to equity shareholders (Amount Rs.) (A)	1,017,452,110	1,000,695,978
Weighted Average Equity shares outstanding during the year.(Nos) (B)	54,669,810	50,969,016
Basic earnings per share after extra- ordinary item(A/B)	18.61	19.63

Convertible Equity Warrants issued during the year (C)	3,099,157	1,550,000
Weighted Average No of Shares for Diluted Earnings per Share. (Nos) (D)	56,915,869	51,795,706
Diluted earnings per share after extra- ordinary item (A/ D)	17.88	19.32

37. Consumption of Materials

Particulars	2007-2008		2006-2007	
	Value(Rs.)	%	Value (Rs.)	%
Total Consumption of Materials	5,816,627,000	100.00	4,550,892,177	100.00
Indigenous Materials	5,783,682,063	99.43	4,524,691,868	99.42
Imported Materials	32,944,937	0.57	26,200,309	0.58

(Consumption relates to items used for medical services only.)

38. Audit Expenses

As Statutory Auditor

	31.03.2008(Rs.)	31.03.2007 (Rs.)
Audit Fees @	898,880	898,880
Tax Audit @	196,630	168,540
Other Services (* includes Certification Fees associated with GDR issue) @	433,710	6,213,437
Expenses	262,051	250,247
Total	**1,791,271**	**7,531,104**

@ Inclusive of service tax

39. In respect of the Income Tax claims of Rs. 2767.91 Lacs (Rs. 1,786.44 Lacs) by the Income Tax Department, the amount is under contest. Rs. 1400.91 Lacs has been adjusted by the Income Tax Department from the various amounts refundable to the Company.

40. National Saving Certificates shown under investments are pledged with the Chief Ration Officer, Government of Andhra Pradesh.

41. Increase in the Authorised Share Capital during the year is nil. However during the previous year 2006-07, there was an increase in the authorised share capital of Rs.150,000,000 comprising of 15,000,000 equity shares of Rs.10/- each.

42. The Company has no suppliers who fall into the category of Micro, Small and Medium Enterprises as defined in "The Micro, Small and Medium Enterprises Development Act, 2006". Hence there is no amount due to Micro, Small and Medium Enterprises for the financial year ended 31st March 2008 (Nil).

43. Figures of the current period and previous year have been rounded off to the nearest rupee.

44. Figures in brackets relate to the figures for the previous year.

45. Previous year figures have been regrouped and reclassified wherever necessary to conform with current years classification.

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600004

Place: Chennai
Date: 24th June 2008

S K Venkataraman
Chief Financial Officer & Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Cash Flow Statement

for the year ended 31st March 2008

	31.03.2008		31.03.2007	
	Rs.	Rs.	Rs.	Rs.
A Cash Flow from operating activities				
Net profit before tax and extraordinary items		1,450,973,208		1,031,231,847
Adjustment for:				
Depreciation	367,460,695		308,011,329	
Profit on sale of assets	(4,756)		-	
Profit on sale of investment	(81,847,339)		(142,147)	
Loss on sale of asset	1,283,976		5,051,831	
Interest paid	198,975,755		164,239,101	
Misc.Exp.written off	8,723,137		13,680,137	
Investment Written off	5,048,000		-	
Interest & Dividend received	(180,678,552)		(85,319,520)	
Provision for bad debts	3,832,000		6,738,817	
Bad debts Written off	34,934,216	357,727,132	56,060,873	468,320;421
Operating profit before working capital changes		1,808,700,339		1,499,552,268
Adjustment for:				
Trade or other receivables	(321,431,851)		(151,356,175)	
Inventories	(238,944,793)		(94,765,321)	
Trade payables	97,524,162		95,947,034	
Others	(577,193,387)	(1,040,045,870)	(275,777,986)	(425,952,448)
Cash generated from operations		768,654,470		1,073,599,820
Taxes paid (including Fringe Benefit Tax)		(475,704,375)		(423,448,739)
Adjustments for Misc.Exp.written off		(3,988,137)		(3,745,704)
Net cash from operating activities		288,961,958		646,405,377
B Cash flow from Investing activities				
Purchase of fixed assets		(1,870,390,321)		(1,240,516,712)
Sale of fixed assets		2,837,681		4,965,188
Purchase of investments		(15,736,458,111)		(811,904,698)
Sale of investments		11,982,750,826		521,324,977
Interest & Dividend received		180,678,552		85,319,520
Cash flow before extraordinary item				
Sale of Equity shares in The Lanka Hospitals Corporation Limited Sri Lanka		-		631,526,787
Net cash used in Investing activities		(5,440,581,372)		(809,284,938)

	31.03.2008 Rs.	31.03.2008 Rs.	31.03.2007 Rs.	31.03.2007 Rs.
C Cash flow from financing activities				
Proceeds from issue of equity shares		70,471,190		9,359,685
Proceeds from issue of share premium		4,094,022,687		303,394,189
Proceeds from issue of Equity Share warrants		77,099,995		68,595,250
Proceeds from long term borrowings		1,750,000,000		-
Proceeds from short term borrowings		2,101,362,556		1,000,000,000
Repayment of finance/lease liabilities		(2,239,330,029)		(394,072,598)
Dividend & interest paid		(300,469,340)		(544,756,031)
Net cash from financing activities		5,553,157,059		442,520,495
Net increase in cash and cash equivalents (A+B+C)		401,537,645		279,640,934
Cash and cash equivalents (opening balance)		644,035,217		364,394,283
Cash and cash equivalents (Closing balance)		1,045,572,862		644,035,217
Component of Cash and cash equivalents				
Cash on Hand		29,827,139		25,716,507
Balance with Banks		1,015,745,723		618,318,710

Notes:
1. Previous year figures have been regrouped wherever necessary
2. Figures in bracket represent outflow.

As per our report annexed

For and on behalf of the Board of Directors

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

S K Venkataraman
Chief Financial Officer &
Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Place: Chennai
Date:24th June 2008

AUDITORS' CERTIFICATE

We have examined the attached Cash Flow Statement of Apollo Hospitals Enterprise Limited for the year ended 31st March 2008. The statement has been prepared by the company in accordance with the requirements of Clause 32 of the Listing Agreement with the Stock Exchanges and is based on and in agreement with corresponding Profit & Loss Account and the Balance Sheet of the Company covered by our report of 24th June 2008 to the members of the company.

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner
Membership No. :22167

Place :Chennai
Date :24th June 2008

Balance Sheet Abstract

& Company's General Business Profile

Balance Sheet Abstract & Company's General Business Profile of the Company under Part IV to Schedule - VI of the Companies Act, 1956

I. Registration Details

Registration No.	08035	State Code	18
Balance Sheet Date	31032008		

II. Capital Raised during the year (Amount in Rs. Million)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	4341

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Millions)

Total Liabilities	16026.42	Total Assets	16026.42
Sources of Funds			
Paid up Capital	586.86	Reserves & Surplus	11793.52
Secured Loans	2921.95	Unsecured Loans	134.40
Deferred Tax Liability	589.69		
Application of Funds			
Net Fixed Assets	5951.78	Investments	7060.11
Net Current Assets	3011.46	Misc. Expenditure	3.07

IV. Performance of the Company (Amount in Rs. Millions)

Turnover	11238.14	Other Income	262.53
Total Expenditure	9682.23	Profit before Tax	+1450.97
		Profit After Tax	+1017.45
Dividend Rate %	60	Earnings Per Share (Basic) Rs.	18.61

V. Generic Names of three principle/product services of Company (as per monetary terms)

Item Code No.	NIL
Service Description	HOSPITAL

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600004

Place: Chennai
Date: 24th June 2008

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Financial Highlights

(Rs. in Million)

Year Ended	31st Mar 08	31st Mar 07	31st Mar 06	31st Mar 05	31st Mar 04
Balance Sheet					
Sources					
Share Capital	586.86	516.38	505.99	415.99	395.18
Reserve and Surplus	11,793.51	7,016.90	6,038.83	2862.21	2,071.56
Networth	12,377.30	7,525.48	6,527.08	3244.85	2,410.25
Loans	3,056.35	1,441.80	827.71	1367.55	1,563.89
Capital Employed	15,433.65	8,967.28	7,354.79	4612.40	3,974.14
Deferred Tax Liability	589.70	570.64	550.19	535.65	534.50
Applications					
Gross Block	8,300.10	6,435.85	5,213.00	4345.29	3,950.75
Accumulated Depreciation	2,348.32	1,982.88	1,682.52	1427.71	1,232.19
Less : Lease Adjustment	-	-	-	-	14.14
Net Block	5,951.78	4,452.97	3,530.48	2917.58	2,718.56
Investments	7,060.11	3,229.60	2,729.95	1062.67	909.70
Current Assets, Loans & Advances					
Inventory	790.89	551.95	457.18	371.25	332.23
Debtors	1,261.59	978.92	890.36	835.14	722.48
Cash & Bank	1,045.57	644.03	364.39	219.10	143.56
Loans & Advances	2,721.10	1,847.08	1,835.57	994.13	804.01
(A)	5,819.15	4,021.98	3,547.50	2419.62	2,002.28
Current Liabilities & Provisions					
Creditors	725.74	557.64	608.25	384.37	385.76
Other Liabilities	677.20	696.94	401.62	314.06	350.10
Provisions	1,404.75	912.05	893.08	553.39	386.04
(B)	2807.69	2,166.63	1,902.95	1251.82	1,121.90
Net Current Assets (A - B)	3,011.46	1,855.35	1,644.55	1167.80	880.38
Miscellaneous Expenditure	3.07	7.80	17.74	33.35	56.49

Financial Highlights

(Rs. in Million)

Year Ended	31st Mar 08		31st Mar 07		31st Mar 06		31st Mar 05		31st Mar04	
		%		%		%		%		%
PROFIT AND LOSS ACCOUNT										
Income	11,500.66		8,995.45		7,190.54		5,956.11		4,997.66	
Operative Expenses	6,207.34	53.97	4,901.83	54.49	3,905.90	54.32	3,186.49	53.50	2,641.85	52.86
Salaries and Wages	1,684.82	14.65	1,278.70	14.21	984.16	13.69	788.08	13.23	657.04	13.15
Administrative Expenses	1,582.37	13.76	1,297.76	14.43	927.68	12.90	762.76	12.86	657.55	13.16
Other Expenses	8.72	0.08	13.68	0.15	19.04	0.26	28.08	0.42	29.85	0.60
Operating Profit	2,017.41	17.54	1,503.48	16.71	1,353.76	18.83	1,190.70	20.00	1,011.37	20.24
Financial Expenses	198.98	1.73	164.24	1.83	117.50	1.63	155.95	2.62	191.61	3.83
Depreciation	367.46	3.19	308.01	3.42	261.33	3.63	226.43	3.80	210.60	4.21
Diminution in value of current investment	-	-	-	-	-	-	-	-	22.98	0.45
Provision for loss on Investment	-	-	-	-	-	-	21.36	0.36	-	-
Extraordinary Items	-	-	325.07	3.61	92.00	1.28	72.78	1.22	-	-
P B T	1,450.97	12.62	1,356.30	15.08	882.93	12.28	714.18	12.00	586.18	11.73
Tax - Current	381.12	3.31	288.16	3.20	252.92	3.52	221.19	3.71	129.11	2.58
Previous	13.27	0.12	33.48	0.37	-	-	-	-	-	-
Deferred	19.06	0.17	20.44	0.23	14.54	0.20	1.15	0.02	85.59	1.71
Fringe Benefit Tax	20.07	0.17	13.52	0.15	13.01	0.10	-	-	-	-
P A T	1,017.45	8.85	1,000.70	11.12	602.16	8.37	491.84	8.26	371.48	7.43
Dividend	352.11	-	258.18	-	227.69	-	166.39	-	138.32	-

Key Indicators

(Rs. in Million)

Year Ended	31st Mar 08	31st Mar 07	31st Mar 06	31st Mar 05	31st Mar 04
O P M%	17.54	16.71	18.83	20.00	20.24
N P M%	8.85	11.12	8.37	8.26	7.43
Collection Growth %	27.85	25.10	20.73	19.18	11.42
O P Growth%	14.15	21.82	18.17	17.73	10.80
Earnings Per Share (Rs.) (Basic)	18.61	19.63	12.53	12.12	9.40
R O I (PBIT / AV.CE)%	13.52	14.95	16.72	20.25	19.78
RONW%	10.22	9.84	12.32	17.39	16.18
Employee Cost to Collections %	14.65	14.21	13.69	13.23	13.15
Debt / Equity Ratio	0.25	0.19	0.13	0.42	0.65

Auditors' Report

To the Board of Directors of Apollo Hospitals Enterprise Limited on the Consolidated Financial Statements of Apollo Hospitals Enterprise Limited.

(i) We have examined the attached Consolidated Balance Sheet of Apollo Hospitals Enterprise Limited and its Subsidiaries, Associates and Joint Ventures as at 31st March 2008, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date annexed thereto.

(ii) These financial statements are the responsibility of the management of Apollo Hospitals Enterprise Limited. Our responsibility is to express an opinion on these financial statements based on our audit.

(iii) We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared in all material aspects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

(iv) The financial statements of Subsidiaries (AB Medical Centres Limited, Apollo Health and Lifestyle Limited, Samudra Healthcare Enterprises Limited, Imperial Hospitals and Research Centre Limited and Apollo Hospital (UK) Limited), Joint Ventures (Apollo Gleneagles Hospitals Limited, Apollo Gleneagles PET CT Private Limited, Apollo DKV Insurance Company Limited, Western Hospitals Corporation Private Limited and Apollo Hospitals International Limited) which in the aggregate represents total assets (net) as at 31st March 2008 of Rs. 2860.89 Millions (31.03.2007 : Rs.1275.33 Millions) and total revenues (net) for the year ended on that date of Rs.1755.12 Millions (31.03.2007 : Rs.1124.83 Millions) and of Associates (Indraprastha Medical Corporation Limited, Apollo Health Street Limited, British American Hospitals Enterprise Limited and Family Health Plan Limited) which reflect the Group's share of loss of Rs.82.81 Millions (31.03.2007 : Rs.54.88 Millions) for the year, and upto 31st March 2008 profit of Rs.917.96 Millions (31.03.2007 : Profit of Rs.285.46 Millions), have been audited by other auditors whose reports have been furnished to us, and our opinion:

a) Insofar as it relates to the amounts included in respect of the Subsidiaries, Joint Ventures and Associates is based solely on the report of the other independent auditors (in the case of Unique Home Health Care Limited audited by us).

(v) In the case of the Joint Venture, Universal Quality

Services LLC, Dubai, in the absence of any business activity, the effect of the operations has not been included in the Consolidated Financial Statements. The company is in the process of being liquidated after obtaining necessary statutory permissions. The whole of the amounts in the form of investments and advances have been written off in the books of Apollo Hospitals Enterprise Limited.

(vi) In the absence of any notification from the Central Government with respect to the Cess payable under Section 441(A) of the Companies Act, 1956, no Quantification is made. Hence, no opinion is given on cess unpaid or payable, as per the provisions of Section 227(i)(g) of the Companies Act, 1956.

(vii) We report that the Consolidated Financial Statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21, 'Consolidated Financial Statements', Accounting Standard 23, 'Accounting for Investment in Associates in Consolidated Financial Statements', Accounting Standard 27, 'Financial Reporting of Interests in Joint Ventures' issued by The Institute of Chartered Accountants of India.

(viii) In the case of Apollo Health Street Limited, an associate, as discussed more fully in Note 31(h) (iv) (b) of Schedule J of Consolidated Financial Statements, the Company has not recorded marked to market loss as at March 31st, 2008, on outstanding interest rates swaps executed by it overseas subsidiaries aggregating to Rs. 323,043,306/- as required by The Institute of Chartered Accountants of India's announcements on derivatives, since in the opinion of the management such swap instruments were executed to hedge interest rates movements and the loss as at the Balance Sheet is entirely notional. Accordingly, derivative expense and reported loss for the year is lower by Rs.323,043,306/- .

(ix) Based on our audit and on consideration of the reports of other independent auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, and subject to the clause (viii) referred above, we are of the opinion that the attached Consolidated Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) In the case of the Consolidated Balance Sheet, of the state of affairs of the group as at 31st March 2008;

(b) In the case of the Consolidated Profit and Loss Account of the results of operations of the group for the year ended on that date; and

(c) In the case of the Consolidated Cash Flow Statement, of the cash flows of the group for the year ended on that date.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore
Chennai – 600 004

Place: Chennai
Date: 24th June 2008

For **M/s. S Viswanathan**
Chartered Accountants

V.C. Krishnan
Partner
Membership No: 22167

Consolidated Balance Sheet

as at 31st March 2008

	Schedule	31.03.2008 Rs.	Rs.	31.03.2007 Rs.	Rs.
1 Sources of Funds					
(i) Shareholders' Funds					
(a) Share Capital	A	586,857,020		516,385,830	
(b) Preferential Issue of equity Share Warrants (Refer Clause 12 in Schedule J)		145,695,245		68,595,250	
(c) Reserves & Surplus	B	12,238,044,961		6,864,466,405	
			12,970,597,226		7,449,447,485
(d) Capital Reserve on Consolidation			22,586,642		91,400,126
(e) Minority Interest			338,391,620		341,763,000
(ii) Loan Funds					
(a) Secured Loans	C	5,023,835,684		3,271,257,330	
(b) Unsecured Loans	D	297,883,836	5,321,719,520	307,857,836	3,579,115,166
(iii) Deferred Tax Liability			613,147,525		594,014,080
Total			**19,266,442,533**		**12,055,739,857**
2 Application of Funds					
(i) Goodwill on Consolidation			236,799,124		245,624,409
(ii) Fixed Assets	F				
(a) Gross Block		11,711,965,793		8,343,003,302	
(b) Less: Depreciation		2,882,336,438		2,372,229,207	
(c) Net Block		8,829,629,355		5,970,774,095	
(d) Add: Capital work-in-Progress		711,351,205		1,844,756,189	
			9,540,980,560		7,815,530,284
(iii) Investments	G		6,241,969,918		2,230,340,162
(iv) Deferred Tax Asset			142,705,282		75,199,443
(v) Current Assets, Loans & Advances	H				
(a) Current Assets					
(i) Inventories		863,336,899		591,481,803	
(ii) Sundry Debtors		1,422,882,493		1,088,765,651	
(iii) Cash and Bank Balances		1,282,768,175		705,997,998	
(b) Loans & Advances		2,761,911,532		1,772,545,474	
		6,330,899,099		4,158,790,926	
Less					
(vi) Current Liabilities & Provisions	E				
(a) Current Liabilities		1,810,403,242		1,556,157,803	
(b) Provisions		1,419,578,207		921,392,564	
		3,229,981,449		2,477,550,367	
Net Current Assets			3,100,917,649		1,681,240,559
(vii) Miscellaneous Expenditure (to the extent not written off or adjusted)	I		3,070,000		7,805,000
Total			**19,266,442,533**		**12,055,739,857**

Schedules 'A' to 'I' and notes in schedule 'J' form part of this Balance sheet

as per our report annexed

For **M/s S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No. 22167)
17 Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004
Place: Chennai
Date: 24th June 2008

S K Venkataraman
Chief Financial Officer
& Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Consolidated Profit and Loss Account for the year ended 31st March 2008

	Schedule Rs.	31.03.2008 Rs.	31.03.2007
Income			
(a) Income from Operations		11,514,881,986	9,002,409,352
Add: Share of Joint Ventures		632,835,605	492,129,422
(b) Other Income	I	252,578,199	71,480,992
Total		12,400,295,790	9,566,019,766
Expenditure			
(a) Operative Expenses	II	6,529,899,770	5,098,117,378
(b) Payments to & Provisions for Employees	III	1,944,277,186	1,421,903,365
(c) Administration & Other Expenses	IV	1,814,653,734	1,426,889,253
(d) Financial Expenses	V	382,114,072	270,070,026
(e) Preliminary Expenses		15,463,071	15,513,780
(f) Defered Revenue Expenses		7,419,506	11,505,137
Total		10,693,827,339	8,243,998,939
Profit before Depreciation & Tax		1,706,468,450	1,322,020,827
Less : Depreciation		516,753,401	407,536,197
Profit before Extraordinary Item & Tax		1,189,715,049	914,484,630
Add: Extraordinary Item		-	309,787,818
Profit before Tax		1,189,715,049	1,224,272,448
Less : Fringe Benefit Tax		23,642,664	15,926,280
Less : Provision for Taxation-Current		385,123,933	290,462,803
Less : Income Tax paid relating to earlier years		13,585,259	33,478,170
Less : Deferred Tax Liability		19,337,818	34,102,824
Add : Deferred Tax Asset		(67,572,005)	(48,392,214)
Profit After Tax		815,597,379	898,694,585
Less :Minority Interest		(38,854,425)	-
Profit After Minority Interest		854,451,804	898,694,585
Add :Share in Associates		(82,816,743)	(54,884,261)
Profit After Share in Associates		771,635,061	953,578,846
Add :Surplus in Profit & Loss Account brought forward		532,187,132	26,116,089
Amount Available for Appropriations		1,303,822,193	979,694,935
Appropriations			
Interim Dividend		-	154,915,749
Final Dividend		352,114,212	103,277,166
Dividend Tax Payable		59,841,810	39,314,888
Transfer to General Reserve		250,000,000	150,000,000
Balance of Profit in Profit & Loss Account		641,866,171	532,187,132
Total		1,303,822,193	979,694,935
Earnings Per Share (Refer Clause 33 in Schedule (J))			
Before Extraordinary Item			
Basic Earnings Per Share of Face Value Rs.10/- (2006-2007- Rs.10/-) each		14.11	12.63
Diluted Earnings Per Share of Face Value Rs.10/-(2006-2007- Rs.10/-) each		13.56	12.43
After Extraordinary Item			
Basic Earnings Per Share of Face Value Rs.10/-(2006-2007- Rs.10/-) each		14.11	18.71
Diluted Earnings Per Share of Face Value Rs.10/-(2006-2007- Rs.10/-) each		13.56	18.41

Schedules 'I' to 'V' and notes in Schedule 'J' form part of this Profit and Loss Account

as per our report annexed

For **M/s S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No. 22167)
17 Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004
Place: Chennai
Date: 24th June 2008

S K Venkataraman
Chief Financial Officer
& Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Schedules to Consolidated Balance Sheet

	31.03.2008 Rs.	31.03.2008 Rs.	31.03.2007 Rs.	31.03.2007 Rs.
Schedule - A				
Share Capital				
Authorised				
(a) 75,000,000 equity shares of Rs.10/- each (2006-07:75,000,000 equity shares of Rs.10/- each)	750,000,000		750,000,000	
(b) 1,000,000 - Preference Shares of Rs.100/- each (2006-07:Preference Shares of Rs.100/- each)	100,000,000	**850,000,000**	100,000,000	**850,000,000**
Issued				
a) 58,952,211 equity shares of Rs.10/- each (2006-07 : 51,905,092 equity shares of Rs.10/- each)		**589,522,110**		**519,050,920**
Subscribed and Paid up*				
b) 58,685,702 equity shares of Rs. 10/-each (2006-07 : 51,638,583 equity shares of Rs.10/- each)		**586,857,020**		**516,385,830**

*(a) Includes 918,298 equity shares allotted on conversion of first 2 years interest on debentures, 20% on the face value of debentures and 20,812,231 shares allotted to the shareholders of Amalgamated Companies for consideration

(b) Includes 1,039,965 equity shares allotted during the year 2006-07 on conversion of equity share warrants issued on preferential basis during the year 2005-06

(c) Includes 2,079,930 equity shares allotted on preferential basis during the year 2004-05

(d) Includes 7,047,119 shares allotted to Apax Mauritius FDI One Limited during the year on preferential basis

(e) Includes 9,000,000 underlying equity shares, representing 9,000,000 Global Depository Receipts issued during the year 2005-06

	31.03.2008		31.03.2007	
	Rs.	Rs.	Rs.	Rs.
Schedule - B				
Reserves and Surplus				
a. Capital Reserve				
(i) Capital Reserve		17,846,142		17,846,142
(ii) Profit on Forfeited Shares		414,120		414,120
b. Capital Fund	2,522,250		2,480,250	
Add: Membership Fees received during the year	91,500	2,613,750	42,000	2,522,250
c. Capital Redemption Reserve	60,022,900		60,022,900	
Add: Transfer during the Year	-	60,022,900	-	60,022,900
d. Share Premium	4,970,747,950		4,633,643,295	
(i) Add : Received from preferential issue of equity shares to Apax Mauritius FDI One Limited	4,193,529,104		-	
(ii) Less : Expenses incurred on preferential issue of equity shares to Apax Mauritius FDI One Limited	99,506,417		-	
(iii) Money received on preferential issue of equity share warrants	-		337,104,655	
(iv) Share Premium from Group Companies	77,969,998	9,142,740,635	77,969,998	5,048,717,948
e. General Reserve	722,643,566		572,643,566	
(i) Add: Transfer during the year	250,000,000		150,000,000	
(ii)Add: Transfer from Debenture Redemption Reserve	276,385,710		-	
(iii) Add: Share of Associates	887,640,366		172,327,362	
(iv) Add: Share of Profits / (Loss) Subsidiaries	124,714,138		999,608	
(v) Add: Profit from Joint Venture	103,294,078	2,364,677,858	22,550,115	918,520,651
f. Foreign Currency Translation Reserve		50,133		36,300
g. Other Reserves				
(i) Investment Allowance Reserve		7,626,657		7,626,657
(ii) Foreign Exchange Fluctuation Reserve		186,595		186,595
(iii) Debenture Redemption Reserve #	276,385,710		276,385,710	
Less : Transfer to General Reserve	276,385,710	-	-	276,385,710
(iv) Profit and Loss Account		641,866,171		532,187,132
Total		**12,238,044,961**		**6,864,466,405**

Refer Clause 22 of Schedule (J)

	31.03.2008		31.03.2007	
	Rs.	Rs.	Rs.	Rs.
Schedule - C				
Secured Loans				
A Non-Convertible Debentures				
(i) 10.80% Debentures		-		85,000,000
(ii) 8.57% Debentures		-		68,000,000
B Loans and Advances from Banks				
(i) Cash Credit		182,053,848		20,691,292
(ii) Jammu & Kashmir Bank		270,085,813		269,712,058
(iii) Kotak Mahindra Primus Ltd		6,783		99,232
(iv) BOBK(ECB) - Short Term Loan		28,457,000		67,859,000
(v) Bank of India	1,000,000,000		-	
(vi) H D F C Bank	-		25,000,000	
(vii) Indian Bank	1,000,000,000		1,022,026,029	
(viii) Canara Bank	750,000,000		-	
Add : Interest accrued and due	11,441,575	2,761,441,575	8,929,658	1,055,955,687
(ix) Hire purchase Loans		237,449		672,258
(x) Canara Bank		387,648,253		370,864,605
(xi) Indian Overseas Bank		227,000,000		182,000,000
		3,856,930,721		**2,120,854,132**
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		1,166,904,963		1,150,403,198
Total		**5,023,835,684**		**3,271,257,330**
Refer clause 7 & 8 of Schedule J for details & security				
Schedule - D				
Unsecured Loans				
(i) Fixed Deposits				
(a) Others		135,388,000		145,362,000
(ii) Short Term Loans & Advances				
(a) Directors		175,000		175,000
		135,563,000		**145,537,000**
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		162,320,836		162,320,836
Total		**297,883,836**		**307,857,836**

		31.03.2008		31.03.2007
	Rs.	Rs.	Rs.	Rs.
Schedule - E				
Current Liabilities & Provisions				
(A) Current Liabilities				
(a) Acceptances		200,454,205		271,039,609
(b) Sundry Creditors *				
(i) For goods	530,471,229		403,393,914	
(ii) For Expenses	198,216,233		109,567,928	
(iii) For Capital Goods	49,743,915		90,969,949	
(iv) For others	81,183,801		70,612,267	
		859,615,177		674,544,058
(c) Advances				
(i) Inpatient deposits	72,901,626		59,092,178	
(ii) Rent	48,140,923		64,151,600	
(iii) Others	5,702,452		5,323,353	
		126,745,001		128,567,131
(d) Unpaid dividend		13,673,834		12,211,605
(e) Unpaid Interim dividend		-		12,995,850
(f) Unpaid deposits		6,939,000		10,648,904
(g) Other liabilities				
(i) Tax Deducted at source	71,773,871		46,807,582	
(ii) Retention money on capital contracts	- 5,718,411		- 11,525,743	
(iii) Outstanding expenses	291,482,228		227,283,568	
		368,974,510		285,616,893
Interest accrued but not due		7,391,496		8,119,832
		1,583,793,223		**1,403,743,882**
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		226,610,019		152,413,921
		1,810,403,242		**1,556,157,803**
(B) Provisions				
(a) For Taxation	990,553,043		784,950,434	
(b) For Dividend	352,114,212		103,277,166	
(c) Bonus	66,175,920		23,207,665	
(d) Staff benefits	5,949,893		6,550,351	
		1,414,793,068		917,985,616
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		4,785,139		3,406,948
		1,419,578,207		**921,392,564**
Total		**3,229,981,449**		**2,477,550,367**

* Refer clause 40 of schedule J

Schedule - F
Fixed Assets

Sl. No	Description	Gross Block				Depreciation Block					Net Block	
		As on 01.04.2007	Additions	Deletions	As on 31.03.2008	As on 01.04.2007	For the year	Deletions	Impairment	As on 31.03.2008	As on 31.03.2008	As on 31.03.2007
1	Land*	540,303,602	544,249,259	-	1,084,552,861	-	-	-	-	-	1,084,552,861	540,303,602
2	Building	1,099,616,642	909,443,472	-	2,009,060,114	175,372,379	33,264,237	-	-	208,636,616	1,800,423,498	924,244,263
3	Leasehold Building**	215,754,510	11,055,845	-	226,810,355	40,128,402	11,061,348	-	-	51,189,750	175,620,605	175,626,108
4	Medical Equipment & Surgical Instruments	2,935,282,129	1,184,886,154	1,428,984	4,118,739,299	1,157,099,687	238,353,500	612,758	-	1,394,840,429	2,723,898,870	1,778,182,442
5	Electrical Installation & Generators	485,553,112	81,837,077	-	567,390,189	184,928,521	25,466,544	-	-	210,395,065	356,995,124	300,624,591
6	Airconditioning Plant& Airconditioners	164,398,959	15,489,081	191,065	179,696,975	61,232,834	7,553,615	54,117	-	68,732,332	110,964,643	103,166,125
7	Office Equipment	395,573,003	70,692,391	538,539	465,726,855	179,087,364	41,783,818	206,974	-	220,664,209	245,062,647	216,485,639
8	Furniture & Fixtures	464,511,978	238,463,357	2,077,518	700,897,817	181,010,452	42,722,892	61,552	-	223,671,792	477,226,025	283,501,526
9	Fire Fighting equipment	14,391,750	274,395	-	14,666,145	2,992,256	731,222	-	-	3,723,478	10,942,667	11,399,494
10	Library	175,520	-	-	175,520	175,520	-	-	-	175,520	-	-
11	Boilers	1,588,465	281,250	-	1,869,715	892,756	53,938	-	-	946,694	923,021	695,709
12	Kitchen equipment	23,420,332	10,335,580	-	33,755,912	5,613,443	1,791,036	-	-	7,404,479	26,351,433	17,806,889
13	Refrigerators	15,687,680	4,164,711	69,696	19,782,695	3,442,761	833,217	3,280	-	4,272,698	15,509,997	12,244,919
14	Vehicles	138,026,606	36,568,471	2,689,916	171,905,161	48,668,612	13,179,017	1,781,290	-	60,066,339	111,838,822	89,357,994
15	Wind electric generator	26,849,994	-	-	26,849,994	6,774,077	1,771,750	-	-	8,545,827	18,304,167	20,075,917
	INTANGIBLE ASSETS											
1	Software	279,206	2,967,038	-	3,246,244	32,518	875,769	-	-	908,287	2,337,957	246,688
2	Trademark and concepts rights	29,100,190	-	-	29,100,190	5,587,216				5,587,216	23,512,974	23,512,974
	Total	**6,550,513,678**	**3,110,708,081**	**6,995,718**	**9,654,226,041**	**2,053,038,798**	**419,441,903**	**2,719,971**	-	**2,469,760,731**	**7,184,465,311**	**4,497,474,880**
	Less : Depreciaton Written Back					277,481				277,481	277,481	277,481
	Total	**6,550,513,678**	**3,110,708,081**	**6,995,718**	**9,654,226,041**	**2,052,761,317**	**419,441,903**	**2,719,971**	-	**2,469,483,250**	**7,184,742,792**	**4,497,752,361**
	Share of Joint Ventures #	1,792,489,624	274,681,088	9,430,960	2,057,739,752	308,990,463	97,311,498	7,537,239	14,088,466	412,853,188	1,644,886,564	1,483,499,161
	Total	**8,343,003,302**	**3,385,389,169**	**16,426,678**	**11,711,965,793**	**2,361,751,780**	**516,753,401**	**10,257,210**	**14,088,466**	**2,882,336,438**	**8,829,629,355**	**5,981,251,522**
	Previous Year	7,354,872,170	1,024,523,872	36,392,740	8,343,003,302	1,975,226,439	407,536,197	24,664,762	14,131,333	2,372,229,207	5,970,774,095	5,379,645,731
	Capital work in Progress ##										711,351,205	
	Previous Year										1,844,756,189	

* Refer clause 3F(b) of schedule J * * Refer clause 3D (v) of schedule J #Refer Clause 2(C) (2) of Schedule J

	Face Value Rs.	31.03.2008 No of Equity Shares/Units	31.03.2008 Total Rs.	31.03.2007 No of Equity Shares/Units	31.03.2007 Total Rs.
Schedule - G					
Investments					
Investment in Government Securities					
Current Investments (lower of cost and market value)					
A) Unquoted					
National Savings Certificate			200,800		189,800
Trade Investments					
Long Term Investments (at cost)					
A) Quoted					
i)Associates					
1) Indraprastha Medical Corporation Limited Market Value as on 31.03.2008 Rs. 31.00 Per share (Goodwill on acquisition = Rs.94,542,548/- ; 31-03-07 Rs.88,036,696)	10	16,728,690	226,853,208	16,457,990	239,672,234
B) Unquoted					
i) Associates					
British American Hospitals Enterprise Ltd (241,612 Shares purchased during the year)(Goodwill on acquisition =Rs.650,266/- ; 31-03-07 Nil)	100MUR	241,612	31,253,657	-	-
ii) Others					
(i) Pinakini Hospitals Limited	10	161,440	1,224,200	161,440	1,224,200
(ii) Kurnool Hospitals Enterprises Limited	10	157,500	1,732,500	157,500	1,732,500
Non Trade Investments					
Long Term Investments (at cost)					
(A) Quoted					
(i) Debentures of CITICORP Finance (india) Limited ("Company") CFIL NCD Series 214Non-Convertible Redeemable Debentures-Market Value as on 31.03.2008 Rs .956,300/- Per unit (250 units purchased during the year)	1,000,000	250	250,000,000	-	-
(ii) The Karur Vysya Bank Ltd Market Value as on 31.03.2008 Rs.334.20/- Per unit (Purchased 3,500 Shares during the year)	10	6,537	1,940,243	3,037	687,630
(iii) Cholamandalam DBS Finance Ltd Market Value as on 31.03.2008 Rs.161.15/- Per unit	10	1,000	156,068	1,000	156,068
(iv) K S Oils Limited Market Value as on 31.03.2008 Rs .67.15/- Per unit (Sold 996 Shares during the year)	10	-	-	996	173,126
C/f			**513,360,676**		**243,835,558**

	Face Value Rs.	31.03.2008 No of Equity Shares/Units	31.03.2008 Total Rs.	31.03.2007 No of Equity Shares/Units	31.03.2007 Total Rs.
	B/f		**513,360,676**		**243,835,558**
(v) Carol Info Services Limited Market Value as on 31.03.2008 Rs .46.85/- Per unit (Purchased 10,000 Shares and sold 5,000 shares during the year)	10	5,000	300,068	-	-
(B) Unquoted					
(i) Associates					
(i) Family Health Plan Limited (Capital reserve on consolidation = Rs.4,245,685/- 31-03-07 Rs.4,245,685/-)	10	490,000	20,157,318	490,000	19,598,820
(ii)* * Apollo Health Street Limited (Goodwill on acquisition=Rs.1,062,665,504/- : Rs.31.03.2007 Rs.166,231,938/-)	10	11,181,360	2,106,415,704	7,181,360	474,807,410
(ii) Others					
Sunrise medicare private limited	10	250,000	2,500,000	250,000	2,500,000
Current Investment (lower of cost and market value)					
A. Unquoted					
i) Others - Portfolio Management scheme:					
Sundaram BNP Paribas AML - A/c PMS		-	509,750,122	-	-
ii) Others - Mutual Fund					
(1) Kotak FMP Series XIV - Growth (30,000,000 units sold during the year)	10	-	-	30,000,000	300,000,000
(2) Kotak FMP Series XXI - Growth (25,000,000 units sold during the year)	10	-	-	25,000,000	250,000,000
(3) Kotak FMP Series 13 - Growth (10,000,000 units sold during the year)	10	-	-	10,000,000	100,000,000
(4) Birla FTP Series E - Growth (25,000,000 units sold during the year)	10	-	-	25,000,000	250,000,000
(5) RIF - Retail Plan - Growth Plan (1,943,846 units sold during the year)	10	-	-	1,943,846	20,172,264
(6) Kotak FMP 3M Series 8 (28,000,000 units sold during the year)	10	-	-	28,000,000	280,000,000
(7) Reliance Income Fund Retail Plan - Growth Plan - Growth Option (Growth) Net Asset Value as on 31.03.2008 Rs .25.5116/- Per unit	10	30,231	700,260	30,231	700,260
(8) Lotus India liquid plus fund IP Growth Net Asset Value as on 31.03.2007 Rs .10.000 Per unit (144,091.007 units cumulated during the year and 10,209,440.747units sold during the year)	10	-	-	10,065,349	100,653,497
	C/f		**3,153,184,148**		**2,042,267,809**

	Face Value Rs.	31.03.2008 No of Equity Shares/Units	31.03.2008 Total Rs.	31.03.2007 No of Equity Shares/Units	31.03.2007 Total Rs.
	B/f		3,153,184,148		2,042,267,809
(9) Reliance Fixed Time Horizon Fund VII-series 5 Institutional Dividend plan Net Asset Value as on 31.03.2008 Rs .10.0159 Per unit (75,000,000 units purchased during the year)	10	75,000,000	750,000,000	-	-
(10) Kotak FMP 13M series 4 Institutional Growth Net Asset Value as on 31.03.2008 Rs .10.000 Per unit (25,000,000 units purchased during the year)	10	25,000,000	250,000,000	-	-
(11) HDFC-FMP 370D Mar 2008(Vii)(2)Whole sale plan Growth Payout option Net Asset Value as on 31.03.2008 Rs .10.0000 Per unit (50,000,000 units purchased during the year)	10	50,000,000	500,000,000	-	-
(12) Canara Robeco Fixed Maturity Institutional Growth- Plan 2 (13 Months) Net Asset Value as on 31.03.2008 Rs .10.0283 Per unit (25,000,000 units purchased during the year)	10	25,000,000	250,000,000	-	-
(13) HDFC Short term Plan Dividend Reinvestment Net Asset Value as on 31.03.2008 Rs .10.3428 Per unit (158,291,229 units purchased during the year. 2,571,250 units cumulated during the year 129,690,780 units sold during the year.)	10	31,171,699	322,331,780	-	-
(14) AIG Short term Fund Institutional Monthly Dividend Net Asset Value as on 31.03.2008 Rs.1003.6443 Per unit (749,849 units purchased during the year)	1,000	749,849	750,971,848	-	-
(15) HDFC Cash Management Fund- Savings Plan - Daily Dividend Reinvestment (123,867,097 units purchased during the year, 27,491.15 units cumulated during the year and 123,894,589.04 units sold during the year)		-	-	-	-
(16) Templeton Short Term Income Retail Plan Weekly Dividend (921,609.21 units purchased during the year, the year and 940,282.49 units sold during the year 18,673.28 units cumulated during the year and 940,282.49 units sold during the year)		-	-	-	-
(17) Templeton Short Term Income Plan Institutional - Weekly Dividend (305,600.21 units purchased during the year, 4,661.97 units cumulated during the year and 310,262.18 units sold during the year)		-	-	-	-
(18) Templeton Floating Rate Income Fund Long Term Plan Super Institutional Option- Daily Dividend Reinvestment) (30,796,443.91 units purchased during the year, 44,660.36 units cumulated during the year & 30,841,104.26 units sold during the year)		-	-	-	-
	C/f		5,976,487,776		2,042,267,809

	Face Value Rs.	31.03.2008 No of Equity Shares/Units	31.03.2008 Total Rs.	31.03.2007 No of Equity Shares/Units	31.03.2007 Total Rs.
	C/f		**5,976,487,776**		**2,042,267,809**
(19) Templeton Treasury Management Account Super Institutional Plan- Daily Dividend Reinvestment (2,064,483.88 units purchased during the year, 3,286.98 units cumulated during the year and 2,067,770.86 units sold during the year)		-	-	-	-
(20) Kotak Flexi Debt Scheme Daily Dividend (43,281,575.81 units purchased during the year, 71,231.42 units cumulated during the year and 43,352,815.23 units sold during the year)		-	-	-	-
(21) Reliance Liquidity Fund Daily Dividend Reinvestment Option (139,956,613.450 units purchased during the year, 627,505.601 units cumulated during the year and 140,584,119 units sold during the year)		-	-	-	-
(22) Standard Chartered Arbitrage Fund Plan B Dividend (96,496,222.173 units purchased during the year and 96,496,222.173 units sold during the year		-	-	-	-
(23) Standard Chartered Grindlays Floating Rate Fund-Long term Institutional Plan B- Daily Dividend (139,923,042.327 units purchased during the year, 243,483.107 units cumulatedduring the year and 140,166,525.434 units sold during the year)		-	-	-	-
4. Advance for Investments in shares for various projects under construction			151,282,377		160,572,353
			6,127,770,153		**2,202,840,162**
Add: Share of joint Ventures Refer Clause 2(C) (2) of Schedule J			114,199,765		27,500,000
Total			**6,241,969,918**		**2,230,340,162**
Aggregate amount of quoted investments			479,249,587		239,672,234
Market value Rs.757,664,390/- (31.03.2007 : Rs.463,292,418/-)					
Aggregate amount of unquoted investments			5,611,437,954		1,830,095,575
Advance for investment in shares for various projects under construction			151,282,377		160,572,353
Total			**6,241,969,918**		**2,230,340,162**

* MUR - Mauritius Rupee

	31.03.2008		31.03.2007	
	Rs.	Rs.	Rs.	Rs.
Schedule - H				
Current Assets, Loans & Advances				
A. Current Assets				
(a) Inventories (at cost)				
(i) Medicines	612,218,905		384,586,310	
(ii) Stores, spares	27,706,869		29,260,997	
(iii) Lab Materials	13,981,857		13,017,539	
(iv) Surgical Instruments	84,525,015		71,800,709	
(v) Other Consumables	100,058,580		71,053,586	
		838,491,226		569,719,141
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		24,845,673		21,762,662
		863,336,899		591,481,803
(As taken, certified, and valued by management)				
(b) Sundry Debtors				
Refer clause 23 of schedule J				
(i) Debtors Outstanding for a period exceeding six months	328,799,700		263,189,177	
(ii) Others	1,006,632,355		778,595,820	
Less : Provision for bad debt	8,117,000		14,347,890	
		1,327,315,055		1,027,437,107
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		95,567,439		61,328,544
		1,422,882,493		1,088,765,651
(c) Cash and Bank Balances				
(i) Cash on hand	31,654,272		26,573,560	
(ii) In current A/c with scheduled banks	825,460,834		450,470,946	
(iii) Balance with non scheduled bank	16,175,051		3,216,618	
(iv) In Deposit A/c with scheduled banks	209,227,514		191,510,477	
		1,082,517,671		671,771,601
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		200,250,504		34,226,397
		1,282,768,175		705,997,998
B. Loans and Advances				
Refer clause 23 of schedule J				
(a) Advances				
(a) For capital items	41,965,489		31,661,460	
(b) To suppliers	87,546,836		28,995,520	
(c) Others advances	897,672,282		439,129,185	
(d) Staff advances	22,094,716		12,382,942	
		1,049,279,323		512,169,107
(b) Advance tax		862,817,268		754,804,036
(c) Deposits				
(a) With Government	39,646,990		36,968,250	
(b) With others	397,127,567		200,116,308	
		436,774,557		237,084,558
(d) Prepaid expenses		51,989,457		52,994,107
(e) Rent receivables		1,678,164		3,408,671
(f) Service charges receivables		10,629,087		6,794,840
(g) Tax deducted at source		288,760,864		165,317,621
(h) Franchise Fees Receivable		3,058,699		1,267,721
(i) Royalty receivable		-		-
		2,704,987,419		1,733,840,662
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		56,924,113		38,704,812
		2,761,911,532		1,772,545,474
Total		**6,330,899,099**		**4,158,790,925**
Schedule - I				
Miscellaneous Expenditure				
(To the extent not written off or adjusted)				
(a) Deferred Revenue Expenditure		720,000		3,280,000
(b) Preliminary Expenditure		2,350,000		4,525,000
Total		**3,070,000**		**7,805,000**

Schedules to Consolidated Profit & Loss Account

	31.03.2008		31.03.2007	
	Rs.	Rs.	Rs.	Rs.
Schedule - I				
Other Income				
(a) Interest earned		21,121,823		9,929,824
(b) Dividend		78,889,744		23,426,371
(c) Income from Treasury operations		58,206,276		35,905,535
(d) Profit on sale of Investment		82,703,618		-
(e) Profit on sale of Asset		-		-
		240,921,461		**69,261,730**
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		11,656,738		2,219,262
Total		**252,578,199**		**71,480,992**
Schedule - II				
Operative Expenses **Materials Consumed**				
(a) Opening stock	530,804,248		413,048,873	
Add :Purchases	6,107,709,758		4,666,088,920	
Customs Duty	4,706,650		2,018,125	
Freight Charges	7,415,748		4,566,923	
	6,650,636,404		5,085,722,841	
Less :Closing stock	800,502,314		518,638,343	
		5,850,134,090		4,567,084,498
(b) Fees to Consultants		423,342		712,500
(c) Power & Fuel		262,526,818		227,763,676
(d) House Keeping expenses		148,414,616		105,728,908
(e) Water charges		25,598,986		24,323,471
		6,287,097,852		**4,925,613,053**
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		242,801,918		172,504,325
Total		**6,529,899,770**		**5,098,117,378**
Schedule - III				
Payments to and Provisions for Employees				
(a) Salaries& Wages		1,524,242,549		1,101,142,001
(b) Contribution to Provident Fund		79,498,441		55,014,099
(c) ESI		8,447,878		5,214,124
(d) Provision on retirement obligation		2,825,312		21,388,238
(e) Staff Welfare expenses		117,837,130		85,140,849
(f) Staff Education & Training		13,260,018		12,179,534
(g) Bonus		66,175,920		29,775,334
Total		**1,812,287,248**		**1,309,854,179**
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		131,989,938		112,049,186
Total		**1,944,277,186**		**1,421,903,365**

	Rs.	31.03.2008 Rs.	Rs.	31.03.2007 Rs.
Schedule - IV				
Administrative & Other Expenses				
(a) Rent		362,441,012		247,541,650
(b) Rates & Taxes		43,093,042		35,935,574
(c) Printing & Stationery		114,412,549		96,603,042
(d) Postage& Telegram		10,315,133		8,947,268
(e) Insurance		31,921,176		23,487,396
(f) Directors Sitting Fees		2,220,000		1,894,000
(g) Advertisement, Publicity & Marketing		163,987,870		102,666,037
(h) Travelling & Conveyance		145,503,326		127,079,139
(i) Subscriptions		3,807,547		3,220,798
(j) Security charges		31,556,265		22,472,002
(k) Legal & professional fees		87,020,678		132,999,143
(l) Continuing Medical Education & Hospitality Expenses		2,200,787		4,781,630
(m) Hiring charges		8,538,080		6,234,290
(n) Seminar expenses		1,207,374		1,296,008
(o) Audio & Video Charges		19,129,412		15,106,720
(p) Telephone expenses		56,237,305		44,454,609
(q) Books & Periodicals		3,376,347		3,693,676
(r) Miscellaneous Expenses		48,348,429		21,016,165
(s) Investment written off		5,048,000		-
(s) Bad Debts Written off		37,465,861		59,622,456
(t) Provision for bad debts		3,832,000		6,738,817
(u) Donations		4,729,324		2,598,738
(v) Royalty		572,295		767,688
(w) Repairs & Maintenance to				
(i) Building	108,889,297		95,378,522	
(ii) Equipment	144,749,666		130,373,285	
(iii) Vehicles	14,210,389		11,724,407	
(iv) Office maintenance & others	64,805,461	332,654,813	49,218,317	286,694,531
(x) Loss on sale of assets		1,231,001		5,190,273
(y) Loss on sale of investment		-		6,500
(z)Outsourcing Expenses		107,719,515		54,417,299
Total		**1,628,569,139**		**1,315,465,449**
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		186,084,595		111,423,804
		1,814,653,734		**1,426,889,253**
Schedule - V				
Financial Expenses				
(a) Interest on				
i. Fixed Loans	211,300,672		117,698,309	
ii. Fixed Deposits	12,590,752		8,747,742	
iii.Debentures	2,730,191		19,611,255	
		226,621,615		146,057,306
(b) Bank charges		24,308,139		13,499,857
(c) Brokerage & commission		4,250,406		5,281,276
		255,180,160		**164,838,439**
Add: Share of Joint Ventures Refer Clause 2(C) (2) of Schedule J		126,933,912		105,231,587
Total		**382,114,072**		**270,070,026**

Notes Forming part of the Accounts

Schedule (J)

Accounting Policies & Notes Forming Part of Consolidated Accounts of Apollo Hospitals Enterprise Limited, its Subsidiaries, Associates and Joint Ventures.

1. BASIS OF ACCOUNTING

The financial statements are prepared under the historical cost convention under accrual method of accounting and as a going concern, in accordance with the Generally Accepted Accounting Principles (GAAP) prevalent in India and the Mandatory Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI) and according to the provisions of the Companies Act, 1956.

Apollo DKV Insurance Company Limited

The financial statements have been prepared in accordance with generally accepted accounting principles and practices followed in India and conform to the statutory requirements of Insurance Act 1938, Insurance Regulatory and Development Authority Act 1999, Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor's Report of Insurance Companies) Regulations 2002, orders and directions issued by Insurance Regulatory and Development Authority (IRDA) in this regard, the Companies Act, 1956 and the accounting standards issued by the Institute of Chartered Accountants of India (ICAI) to the extent applicable. The financial statements have been prepared on historical cost convention and on accrual basis as a going concern.

Apollo Hospital (UK) Limited

The financial statements have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). Suitable accounting policies are selected and applied consistently and judgements and estimates made are reasonable and prudent. The financial statements have been prepared on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

2. BASIS OF CONSOLIDATION

Apollo Hospitals Enterprise Limited

The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21-'Consolidated Financial Statements', Accounting Standard 23-'Accounting for Investment in Associates in Consolidated Financial Statements' and Accounting Standard 27-'Financial Reporting of Interests in Joint Ventures', issued by the Institute of Chartered Accountants of India (ICAI).

A. Investment in Subsidiaries

1.The Subsidiary Companies considered for the purpose of consolidation are:

Name of the Subsidiary	Country of Incorporation	Percentage of holding as on 31.03.2008	Percentage of holding as on 31.03.2007
Unique Home Health Care Limited	India	100.00	100.00
AB Medical Centres Limited	India	100.00	100.00
Apollo Health and Lifestyle Limited	India	87.00	100.00
Samudra Healthcare Enterprises Limited	India	100.00	100.00
Imperial Hospital & Research Centre Limited *	India	51.00	51.00
Apollo Hospital (UK) Limited	United Kingdom	100.00	100.00

* Formerly Imperial Cancer Hospital & Research Centre Limited

2. Financial Statements of all the subsidiaries have been drawn upto 31st March 2008.
3. Minority Interest consists of their share in the net assets of the subsidiaries, as on the date of Balance Sheet.
4. The amount of Deferred Revenue Expenditure (attributable to the Holding Company) not written off at the end of the financial year immediately preceding the date of acquisition of the Subsidiary Company has been duly adjusted and the amount appearing as deferred revenue expenditure in the Balance Sheet are those pertaining to the post acquisition period.

B. Investment in Associates

1.The Associate Companies considered in the Consolidated Financial Statements are:

Name of the Associate Company	Country of Incorporation	Proportion of Ownership interest (%) as on 31.03.2008	Proportion of Ownership interest (%) as on 31.03.2007
Indraprastha Medical Corporation Limited *	India	18.25*	17.95
Family Health Plan Limited	India	49.00	49.00
Apollo Health Street Limited	India	45.51**	46.43
British American Hospitals Enterprise Limited	Mauritius	26.00	-

* Apollo Hospitals Enterprise Limited directly holds 16.10% in Indraprastha Medical Corporation Ltd and a further 2.15% through its wholly owned subsidiary Unique Home Health Care Ltd.

** Apollo Hospitals Enterprise Limited directly holds 44.38 % in Apollo Health Street Limited (formerly Apollo Health Street Private Limited) and a further 1.13% through its wholly owned subsidiary Unique Home Health Care Ltd.

2. The financial statements of all associates are drawn upto 31st March 2008 except in the case of British American Hospitals Enterprise Limited, which is drawn upto 31st December 2007.The effect of significant events or transactions between the Company and British American Hospitals Enterprise Limited that occurred between the date of the associate's financial statements and the Company's consolidated finanacial statements has been considered in the preparation of consolidated financial statements in accordance with 'Accounting Standard 23 Accounting for Investment in Associates' issued by the Institute of Chartered Accountants of India.

C. Interests in Joint Ventures:

1.The following are jointly controlled entities.

Name of the Company	Country of Incorporation	Proportion of Ownership interest (%) as on 31.03.2008	Proportion of Ownership interest (%) as on 31.03.2007
Apollo Gleneagles Hospitals Limited	India	50.00	50.00
Apollo Gleneagles PET CT Private Limited#	India	50.00	50.00
Apollo Hospitals International Limited	India	50.00**	50.00 **
Universal Quality Services LLC@	Dubai	49.00	49.00
Western Hospitals Corporation Private Limited	India	40.00	-
Apollo DKV Insurance Company Limited	India	21.48	-
Apollo Lavasa Health Corporation Limited##	India	37.50	-

@ In respect of Universal Quality Services LLC, Dubai, in the absence of any business activity during the year 2007-08, the effect of the operations has not been included in the Consolidated Financial Statements. The Company is in the process of being liquidated after obtaining necessary statutory permissions. The whole of the amounts in the form of investments and advances have been written off in the books of Apollo Hospitals Enterprise Limited.

\# Formerly Apollo Gleneagles PET CT Limited

** Apollo Hospitals Enterprise Limited directly holds 0.52% in Apollo Hospitals International Limited and a further 49.48% through its wholly owned subsidiary Unique Home Health Care Limited.

In respect of Apollo Lavasa Health Corporation Limited, the Company has just been incorporated and no business activity of any sort has taken place during the period between the date of incorporation (21st September 2007) and the Company's consolidated financial statements dated 31st March 2008, and hence not been considered for the purpose of consolidation in the Consolidated Financial Statements.

2. The Financial statements of all the Joint Ventures are drawn upto 31st March 2008.

3. The Group's interests in the Joint Ventures accounted for using proportionate consolidation in the Consolidated Financial Statements are :

(Amount in Rs)

I ASSETS	As at 31st March,2008	As at 31st March,2007
1. Net Fixed Assets	1,644,886,562	1,469,367,828
2. Capital Work-in-Progress	3,031,689	66,803,326
3. Investments	114,199,765	27,500,000
4. Current Assets, Loans and Advances		
a) Inventories	24,845,673	21,762,662
b) Sundry Debtors	95,567,439	61,328,544
c) Cash and Bank Balances	200,250,504	34,226,397
d) Loans and Advances	56,924,113	38,704,812
5. Deferred Tax Asset	99,625,623	75,199,443

II	LIABILITIES	As at 31st March,2008	As at 31st March,2007
	1.Secured Loans	1,166,904,963	1,150,403,198
	2.Unsecured Loans	162,320,836	162,320,836
	3.Current Liabilities and Provisions		
	a) Liabilities	226,610,019	152,413,921
	b) Provisions	4,785,139	3,406,948

III	INCOME	For the year ended 31st March, 2008	For the year ended 31st March, 2007
	1.Income from healthcare services	632,835,605	492,129,422
	2.Other Income	11,656,738	2,219,262
IV	EXPENSE		
	1.Operating Expenses	242,801,918	172,504,325
	2.Payment and provisions to employees	131,989,938	112,049,186
	3. Administrative and other expense	186,084,595	111,423,804
	4. Financial expense	126,933,912	105,231,587
	5.Depreciation /Amortisation/Impairment	110,577,418	100,466,251
	6.Profit Before Taxation	(153,895,438)	(107,326,468)
	7.Provision for Taxation (Including Deferred Tax Liability and Fringe Benefit Tax)	1,995,859	15,179,989
	8.Deferred Tax Asset	24,426,180	(46,904,666)
	9.Proft after taxation before minority interests	(131,465,118)	(75,601,790)
	10.Minority interests	-	-
	11.Net Profit	(131,465,118)	(75,601,790)
V	OTHER MATTERS		
	1. Contingent Liabilities	117,070,000	37,482,000
	2. Capital Commitments	9,872,500	67,060,500

D. As far as possible the Consolidated Financial Statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances, and are presented in the same manner as the Company's separate financial statements.

E. The effects arising out of variant accounting policies among the group companies have not been calculated and dealt with in the Consolidated Financial

Statements since it is impracticable to do so. Accordingly, the variant accounting policies adopted by the Associates and Joint Ventures have been disclosed in the financial statements.

F. For the fiscal years ending 31st March 2004 and 2003, the financial statements of the Subsidiary Companies have been published along with the financial statements of the Parent Company. For the fiscal year ending 31st March 2008, the company (AHEL) has been exempted from publishing the standalone accounts of all six of its subsidiaries, under section 212 of the Companies Act, 1956.However necessary disclosure under section 212 has been made. Hence the notes to accounts (Schedule J of the consolidated Financial Statements) for the year ending 31st March 2008 are inclusive of the relevant notes appearing in the standalone financial statements of the Holding Company.

G. The foreign operations of the company are considered as non- integral foreign operations. Hence, the assets and liabilities have been translated at the exchange rates prevailing on the date of Balance Sheet, income and expenditure have been translated at average exchange rates prevailing during the reporting period. Resultant currency exchange gain or loss is transferred to Foreign Currency Translation Reserve.

3. SIGNIFICANT ACCOUNTING POLICIES

A. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported values of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Although these estimates are based upon management's best knowledge of current events and actions, actual results could differ from the estimates.

B. Inventories

1. The inventories of all medicines, medicare items traded and dealt with by the Company are valued at cost. In the absence of any further estimated costs of completion and estimated costs necessary to make the sale,the Net Realisable Value is not applicable. Cost of these inventories comprises of all costs of purchase and other costs incurred in bringing the inventories to their present location after adjusting for VAT wherever applicable, applying the FIFO method.

2. Stock of provisions, stores, stationeries and housekeeping items are stated at cost. The net realisable value is not applicable in the absence of any further modification/alteration before being consumed in-house. Cost of these inventories comprises of all costs of purchase and other costs incurred in bringing the inventories to their present location after adjusting for VAT wherever applicable applying the FIFO method.

3. Surgical instruments, linen, crockery and cutlery are valued at cost and are subject to 1/3 write off wherever applicable. The net realisable value is not applicable in the absence of any further modification / alteration before being consumed in-house. Cost of these inventories comprises of all costs of purchase and other costs incurred in bringing the inventories to their present location.

4. Imported inventories are accounted for at the applicable exchange rates prevailing on the date of transaction.

Apollo Gleneagles PET CT Private Limited

Imported inventories are accounted for at the applicable exchange rates prevailing on the date of payment. Stocks for which payments were still outstanding on 31st March 2008 are accounted for at the applicable exchange rates prevailing on that date.

C. Prior Period Items and Extraordinary Items

Prior period items and extraordinary items are separately classified, identified and dealt with as required under Accounting Standard 5 on 'Net Profit or Loss for the Period, Prior Period Items and Changes in Accounting Policies' issued by the Institute of Chartered Accountants of India.

D. Depreciation and Amortisation

i. Depreciation has been provided

a. On assets installed after 1st April, 1987 on straight line method at rates specified in Schedule XIV of the Companies Act,1956 on single shift basis.

b. On assets installed prior to 2nd April 1987 on straight-line method at the rates equivalent to the Income Tax rates.

ii. Depreciation on new assets acquired during the year is provided at the rates applicable from the date of acquisition to the end of the financial year.

iii. In respect of the assets sold during the year, depreciation is provided from the beginning of the year till the date of its disposal.

iv. Individual assets acquired for Rs.5,000/- and below are fully depreciated in the year of acquisition.

v. Amortization:

a. The cost/premium of land and building taken on lease by the company from Orient Hospital, Madurai will be amortised over a period of 30 years though the lease is for a period of 60 years.

b. The Company has entered into a lease agreement for a period of 9 years with an option to extend the lease by another 16 years. The depreciation on the leasehold building is charged on a straight line basis with the lease period being considered as 25 years. This is in conformity with the definition of lease term as per Clause 3 of AS 19 'Leases' issued by the Institute of Chartered Accountants of India.

c. Unrealised amounts on project development and pre-operative project expenses incurred at Bilaspur Hospital amounting to Rs.56,622,740/- are included in advances and deposits account. The above expenses incurred on project will be amortised over the balance lease period of 18 years. The amount amortised during the period is Rs.3,145,704/- (Rs.3, 145,708/-). The balance yet to be amortised as on 31.03.2008 is Rs.37,748,490/- (Rs. 40,894,194/-).

d. A lease rental on operating leases is recognised as an expense in the Profit & Loss Account on straight-line basis as per the terms of the agreement in accordance with Accounting Standard 19 'Leases' issued by the Institute of Chartered Accountants of India.

AB Medical Centres Limited

Depreciation on Fixed Asset purchased before December 1993 are provided on Straight Line Method (on pro-rata basis) at the old rates prescribed in Schedule XIV of the Companies Act, 1956 and assets purchased after January 1994 are provided on Straight Line Method (on pro-rata basis) at the new rates prescribed in Schedule XIV of the Companies Act, 1956.

Indraprastha Medical Corporation Limited

Depreciation is charged at higher rates if the estimated useful life, based on technological evaluation of the assets, is lower than as envisaged under Schedule XIV to the Companies Act, 1956 (certain medical equipment has been depreciated @ 13.57% based on an estimated useful life of 7 years calculated on technological evaluation of these assets).

When impairment loss/ reversal is recognised, the depreciation charge for the asset is adjusted in future periods to allocate the assets revised carrying amount, less its residual value (if any) on a systematic basis over its remaining useful life (IMCL).

Apollo Gleneagles Hospital Limited

Depreciation on fixed assets is provided for on straight line basis as follows:

Hospital Buildings at 3.33%

Other Assets as per Schedule XIV of the Companies Act, 1956.

Apollo Health and Lifestyle Limited

Fixed Assets are stated at the cost of acquisition less accumulated depreciation. Direct costs relating to acquisition of fixed assets are capitalized until the assets are ready to be put to use. These costs include freight, installation costs, duties and taxes, and other allocated expenses. Depreciation is provided using the straight-line method, 'pro rata' for the period of use of the assets, at annual depreciation rates stipulated in Schedule XIV to the Indian Companies Act, 1956, or based on the estimated useful lives of the assets, whichever is higher, as follows:

Assets	Rates of Depreciation
Furniture & Fittings	6.33%
Leasehold Improvements	20.00%
Leasehold Improvements Furniture	6.33%
Office Equipment	4.75%
Air Conditioners	4.75%
Electrical Installation	4.75%
Computers	16.21%
Vehicles	20.00%

Fixed Assets having an original cost less than Rs.5000/- individually are fully depreciated in the year of purchase or installation. Assets under finance lease are amortised over the useful life or lease term, as appropriate.

Family Health Plan Limited

Depreciation of fixed assets has been provided on written down value method at the rates prescribed in Schedule XIV of the Companies Act, 1956. Depreciation on new assets acquired during the period has been provided at the rates applicable from the date of its acquisition to the end of the financial year.

Apollo Health Street Limited

Depreciation and amortisation is provided using the Straight Line Method ("SLM"), at the rates based on useful lives of the assets estimated by Management or at the rates prescribed under schedule XIV of the Companies Act, 1956 whichever is higher, as mentioned below:

Nature of the Fixed Assets	Useful Lives
Computers and computer equipment	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period and estimated useful lives of such assets

Individual assets costing 5,000 or less are fully depreciated in the year of purchase.

i. Depreciation on certain fixed assets relating to a subsidiary, Armanti Financial Services LLC has been provided on the double declining balance method as against the straight-line method followed by AHSL. Depreciation for the year ended March 31, 2008 includes Rs.742,348/- (March 31, 2007- Rs.688,760/-) calculated on such basis and the aggregate net block of assets of this subsidiary as at March 31, 2008 was Rs. 1,528,133/- (March 31, 2007- Rs.2,470,705/-).

ii. Depreciation on certain fixed assets of subsidiaries is provided at rates which are different from the rates used by the parent Company. The name of the subsidiary, estimate of useful life and quantum of assets on which different rates followed are as follows:

Asset	AHSI		AFS LLC		Zavata Inc.		ZIPL	
Description	Useful life	Net Block	Useful life	Net Block	Useful life	Net Block	Useful life	Net Block
Computers and computer equipment	5 years	4,302,970	6 years	8,694,149	-	-	5 years	15,469,988
Office equipment	-	-	-	-	3 years	2,317,845	7.4 years	559,333
Furniture and fixtures	7 years	859,595	10 years	6,688,294	3 years	3,037,945	10.5 years	7,986,652
Vehicles	-	-	7 years	7,789,368	-	-	-	-

In the current year, one of the subsidiaries of the Company viz. Heritage Websolutions Private Limited has re-estimated useful lives and changed accounting policy for certain category of assets with effect from April 1, 2007. The new rates and policy are as follows:

Description	New rates and policy	Old rates and policy
Computers	SLM -33.33%	Schedule XIV Written Down Value
Office Equipment	SLM -20.00%	Schedule XIV Written Down Value
Furniture and Fittings	SLM -20.00%	Schedule XIV Written Down Value
Software	SLM -33.33%	Written Down Value - 40%

Had the company continued to use the earlier basis of providing depreciation, the depreciation for the current year would have been lower by Rs. 72,783/- and profit and net block for the current year would have been higher by Rs.72,783/-

Apollo DKV Insurance Company Limited

Depreciation on fixed assets is provided on straight line method (SLM) with reference to the management's assessment of the estimated useful life of the asset or rates mentioned in Schedule XIV to Companies Act, 1956, whichever is higher.

Asset Class	Rate of Depreciation
Information Technology Equipment	25%
Computer Software	20%
Office Equipments	25%
Furniture & Fixtures	25% or on the basis of lease term of premises, whichever is higher

Assets individually costing up to Rs. 20,000 are fully depreciated in the year of purchase.

Depreciation on assets purchased / disposed off during the year is provided on pro rata basis with reference to the date of addition / deletion.

E. Revenue Recognition

i. Income from Healthcare Services is recognised on completed service contract method. The hospital collections of the company are net of discounts of Rs. 22,007,701/- (Rs. 21,219,266/-). Revenue also includes the value of services rendered, pending billing, in respect of in-patients undergoing treatment as on 31st March 2008.

ii. Pharmacy Sales are stated net of returns, discounts adjusted for export incentives and inclusive of Sales Tax and adjusted for Value Added Tax wherever applicable.

iii. Hospital Project Consultancy income is recognised as and when it becomes due, on percentage completion method, on achievement of milestones.

iv. Income from Treasury Operations is recognised on receipt or accrual basis whichever is earlier.

V. The revenue in respect of export benefits is recognised on the basis of foreign exchange earned during the year at the rate at which the said entitlement accrues.

Unique Home Health Care Ltd.

Income from Health care services is recognized net of payment to medical staff.

Income from Hostel Receipts is recognized net of payment made towards Hostel Rent and Mess Expenses and is accounted on accrual basis

Dividend income is recognized when the right to receive dividend is unconditional at the balance sheet date.

Apollo Health and Lifestyle Limited.

The Company has recognized revenue as follows.

A) With reference to the License fee, 100% on operational clinics. On others, on a pro-rata basis, based upon progress of work and date of signing the agreements.

B) Operating License Fees income has been recognized based on the percentage of the gross sales of operational clinics from the date of commencement till March 31, 2008.

Family Health Plan Limited

The revenue from TPA operations is accounted in line with the wordings in the mediclaim policy, which specifies the conditions under which the premium paid will be refunded, thereby aligning the revenue recognition with the policy wordings.

All other streams of revenue are being recognized on accrual basis and prorated till the end of the financial year. Income from TPA operations is recognized inclusive of applicable service tax.

Indraprastha Medical Corporation Limited

(i) Revenue is recognized on accrual basis. Hospital Revenue comprises of income from services rendered to the out-patients and in-patients. Revenue also includes value of services rendered pending billing in respect of in-patients undergoing treatment as on 31st March 2008.

(ii) The revenue in respect of export benefits is recognized on the basis of foreign exchange earned in the previous financial year at the rate at which entitlement accrues.

Apollo Hospitals International Limited

Revenue includes interest received from banks, license fees and commission from licences, service charges and collection from cafeteria. These are also recognised on accrual basis.

Apollo Health Street Limited

The Company recognises revenue on the following basis:

a)	Revenue cycle management services	Fees for services are primarily based on percentage of net collections on clients' accounts receivable. Revenue is recognised when the right to receive such revenue is established.
b)	Professional services fees including medical coding and billing services	On rendering of the services based on the terms of the agreements/arrangements with the concerned parties.
c)	Time and material contracts	Revenues are recognised on the basis of time spent and duly approved by the respective customers.
d)	Software development and implementation	Software development - On the basis of software developed and billed, as per the terms of contracts based on milestones achieved under the percentage of completion method. Software implementation - On the completion of installation based on the terms of arrangements with the concerned parties.
e)	Interest	Revenue is recognised on a time proportionate basis taking into account the amounts outstanding and the rates applicable.

Apollo DKV Insurance Company Limited

Premium

Premium income and cessation thereof are recognized over the contract period or period of risk on a gross basis (net of service tax). Any subsequent revision or cancellation of premium is accounted for in the year in which they occur.

Commission on reinsurance premium

Commission income on reinsurance ceded is recognized in the year of cessation of reinsurance premium.

Profit commission under reinsurance treaties, wherever applicable, is recognized in the year of final determination of the profits and as intimated by the reinsurer.

Premium Deficiency

Premium deficiency is recognized whenever sum of expected amount of claims cost, related expenses and maintenance costs exceeds related premium carried forward to the subsequent accounting period as reserve for unexpired risk.

Reserve for unexpired risk

Reserve for unexpired risk is created which represents part of net premium (premium net of reinsurance ceded) attributable to the succeeding accounting period subject to a minimum amount of reserves as required by Sec.64V (1) (ii) (b) of Insurance Act, 1938.

Interest / Dividend Income

Interest income is recognized on accrual basis. Dividend is recognized when the right to receive the dividend is established.

F. Fixed Assets

a. All Fixed Assets are stated at their original cost of acquisition less accumulated depreciation and impairment losses are recognised where necessary (Also refer Clause N in the Notes forming part of Accounts). Additional cost relating to the acquisition and installation of fixed assets are capitalised. Wherever VAT is eligible for input availment, fixed assets are stated at cost of acquisition after deduction of input VAT.

b. Capital work-in-progress comprises of outstanding advances paid to acquire fixed assets and amounts expended on development / acquisition of Fixed Assets that are not yet ready for their intended use at the Balance Sheet Date. Expenditure during construction period incurred on projects under implementation is treated as pre-operative expenses, pending allocation to the assets and is included under Capital work-in-progress.

c. Assets acquired under Hire Purchase agreements are capitalised to the extent of principal value, while finance charges are charged to revenue on accrual basis.

d. Interest on borrowings for acquisition of fixed assets and related revenue expenditure incurred for the period prior to the commencement of operations for the expansion activities of the company are capitalised.

G. Transactions in Foreign Currencies

a. Monetary Current Assets and Monetary Current Liabilities relating to foreign currency transactions remaining unsettled at the end of the year are translated at the exchange rates prevailing at the date of Balance Sheet. The difference in translation of monetary items and the realised gains and losses on foreign exchange transactions are recognised in the Profit & Loss Account in accordance with Accounting Standard 11 'Accounting for the Effects of Changes in Foreign Exchange Rates (Revised 2003)', issued by the Institute of Chartered Accountants of India (Also refer Note 10A in the Notes forming part of Accounts).

B. Exchange differences arising on settlement or restatement of foreign currency denominated liabilities relating to the acquisition of fixed assets, which is in accordance with Accounting Standard 11 "The effects of changes in foreign exchange rates", are recognised in the Profit and Loss Account. (Also refer Note 10 in the Notes forming part of Accounts).

c. The use of foreign currency forward contract is governed by the company's policies approved by the Board of Directors. These hedging contracts are not for speculation. All outstanding derivative instruments at close are marked to market by type of risk and the resultant losses relating to the year, if any, are recognised in the Profit and Loss Account; gains are ignored. (Also refer Note 19 and 20 in the Notes forming part of Accounts).

Apollo Health Street Limited

Exchange differences

Exchange differences arising on a monetary item that, in substance, form part of the company's net investment in a non-integral foreign operation is accumulated in a foreign currency translation reserve in the financial statements until the disposal of the net investment, at which time they are recognised as income or as expenses.

Forward exchange contracts

The premium or discount arising at the inception of forward exchange contracts is amortised as expense or income over the life of the contract. Exchange differences on such contracts are recognised in the statement of profit and loss in the year in which the exchange rates change. Any profit or loss arising on cancellation or renewal of forward exchange contract is recognised as income or as expense for the year.

Foreign branch

The financial statements of an integral foreign operation are translated as if the transactions of the foreign operation are those of the Company itself.

Foreign currency translation

The reporting currency for AHSL and its domestic subsidiaries is the Indian Rupee. The subsidiaries have been identified as non-integral operations as they accumulate cash and other monetary items, incur expenses, generate income and arrange borrowings, all substantially in their local currency. Assets and liabilities, both monetary and non-monetary of overseas subsidiaries are translated at the exchange rates as at the date of balance sheet. Income and expenses are translated at the average exchange rate for the reporting year. Resultant currency translation exchange gain or loss is carried as foreign currency translation reserve until the disposal of the net investment.

H. Investments

Investments are classified as current or long term in accordance with Accounting Standard 13 on 'Accounting for Investments'

a. Long-term investments are stated at cost to the Company. The Company provides for diminution in the value of Long-term investments other than those temporary in nature.

b. Current investments are valued at lower of cost and fair value.

c. In case of foreign investments,

i. The cost is the rupee value of the foreign currency on the date of investment.

ii. The face value of the foreign investments is shown at the face value reflected in the foreign currency of that country.

Apollo DKV Insurance Company Limited

Investments are made in accordance with the Insurance Act, 1938 and Insurance Regulatory & Development Authority (Investment) Regulations, 2000. Investments are recorded at Cost including acquisition charges (such as brokerage, transfer stamps) if any and exclude interest paid on purchase.

Debt securities, including Government securities are considered as held to maturity and are stated at historical cost adjusted for amortization of premium and/or discount over the maturity period of securities on straight line basis. Listed and actively traded securities are measured at fair value as at the balance sheet date. For the purpose of calculation of fair value, the lowest of the last quoted closing price of the stock exchanges where the securities are listed is taken. Unrealized gain/losses due to change in fair value of listed securities is credited/debited to 'Fair Value Change Account'. Investments in Units of Mutual funds are stated at fair value being the closing Net Asset Value (NAV) at balance sheet date. Unrealized gains/losses are credited/debited to the 'Fair Value Change Account'.

I. Employee Benefits

Short-term employee benefits (benefits which are payable within twelve months after the end of the period in which the employees render service) are measured at cost.

Long-term employee benefits (benefits which are payable after the end of twelve months from the end of the period in which employees render service), and post employment benefits (benefits which are payable after completion of employment), are measured on a discounted basis by the Projected Unit Credit Method, on the basis of annual third party actuarial valuations.

In terms of the opinion of the Expert Advisory Committee of the ICAI, the Company provides liability accruing on account of deferred entitlement towards LTC in the year in which the employees concerned render their services.

Defined Contribution Plan

The Company makes contribution towards provident fund and Employees State Insurance as a defined contribution retirement benefit fund for qualifying employees.

The Provident Fund Plan is operated by the Regional Provident Fund Commissioner. Under the scheme, the company is required to contribute a specified percentage of payroll cost, as per the statute, to the retirement benefit schemes to fund the benefits. Employees State Insurance is remitted to Employees State Insurance Corporation.

Defined Benefit Plan

For Defined Benefit Plan the cost of providing benefits is determined using the Projected Unit Credit Method with actuarial valuation being carried out at each Balance Sheet date. Actuarial Gains or Losses are recognised in full in the Profit and Loss Account for the period in which they occur.

a. Gratuity

The Company makes annual contribution to the Employees' Group Gratuity-cum-Life Assurance Scheme of the Life Insurance Corporation of India and other Insurers, a funded defined benefit plan for qualifying employees and recognised as an expense when employees have rendered service entitling them to the contributions. The Scheme provides for lumpsum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 days salary payable for each completed year of service, or part thereof in excess of six months. Vesting occurs upon completion of five years of service.

b. Leave Encashment Benefits

The Company pays leave encashment Benefits to employees as and when claimed, subject to the policies of the Company. The Company provides leave benefits through Annual Contribution to the fund managed by an Insurer on accrual basis.

Unique Home Health Care Ltd

The company is not covered by The Payment of Gratuity Act, 1972 since the number of employees is below the statutory minimum as prescribed by the Act.

The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 is also not applicable to the company as the number of employees is below the statutory minimum.

The Employees State Insurance Act, 1948 is also not applicable to the company as the number of employees is below the statutory minimum.

The company does not have any leave encashment scheme or sick leave policy.

Apollo Health Street Limited

(i) Short term compensated absences are provided for based on estimates. Long term compensated absences are provided for based on actuarial valuation made at each Balance Sheet date. The actuarial valuation is done as per projected unit credit method.

(ii) Retention bonuses and long service award are provided based on actuarial valuation made at the end of each year. The actuarial valuation is done as per projected unit credit method.

Imperial Hospital & Research Centre Limited

Gratuity: The Company has contribution towards a recognised gratuity fund and is registered with the appropriate authority. The contributions are accounted on accrual basis.

Provident Fund: The Company is registered with the jurisdictional provident fund commissioner for provident fund benefits and is contributing to the fund as per prescribed law. The contributions to the Provident Fund are accounted on accrual basis.

Leave Encashment: Currently the company has

no leave encashment scheme as a part of retirement benefits scheme.

J. Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such asset. As per Accounting Standard 16 'Borrowing costs', a qualifying asset is one that takes necessarily substantial period of time to get ready for its intended use. All other borrowing costs are expensed as incurred.

K. Segment Reporting

The company has complied with Accounting Standard 17- 'Segment Reporting' with Business as the primary segment.

The company operates in a single geographical segment, which is India, and the products sold in the pharmacies, in most cases, are regulated under the Drug Control Act, which applies uniformly all over the country. The risk and returns of the enterprise are very similar in different geographical areas within the country and hence there is no reportable secondary segment as defined in Accounting Standard 17.

The accounting policies adopted for segment reporting are in line with the accounting policies adopted in consolidated financial statements with the following additional policies for Segment Reporting:

i. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "unallocable expenses".

ii. Inter segment revenue and expenses are eliminated.

The Company has disclosed this Segment Reporting in Consolidated Financial Statements as per para (4) of Accounting Standard 17- 'Segment Reporting'

L. Earnings per Share.

In determining the earnings per share, the Company considers the net profit after tax before extraordinary item and after extraordinary items and includes post tax effect of any extraordinary items. The number of shares used in computing the earnings per share is the weighted average number of shares outstanding during the period. For computing diluted earnings per share, potential equity is added to the above weighted average number of shares.

M. Taxation

i. Income Tax

Income tax is computed using the tax effect accounting method, where taxes are accrued in the same period as and when the related revenue and expense arise. A provision is made for Income Tax annually based on the tax liability computed after considering tax allowances and exemptions.

ii. Deferred Tax

The differences that result between the profit calculated for income tax purposes and the profit as per the financial statements are identified and thereafter deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and get reversed in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the beginning of this accounting year based on the prevailing enacted or substantially enacted regulations.

iii. Fringe Benefit Tax

Fringe Benefit Tax is provided in respect of benefits, defined under Section 115WB of the Income Tax Act 1961, provided to the employees during this year at the prescribed rates. Fringe Benefit Tax (FBT) payable under the provisions of section 115WC of the Income Tax Act, 1961, is in accordance with the Guidance Note on 'Accounting for Fringe Benefits Tax' issued by the Institute of Chartered Accountants of India regarded as an additional income tax and considered in determination of profits for the year.

Apollo Health Street Limited

Tax expense comprises current, deferred taxes and fringe benefit tax. Current income tax and fringe benefit tax are measured at the amount expected to be paid to the tax authorities in accordance with the tax laws as applicable to the respective consolidated entities.

Deferred income taxes reflects the impact of current year timing differences between taxable income and accounting income for the year and reversal of timing differences of earlier years.

Deferred tax is measured based on the tax rates and the tax laws enacted or substantively enacted at the balance sheet date. Deferred tax assets and deferred tax liabilities across various countries of operation are not set off against each other as the company does not have a legal right to do so. Deferred tax assets are recognised only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. In situations, where the company has unabsorbed depreciation or carry forward tax losses, all deferred tax assets are recognised only if there is virtual certainty supported by convincing evidence that they can be realised against future taxable profits.

At each balance sheet date the Company re-assesses unrecognised deferred tax assets. It recognises unrecognised deferred tax assets to the extent that it has become reasonably certain or virtually certain, as the case may be that sufficient future taxable income will be available against which such deferred tax assets can be realised.

The carrying amount of deferred tax assets are reviewed at each balance sheet date. The company writes-down the carrying amount of a deferred tax asset to the extent that it is no longer reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available against which deferred tax asset can be realised. Any such write-down is reversed to the extent that it becomes reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available.

MAT credit is recognised as an asset only when and to the extent there is convincing evidence that the company will pay normal income tax during the specified year. In the year in which the Minimum Alternative tax (MAT) credit becomes eligible to be recognized as an asset in accordance with the recommendations contained in guidance Note issued by the Institute of Chartered Accountants of India, the said asset is created by way of a credit to the profit and loss account and shown as MAT Credit Entitlement. The Company reviews the same at each balance sheet date and writes down the carrying amount of MAT Credit Entitlement to the extent there is no longer convincing evidence to the effect that Company will pay normal Income Tax during the specified year.

Apollo Gleneagles PET CT Private Limited

The Company has carried out its tax computation in accordance with the mandatory Accounting Standard, AS 22 'Taxes on Income' issued by the Institute of Chartered Accountants of India. The company has created deferred tax asset on unabsorbed depreciation and carried forward losses up to 31.03.2007 on the basis that, that there will be sufficient future taxable income available to realise such assets. As the company continues to incur losses for the year 2007-08 also, the management has not provided deferred tax asset on unabsorbed depreciation and carried forward losses for the Current financial year on the basis of prudence.

N. Impairment

The carrying amounts of assets are reviewed at each balance sheet date to ascertain if there is any indication of impairment based on internal/external factors. An asset is treated as impaired based on the cash generating concept at the year end, when the carrying cost of assets exceeds its recoverable value, in terms of Para 5 to Para 13 of AS-28 'Impairment of Assets' issued by the Institute of Chartered Accountants of India, for the purpose of arriving at impairment loss thereon, if any. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of the recoverable amount.

O. Bad Debts Policy

The Board of Directors approves the Bad Debt Policy, on the recommendation of the Audit Committee, after the review of debtors every year. The standard policy for write off of bad debts is as given below subject to management inputs on the collectibility of the same.

Period	Percentage of write off
0-1 years	0%
1-2 years	25%
2-3 years	50%
Over 3 years	100%

P. Miscellaneous Expenditure

Preliminary, Public Issue, Rights Issue Expenses and Expenses on Private Placement of shares are amortised over 10 years.

Apollo Health Street Limited

i) Cost incurred on raising funds are amortised equally over the period for which funds are acquired.

ii) Expenses in connection with the Initial Public Offer ('IPO') are carried forward pending completion of IPO.

Western Hospitals Corporation Private Limited

It is the Company's intention to capitalise/charge off the Pre-operative Expenses when commercial operations begin, in accordance with the generally accepted accounting principles. Preliminary Expenses will be written off fully in the year of commencement of commercial operations.

Q. Deferred Revenue Expenditure

Special advertisement expenditure, software theexpenses and expenditure incurred on the up gradation of the building of AB Medical Centres Limited up to the commencement of the lease in the year 2003 - 04 are written off over a period of five years.

R. Intangible Assets

Intangible assets are initially recognised at cost and amortised over the best estimate of their useful life. Cost of software including directly attributable cost, if any, acquired for internal use, is allocated / amortised over a period of 36 months.

Apollo Health Street Limited

An intangible asset is recognised, where it is probable that future economic benefits attributable to the asset will accrue to the enterprise and the cost can be measured reliably. Intangible assets are stated at cost less accumulated amortisation. Goodwill arising on consolidation of acquired subsidiaries is carried at cost.

Cost of software is amortised on straight line basis over the stipulated license period and for software without any stipulated license period over three years.

Apollo Health and Lifestyle Limited

Trademark and Concept Rights

The Company has entered into an agreement with Apollo Hospitals Enterprise Limited and has incurred an expenditure of Rs.29,100,190/-. This expenditure is towards the usage of "Apollo" name by the company for the franchisee clinics and also for the concept of franchisee mode of business. The expenditure on such licensing is amortised in proportion to the number of clinics that are in operation as the management of the company feels that this is the best estimate of the useful economic life of this intangible asset.

Indraprastha Medical Corporation Limited

Intangible Assets are stated at cost less accumulated amortization. Intangible assets are amortised on straight-line method over the estimated useful life of the assets. The useful life of the intangible assets for the purpose of amortization is estimated to be three years.

Imperial Hospital & Research Center Limited

Intangible assets are initially recognized at cost and amortised over the best estimate of their useful life. Cost of software including directly attributable cost, if any, acquired for internal use, is allocated/amortized over a period of 5 years.

S. Provisions, Contingent Liabilities and Contingent Assets

A provision is recognised when the company has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are not provided for unless a reliable estimate of probable outflow to the company exists as at the Balance Sheet date. Contingent assets are neither recognised nor disclosed in the financial statements.

T. Lease

Operating Lease

Leases where the lessor effectively retains substantially all the risks and the benefits of ownership of the leased assets are classified as operating leases. Operating lease payments are recognised as an expense in the Profit and Loss Account on a straight line basis over the lease term.

Finance Lease

Apollo Health Street Limited

Leases, which effectively transfer to the Company, substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on the implicit rate of return. Finance charges are expensed as incurred.

If there is no reasonable certainty that the Company will obtain the ownership by the end of the lease term, capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

U. Membership Fees

Unique Home Health Care Ltd

Non-repayable membership fee collected from patients are accounted as Capital Fund treating them as Capital Receipts.

V. Share based payments

Apollo Health Street Limited

Employee compensation expenses, where applicable, in respect of stock options granted to the employees are recognised over the vesting period of the option on straight line basis using intrinsic value method as prescribed in "Guidance Note on Accounting for Employee Share-based payments" issued by the Institute of Chartered Accountants of India. Compensation cost relating to the parent Company's options granted to employees of the Company's subsidiary are accounted for in the books of the parent Company.

W. Insurance-related Policies

Apollo DKV Insurance Company Limited

a. Acquisition Cost of insurance contracts

Costs relating to acquisition of new and renewal of insurance contracts viz commission, policy issue expenses are expensed in the year in which they are incurred.

b. Advance premium

Advance premium represents premium received in respect of those policies issued during the year where the risk commences subsequent to the balance sheet date.

c. Claims Incurred

Estimated liability in respect of claims is provided for the intimations received upto the year end based on assessment made by Third Party Administrator (TPA), information provided by the insured and judgment based on past experience. Claims are recorded in the revenue account, net of claims recoverable from reinsurers / coinsurers to the extent there is a reasonable certainty of realization. These estimates are progressively re-valued on availability of further information.

d. Claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER)

IBNR represents that amount of claims that may have been incurred prior to the end of the current accounting period but have not been reported or claimed. The IBNR provision also includes provision, if any, required for claims incurred but not enough reported. IBNR and IBNER liabilities are provided based on actuarial principles and certified by the Appointed Actuary. The methodology and assumptions on the basis of which the liability has been determined has also been certified by the Actuary to be appropriate, in accordance with guidelines and norms issued by the Actuarial Society of India and in concurrence with the IRDA.

e. Allocation of Investment Income

Investment income is apportioned to Profit & Loss Account and Revenue Account in the ratio of average of Shareholder's Funds and Policyholders

Funds standing at the end of each month.

f. Fair Value change Account

'Fair Value Change Account' represents unrealized gains or losses due to change in fair value of traded securities and mutual fund units outstanding at the close of the year. The balance in the account is considered as a component of shareholder's funds and not available for distribution as dividend.

g. Profit/Loss on sale/redemption of investments

Profit or loss on sale/redemption of investments, being the difference between sale consideration/redemption value and carrying value of investments is credited or charged to Profit and Loss account. The profit/loss on sale of investment include accumulated changes in the fair value previously recognized in 'Fair Value Change Account" in respect of a particular security.

h. Long/short term Investments

Investments made with specific intention to dispose off within twelve months are classified as short term Investments. Other Investments are classified as long term Investments.

4.RELATED PARTY DISCLOSURES

A.List of Related Parties where control exists and other related parties with whom the company had transactions and their relationships:

Sl No	Name of Related Parties	Nature of Relationship
1	Dr. Prathap C Reddy	Key Management Personnel
2	Smt. Preetha Reddy	
3	Smt. Suneeta Reddy	
4	Smt. Sangita Reddy	
5	Shri. P. Obul Reddy	
6	Apollo Sindoori Hotels Limited	Enterprises over which Key Management Personnel are able to exercise significant influence
7	Apollo Sindoori Capital Investment Limited	
8	P. Obul Reddy & Sons	
9	Apollo Mumbai Hospital Limited	
10	Apollo Health Resources Limited	
11	Medvarsity Online Limited	
12	Keimed Limited	
13	Lifetime Wellness RX International Limited	
14	Indian Hospitals Corporation Limited	
15	Nippo Batteries Company Limited	
16	Panasonic Home Appliances India Co Limited	
17	Sindhya Aqua Minerale Pvt Limited	
18	Pinakini Hospitals Limited	
19	PPN Power Generating Co Pvt Limited	
20	Eleanor Holdings, Mauritius	Holding Company of Western Hospitals Corporation Private Limited
21	Faber Sindoori Management Services Private Limited	Significant Influence (Imperial)
22	Cadila Pharmaceuticals Limited	Significant Control
23	Gleneagles Development Pte Limited (GDPL)	Holding Company of Apollo Gleneagles Hospital Limited
24	Gleneagles Management Services Pte Limited	Subsidiary of Gleneagles Development Pte Limited (GDPL) (Holding Company of Apollo Gleneagles Hospital Limited)
25	Munchener Ruckversicherung Gesellschaft	Associate of Apollo DKV Insurance Company Limited

Sl No	Name of the Related Parties	Nature of Transactions	31.03.2008 (Rs.)	31.03.2007 (Rs.)
1	Apollo Sindhoori Capital Investment Ltd	a) Brokerage Paid	3,191,206	4,000,443
2	Apollo Sindoori Hotels Ltd	a) Payables at year end	4,022,400	852,199
		b) Transaction during the year	106,558,583	64,152,241
		c) Receivable at year end	436,467	-
		d) Reimbursement of Expenses	4,393	-
		e) Others	53,454	-
		f) Premium Income	1,601,000	-
3	Apollo Mumbai Hospital Ltd	a) Receivables at year end	3,904,079	2,836,945
		b) Pharmacy Income	11,200,340	9,463,072
		c) Reimbursement of Expenses	2,025,788	1,996,174
		d) Collection during the year	12,158,994	10,933,348
4	Apollo Health Resources Ltd	a) Rent Earned	419,496	387,716
		b) Receivable at year end	10,766,786	488,913
		c) Professional Services Received	561,800	-
		d) TDS	63,652	-
		e) Other Credits	32,444	-
		f) Payments during year	900,000	-
5	P. Obul Reddy & Sons	a) Payables as at year end	3,103,606	(303,132)
		b) Transaction during the year	15,041,555	8,903,468
6	Medvarsity Online Ltd	a) Rent received	643,356	584,868
		b) Receivable at year end	476,316	895,982
		c) Reimbursement of Expenses	105,286	-
7	Lifetime Wellness RX International Limited	a) Payable at year end	74,385	-
		b) Payment for services rendered	7,625,000	-
		c) Advance paid	11,088,000	-
		d) Receivables	9,693,000	-
8	Keimed Limited	a) Receivables at year end	52,473,699	(91,883,051)
		b) Payables at year end	51,338,118	-
		c) Pharmacy Income	164,330	90,792
		d) Reimbursement of Expenses	382,585	1,194,806
		e) Purchases	1,584,542,393	1,462,648,445
		f) Salaries	392,240	1,323,464
		g) Collection during the year	1,580,153	97,692
		h) Payment during year	(136,324,537)	(372,327,781)
9	Indian Hospitals Corporation Limited	Receivables at year end	45,576	1,373,162
10	Sindhya Aqua Minerale Pvt Limited	Payable at year end	124,577	124,577
11	Nippo Batteries Company Limited	Receivables at year end	545,823	567,312
12	Panasonic Home Appliances India Co Limited	Payable at year end	(90,000)	(90,000)
13	Pinakini Hospitals Ltd	Investment in Equity	1,224,200	1,224,200
14	PPN power Generating Co Pvt Ltd	Payable at year end	38,100	38,100
15	Eleanor Holdings, Mauritius	a) Issue of share capital	108,000,000	-
		b) Receipt of share application money	3,960,217	104,039,783
16	Faber Sindoori Management Services Private Limited	Housekeeping services availed	3,141,056	2,085,000
17	Cadila Pharmaceuticals Limited	Promoters funding	82,743,006	-
18	Pte Limited (GDPL)	a) Payable	124,390,238	124,390,238
		b) Share Capital received during the year	50,000,000	-
		c) Outstanding	356,756,970	256,756,970
		d) Advance against equity received during the year	60,000,000	50,000,000
19	Gleneagles Management Services Pte Limited	a) Reimbursement of Expenses	3,792,702	786,781
		b) Payable	49,251,602	70,346,980
20	Munchener Ruckversicherung Gesellschaft	Payment for services rendered	864,000	-

5. Contingent Liabilities

a. Claims against the company not acknowledged as debts- Rs.927,928,245/- (Rs. 912,771,724/-).

Indraprastha Medical Corporation Limited

Claims against the company not acknowledged as debts represents claims filed against the Company and the consultant doctor. Based on the facts and circumstances, possibility of any of the claims resulting in a major financial loss to the company is remote. Notwithstanding above, the Company is adequately insured to mitigate the possibility of any loss.

b. The Company filed a Special Leave Petition on 6th May 2008 before the Honourable Supreme Court against the judgement of the Divisional Bench of the Madras High Court dated 10th March 2008 allowing the reopening of the assessment for Assessment Year 2000-01 and disallowing the claim for set off of the unabsorbed depreciation. The Special Leave Petition has been admitted by the Honourable Supreme Court on 15th May 2008. The Assessment Officer completed the assessment and raised a demand of Rs.136,760,038/- which has since been stayed by the Honourable Supreme Court in its order dated 16th June 2008 Since in the amount is subjudice the same has been treated as a contingent liability for the financial year ended 31st March 2008.

c. In the absence of any claim in any court (in India or abroad), to enforce the arbitration award against the Company by a party in Dubai, and since an amicable settlement is being explored by both parties, no provision of Rs.37.60 million (AED 3,448,650) has been made in the accounts. The amount has been treated as a contingent liability as it does not satisfy all the conditions required to create a provision as stated in the clauses of AS 29 'Provisions, Contingent Liabilities and Contingent Assets' issued by the ICAI.

d. Estimated amount of contracts remaining to be executed on capital account not provided for on account of the expansion cum diversification programme of the company Rs 3,828,515,363/- (Rs. 3,131,816,634/-).

Apollo Hospitals Enterprise Limited

e. The estimated customs duty guarantees given by the company in favour of the Assistant Collector of Customs, pending receipt of customs duty exemption certificates amounts to Rs.99,700,026/- (Rs. 99,700,026 /-).

This is subject to the result of writ petition pending in the Madras High Court with respect to the Chennai Hospital division Rs. 73,709,545/- (Rs. 73,709,545/-).

Application has been made for duty exemption certificates by the Pharmaceutical division, which is pending with the Government. The estimated customs duty is Rs. 14,825,739/ (Rs.14,825,739/-).

The Hyderabad division has executed bonds in favour of the President of India to the extent of Rs.11,164,742/- (Rs.11,164,742/-) pending its application for receipt of customs duty exemption certificates from the Government.

f. (i) Letters of credit opened by various banks in favour of foreign suppliers for consumables, spares, medicines and medical equipments amounts to Rs. 228,753,340/- (Rs. 47,994,637/-).

(ii) Bank Guarantees as on 31.03.2008 Rs.168,209,458/- (Rs. 338,820,276/-)

(iii) Corporate Guarantees

(Rs. in crores)

On Behalf of	In Favour of	As at 31.03.2008	As at 31.03.2007
Apollo Hospitals International Limited	HDFC	Nil	55.55
	IDBI	5.00	5.00
	IDFC	15.75	15.75
Total		**20.75**	**76.30**

g. (i) Additional liability for payment of sales tax on work orders pursuant to court proceedings between contractors and the State governments amounts to Rs.206,076/- (Rs.206,076/-) in the case of Chennai division of Apollo Hospitals Enterprise Limited.

(ii) In respect of the claim for sales tax made by the Commercial Tax Department for Rs.519,568/- (Rs. 1,233,338/-) for the various assessment years, the matter is under contest in the case of Pharmacy division.

h. Apollo Hospitals Enterprise Limited

Export obligation to be fulfilled in the next eight years on availing of concessional excise duty on imports under 5% EPCG Scheme to the extent of eight times the duty saved, amounts to Rs.364,864,512/- (Rs. 138,486,904/-). The amount of duty saved during the year was Rs.21,394,266/- (Rs. 17,310,863/-).

Imperial Hospital & Research Centre Limited

The company has imported fixed assets under the EPCG scheme under an obligation to earn revenues in foreign currency to the extent of "eight" times the duty saved. The total amount of Duty saved as on the year ending March 2008 was Rs. 655.45 Lakhs and the Export Obligation on the part of the company is Rs. 5243.59 lakhs. The Company has fulfilled export obligations worth Rs. 66.69 lakhs for the year ending March 2008.

i. Apollo Health Street Limited

Performance Security issued to Commissionerate of Health Medical Services & Medical education/ Health and family welfare Department, Government of Gujarat is Rs 644,880/- (Rs 644,880/-)

6. The Company has pledged its 20,775,197 (20,775,197) shares in Apollo Gleneagles Hospitals Limited as a security for the loan advanced by IDFC and HDFC to Apollo Gleneagles Hospitals Limited.

7. Terms of Redemption of Debentures

Apollo Hospitals Enterprise Limited

a) 10.80% Non-Convertible Debentures privately placed with Indian Bank, Indian Overseas Bank, Jammu & Kashmir Bank Limited, Andhra Bank and Life Insurance Corporation of India was redeemed in three instalments of 33%,33% & 34% at the end of the 3rd, 4th and 5th year respectively from the date of allotment (5th April,2002). Accordingly the first and second instalments were redeemed in April 2005 and April 2006 respectively and the last instalment was redeemed in April 2007.

b) 8.57% Non-Convertible Debentures privately placed with Karnataka Bank Ltd. was redeemed in three annual instalments at the end of the 3rd, 4th and 5th years respectively from the date of allotment (19th September, 2002). Accordingly the first and second instalments were redeemed in September 2005 and September 2006 respectively and the last instalment was redeemed in September 2007.

8. Details of Secured Loans and Security

Apollo Hospitals Enterprise Limited

The Company has been granted an initial repayment holiday of 2 years with respect to the loans taken from Indian Bank, Bank of India and Canara Bank.

a. Indian Bank

Loan from Indian Bank is secured by way of:

Equitable mortgage by deposit of title deeds / registered mortgage of unencumbered property of the Company at Greams road, Chennai, Teynampet, Chennai and all fixed assets on pari passu basis.

Hypothecation to the bank by way of First Charge of inventory of goods, produce and merchandise, vehicles, plant & machinery, consumer durables which are now in the possession of the company and/or to be purchased out of the bank's loan, book debts, outstanding monies, recoverable claims, bills, contracts, engagements, securities, investments and rights.

b. Bank of India

Loan from Bank of India is secured by way of:

Hypothecation by way of First Charge of all tangible movable properties, all tangible movable machineries and plants (both present and future), assets and stocks (both present and future), all the present and future book debts, outstandings, money receivables, claims, bills which are now due and owing or which may at any time during the continuance of this security become due and owing to the Company.

c. Canara Bank

Based on the sanction letter received from the bank dated 4th January 2008, the Company has been sanctioned a term loan of Rs 250 crores to meet the cost of expansion programme (part financing) undertaken by the Company at Chennai, Hyderabad and new hospital projects at Bhubhaneshwar, Vizag and Chennai and setting up of Pharmacies. However the Company has availed only Rs.75 crores as on 31st March 2008. The loan is secured by way of pari passu First Charge on Project assets to be created out of the term loan of Canara Bank along with Bank of India.

d. Bank of Bahrain and Kuwait BSC.

Loan from Bank of Bahrain and Kuwait BSC is secured by first pari passu hypothecation charge on entire movable fixed assets, present and future and an Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai- 600 006 and No.320 Mount Road, Teynampet, Chennai 600 018, both present and future ranking paripassu with the existing loans.

e. Loans and advances/Credit facilities from Banks are secured by hypothecation of inventories and book debts, and a second charge on specific fixed assets of the company.

f. In Hyderabad division Fixed Deposit receipts worth Rs.2,041,628/- (Rs. 6,062,689/-) are under lien with the bankers for obtaining Letters of credit and Bank Guarantee.

g. Unique Home Healthcare Limited

Hire Purchase finance from ICICI Bank is secured by hypothecation of the vehicle acquired out of the loan.

h. Apollo Health Street Limited

Term loan as at March 31, 2008 is secured by following assets of the entire group excluding subsidiary Heritage Websolutions Private Limited

(a) all equity interests held and/or beneficially owned by the Group member in any member of the Group from time to time, provided that no such Group member shall be obligated to pledge or create security over more than 65% of the equity interests (or, if a lesser amount, 65% of the voting equity interests) in any restricted foreign subsidiary;

(b) all financial indebtedness owing to the Group from any obligor, any member of the Group or any Affiliate thereof from time to time;

(c) all of the Group's rights and interests in any account from time to time (and any balance standing to the credit thereof from time to time), and any cash and cash equivalents from time to time;

(d) all of the Group's rights and interests in any real property from time to time;

(e) all of the Group's rights and interests in any tangible movable property from time to time;

(f) all of the Group's rights and interests in any investment interests (other than those referred to in paragraph (a) above) or any goodwill of or uncalled capital of the Group from time to time;

(g) all of the Group's rights and interests in any intellectual property (including, without limitation, any registered intellectual property, and any intellectual property pending registration) from time to time;

(h) all of the Group's rights and interests in any book and/or other debts and/or monetary claims and any proceeds thereof from time to time;

(i) all of the Group's rights and interests in any insurance and/or insurance policy from time to time; and by way of a security assignment, floating charge or other appropriate means of security all of the Group's other assets and undertakings (including, without limitation, inventory) from time to time.

9. Employee Benefits - Accounting Standard 15 'Employee Benefits' (Revised 2005) issued by the Institute of Chartered Accountants of India

Apollo Hospitals Enterprise Limited

As per the requirements of Accounting Standard 15 'Employee Benefits' (Revised 2005) issued by the Institute of Chartered Accountants of India, the amount, in respect of Employee Benefits, charged to the Profit & Loss Account is Nil (Rs 11.34 million). (Also refer Clause (I) of Notes Forming part of Accounts.)

Defined Benefit Plan

(Rs. in million)

Particulars	As at 31st March 2008	As at 31st March 2007
Present Value of Obligation as on 1st April, 2007	186.26	163.41
Interest Cost	13.63	12.00
Current Service Cost	45.83	27.92
Benefit Paid	(8.93)	(6.80)
Actuarial (gain) / Loss on obligation	59.49	(9.27)
Present Value of Obligation as on 31st March, 2008	**296.28**	**186.26**
Defined benefit obligation liability as at the balance sheet is wholly funded by the company		
Change in plan assets		
Fair Value of Plan Assets as on 1st April, 2007	116.72	67.30
Expected return on plan assets	11.44	6.90
Contributions	66.50	21.92
Benefits paid	(8.93)	(6.80)
Actuarial gain / (loss)	2.55	27.40
Fair Value of Plan Assets as on 31st March, 2008	**188.28**	**116.72**
Reconcilation of present value of the obligation and the fair value of the plan assets		
Fair value of the defined benefit	296.28	186.26
Fair value of plan assets at the end of the year	(188.28)	(116.72)
Liability / (assets)	108.00	69.54
Unrecognised past service cost	0.00	38:31
Liability / (assets) recognised in the balance sheet	108	107.84
Gratuity & Leave Encashment cost for the period		
Service Cost	45.83	65.23
Interest Cost	13.63	12.00
Expected return on plan assets	(11.44)	(6.90)
Actuarial (gain) / loss	56.93	(36.67)
Past Service Cost	(133.46)	-
Net gratuity cost	**(28.51)**	**33.66**
Investment details of plan assets		
100% of the plan assets are invested in debt instruments		
Actual return on plan assets	13.99	34.30
Assumptions		
Interest rate	7.50%	7.50%
Estimated rate of return on plan assets	7.50%	7.50%

Samudra Healthcare Enterprises Limited

Disclosure as required under Accounting Standard-15 (revised) on Employee benefits are as under:-

(a)Actuarial assumptions used

Particulars	Gratuity	Leave Encashment
Mortality	LIC (1994-96)	LIC (1994-96)
Discount Rate	8%	8%
Rate of Increase in compensation	4%	4%
Withdrawal rate	1%	1%
Expected average remaining service	29.67 Yrs	27.88 Yrs
Method used for present value of plan liability	Projected Unit Credit Method	Projected Unit Credit Method

(b) Present value of obligation taken to Profit & Loss Account & Balance Sheet as at 31st March 2008

Amount in Rs.

Particulars	Gratuity	Leave Encashment
Opening Defined Benefit Obligation	262,449	275,745
Interest Cost	20,996	22,060
Current services cost	20,964	19,538
Benefits Paid	-	-
Actuarial (gains)/Losses on Obligation	(224,682)	(148,514)
Closing Defined Benefit Obligation	79,727	168,829

Apollo Health and Lifestyle Limited

(a) Actuarial assumptions used

Particulars	Gratuity	Leave Encashment
Mortality	LIC(1994-96) Ult	LIC(1994-96) Ult
Discount Rate	8%	8%
Rate of Increase in compensation	4%	4%
Withdrawal rate	1%	1%
Expected average remaining service	24.05 Yrs	24.05 Yrs
Method used for present value of plan liability	Projected Unit Credit Method	Projected Unit Credit Method

(b)Present value of obligation taken to Profit & Loss Account & Balance Sheet as at 31st March 2008

(Amount in Rs)

Particulars	Gratuity	Leave Encashment
Opening Defined Benefit Obligation	811,106	-
Interest Cost	64,888	-
Current services cost	129,183	381,139
Benefits Paid	-	-
Actuarial (gains)/Losses on Obligation	147,019	-
Closing Defined Benefit Obligation	1,152,196	381,139

Apollo Gleneagles PET- CT Private Limited

(a) Actuarial assumptions used

Particulars	Gratuity	Leave Encashment
Mortality	LIC (1994-96) Ult	LIC (1994-96) Ult
Discount Rate	8%	8%
Rate of Increase in Compensation	4%	4%
Withdrawal rate	1%	1%
Expected average remaining service	24.05 years	20.36 years
Method used for present value of plan liability	Projected Unit Credit Method	Projected Unit Credit Method

(b) Present value of obligation taken to Profit & Loss Account and Balance Sheet as at 31st March 2008

(Amount in Rs.)

Particulars	Gratuity	Leave Encashment
Opening Defined Benefit Obligation	134,253	4,015
Interest Cost	10,740	321
Current Service Cost	37,978	32,313
Benefits Paid	-	-
Actuarial (gains)/ Losses on Obligation	96,761	234,773
Closing Defined Benefit Obligation	279,732	271,422

Apollo Hospitals International Limited

Gratuity

The Company has covered its gratuity liability under the LIC's group gratuity cum Life Assurance Scheme. The payments for the year amounts to Rs. 862,086/-. This was determined by the actuarial valuation by LIC.

Leave Encashment Benefits

Actuarial valuation was done to determine the liability of the Company for accumulated leave encashment and medical leave. Projected unit credit method was used to determine the liability.

Number of Employees eligible for benefits	740
Average Gross Salary	Rs 8,507
Average Leave days	18 days
Average Age	28 years
Retirement Age	58 years
Future Salary Rise	7.50%
Rate of Discounting	8.00%
Mortality Rate	As per LIC (1994-96) ultimate
Present value of liability	
Leave Encashment	1,747,634
Medical Leave	174,276

Apollo Health Street Limited

Gratuity

The Company has an unfunded defined benefit gratuity plan for its Indian Entities (Apollo Health Street Limited, Heritage Websolutions Private Limited and Zavata India Private Limited).Employees are eligible for gratuity benefits on termination or retirement in accordance with Payment of Gratuity Act, 1972.

The following tables summaries the components of net benefit expense recognised in the profit and loss account and the funded status and amounts recognised in the balance sheet for the respective plans.

(A) Net employee benefit expenses (recognised in personnel expenses)

(Amount in Rs.)

	31-Mar-08	31-Mar-07
Interest cost	504,130	320,448
Current service cost	4,284,000	3,578,586
Benefits Paid	(269,851)	(78,300)
Actuarial (gain)/loss	(1,099,857)	(44,110)
Net employee benefit expenses	**3,418,422**	**3,776,624**

(B) Changes in the present value of the defined benefit obligation are as follows

(Amount in Rs.)

	31-Mar-08	31-Mar-07
Opening defined benefit obligation	7,468,578	3,781,000
Adjustment to opening defined benefit obligation as per revised AS-15	-	188,954
Liability acquired on acquisition	1,485,943	-
Interest cost	504,130	320,448
Current service cost	4,284,000	3,578,586
Benefits paid	(269,801)	(78,300)
Actuarial Loss/(Gain)	(1,099,857)	(44,110)
Disposal of Subsidiary	-	(278,000)
Closing defined benefit obligation	**12,372,993**	**7,468,578**

(C) Details of provision for gratuity

(Amount in Rs.)

	31-Mar-08	31-Mar-07
Defined benefit obligations	12,372,993	7,468,578
Fair value of plan assets	Nil	Nil
Net Liability	**12,372,993**	**7,468,578**

The principal assumption used in determining gratuity obligations for the Company's plan is shown below:

Discount rate	8.00% p.a.
Expected rate of return on plan assets	Not Applicable
Salary escalation rate	20% p.a for first 5 years 15% p.a for next 5 years 10% p.a for next 5 years 7% p.a thereafter
Attrition rate	Age 21-30 - 36% Age 31-34 - 25% Age 35-40 - 20% Age 41-44 - 15% Age 45-49 - 10% Age 50-57 - 5%

Family Health Plan Limited

(A) Actuarial assumptions used

Particulars	Gratuity	Leave Encashment
Mortality	LIC(1994-96)	LIC(1994-96)
Discount Rate	8%	8%
Rate of Increase in compensation	12%	12%
Withdrawal rate	25%	25%
Expected average remaining service	30.41 Yrs	30.41 Yrs

(B)Present value of obligation taken to Profit & Loss Account & Balance Sheet as at 31st March 2008

(Amount in Rs)

Particulars	Gratuity	Leave Encashment
Opening Defined Benefit Obligation	2,211,550	739,289
Interest Cost	566,014	877,233
Current services cost	1,725,248	2,202,588
Benefits Paid	(139,755)	(652,543)
Actuarial (gains)/Losses on Obligation	(1,490,883)	(2,331,036)
Closing Defined Benefit Obligation	2,872,174	835,531

Apollo Gleneagles Hospitals Limited

Effective from 1.4.2007, the Company has adopted Accounting Standard 15 on 'Employee Benefits' notified in the Companies (Accounting Standards) Rules 2006. The effect of the transitional liability being gain of Rs. 7,93,028/- as required by AS-15 has been adjusted to the opening balance of accumulated loss of the Company.

Contribution to Defined Contribution Plan recognised for the year are as under.

	Amount (Rs)
Employer's contribution to Provident Fund	1,953,839
Employer's contribution to Pension Fund	3,039,401

Change in the present value of the defined benefit obligation representing reconciliation of opening and closing balances thereof are as follows

Amount in '000s

Particulars	Gratuity (Funded)	Leave Encashment (Unfunded)
Opening Defined Benefit Obligation	7,048	5,787
Interest Cost	589	439
Current services cost	2,175	1,025
Benefits Paid	(237)	(1,244)
Actuarial (gains)/Losses on Obligation	(929)	(483)
Closing Defined Benefit Obligation	8,646	5,524

Defined benefit obligation liability as at the balance sheet is wholly funded by the company

Amount in '000s

Particulars	Gratuity (Funded)	Leave Encashment (Unfunded)
Change in plan assets		
Fair Value of Plan Assets as on 1st April, 2007	6,152	-
Expected return on plan assets	560	-
Contributions	1,919	-
Benefits paid	(237)	-
Actuarial gain / (loss)	136	-
Fair Value of Plan Assets as on 31st March, 2008	1,065	-
Actual return on plan assets		
Expected return on plan assets	560	-
Actuarial (gain) / loss	136	-
Actual return on plan assets:	696	-
Amount recognised in the balance sheet		
Liability at the end of the year	8,646	5,524
Fair value of plan assets at the end of the year	8,530	-
Amount recognised in the balance sheet	116	5,524
Expenses recognised in the Income Statement		
Current services cost	2,175	1,025
Interest Cost	589	439
Expected return on plan assets	(560)	-
Actuarial (gain) / loss	(1,065)	(483)
Expenses recognised in the Income Statement	1,139	981
Balance Sheet Reconciliation		
Opening Net Liability	896	5787
Expenses as above	1,139	981
Employers Contribution	(1,919)	(1,244)
Amount recognised in the balance sheet	116	5,524

(a) Actuarial assumptions used:-

Particulars	Gratuity	Leave Encashment
Discount Rate	0.08	0.08
Rate of return on plan assets	0.08	NA
Experience adjustments on plan liabilities (loss/(gain))	(0.06)	(0.03)
Experience adjustments on plan assets (loss/(gain))	0.01	-

Assumptions relating to future salary increases, attrition, interest rate for discount & overall expected rate of return on assets have been considered based on relevant economic factors such as inflation, market growth & other factors applicable to the period over which the obligation is expected to be settled.

The Company expects to contribute Rs. 3122724/- to Gratuity fund in 2008-09.

This being the first year of implementation, previous year figures have not been given.

Indraprastha Medical Corporation Limited

The Company has adopted Accounting Standard 15 (Revised) ' Employee Benefits' issued by the Institute of Chartered Accountants of India with effect from 1st April 2007. Pursuant to the adoption, the transitional obligation of Rs. 5,679,237/- (Net of Tax expense of Rs. 53,235/-) has been adjusted against the opening balance of reserves as on 1st April 2007. The said amount represents the difference of liability in respect of various employee benefits determined under AS 15 (Revised) as on 1st April 2007 and the liability that existed as on that dated as per AS 15 prior to the revision.

The summarised position of post employment benefits and long term benefits recognised in the Profit & Loss Account and the Balance Sheet as required in accordance with Accounting Standard 15 (Revised) is as under:

(Amount in Rs.)

Expenses recognised in the Profit & Loss Account	Gratuity (Funded)	Leave Encashment (Unfunded)
Current services cost	5,939,102	7,001,298
Interest Cost	1,798,288	1,099,343
Expected return on plan assets	(2,076,818)	-
Actuarial (gain) / loss	1,849,225	5,928,701
Expenses recognised in the Profit & Loss Account	7,509,797	14,029,342
Amount recognised in the balance sheet		
Present value of obligation as at the end of the year	29,988,254	22,353,257
Fair value of plan assets at the end of the year	23,773,204	-
Unfunded net liability recognised in the balance sheet	6,215,050	22,353,257

Change in the present value of obligations

(Amount in Rs.)

Particulars	Gratuity (Funded)	Leave Encashment (Unfunded)
Present value of obligations at beginning of the year	22,478,604	13,741,788
Interest Cost	1,798,288	1,099,343
Current services cost	5,939,102	7,001,298
Benefits Paid	(2,076,965)	(5,417,873)
Actuarial (gains)/Losses on Obligation	1,849,225	5,928,701
Present value of obligations at the year end	29,988,254	22,353,257
Change in fair value of plan assets		
Fair Value of Plan Assets as on 1st April, 2007	22,321,984	-
Actual return on plan assets	2,076,818	-
Employers Contribution	1,451,367	-
Benefits Paid	(2,076,965)	-
Fair value of plan assets at the end of the year	23,773,204	-

(a) Actuarial assumptions used

Particulars	Gratuity	Leave Encashment
Discount Rate	0.08	0.08
Expected rate of return on plan assets (in case of Gratuity Fund)	0.08	-
Expected Rate of Increase in compensation	0.06	0.06
Method used	Projected Unit Credit Method	Projected Unit Credit Method

(b) Contribution to Defined Contribution Plan recognised for the year are as under

	Amount (Rs)
Employer's contribution to Provident Fund	12,910,041
Employer's contribution to Pension Fund	11,309,305

Apollo DKV Insurance Company Limited

Disclosures as required under Accounting standard-15 (revised) for the year ended 31 March 2008 in regard to Employee benefits are as under:

(a) Actuarial assumptions used

Particulars	Gratuity	Leave Encashment
Mortality	LIC (1994-96) Ult.	LIC (1994-96) Ult.
Discount Rate	0.07	0.07
Rate of increase in compensation	0.08	0.08
Withdrawal rate	0.01	0.01
Expected average remaining service	29.57 Yrs	29.57 Yrs
Method used for estimating present value of plan liability	Projected Unit Credit Method	Projected Unit Credit Method

10. Apollo Hospitals Enterprise Limited

Consequent upon the adoption of the Companies (Accounting Standards) Rules 2006, with effect from 1st April 2007, the following changes in accounting policy/estimates have been made during the year: Exchange differences arising on settlement or restatement of foreign currency denominated liabilities relating to the acquisition of fixed assets, in accordance with Accounting Standard 11 "The effects of changes in foreign exchange rates", which was previously adjusted to the carrying values of the relevant fixed assets, are now recognised in the Profit and Loss Account. This treatment has been clarified by the Ministry of Company Affairs, by way of notification in the Official Gazette dated 7th December, 2006. As a result, profits for the year ended 31st March 2008 is higher by Rs. 18,560,629/-.

10A. The net difference in Foreign Exchange (the difference between the spot rates on the date of the transactions, and the actual rates at which the transactions are settled) amounting to Rs.18,807,335/- (Rs. 128,649/-) has been adjusted to the Profit and Loss Account, which is in conformity to the Accounting Standard 11 on 'Accounting for the effects of changes in Foreign Exchange rates' issued by the Institute of Chartered Accountants of India.

11. Leases

Finance leases

Apollo Health Street Limited

Fixed assets include vehicle, computers, office equipments, furniture and leasehold improvements obtained on finance lease arrangements. The finance lease term is for a period of eighteen to seventy two months. There is no escalation clause in any of the lease agreements. Some leases have purchase and renewal clauses. There are no restrictions imposed by lease arrangements. The minimum lease payments due are as under:

(Amount in Rs.)

Particulars	March 31, 2008	March 31, 2007
Total minimum lease payments at the year end	81,874,946	9,972,613
Less: Unearned finance income	11,770,926	913,154
Present value of total minimum lease payments [Rate of Interest 1.9% to 13.74%]	70,104,022	9,060,455
Not later than one year [Present value Rs.36,946,986/- and Rs.5,088,580/- as on March 31, 2008 and 2007 respectively]	42,674,296	5,649,444
Later than one year but not later than 5 years [Present value Rs.33,157,036/- and Rs.3,971,875/- as on March 31, 2008 and 2007 respectively]	39,199,850	4,323,169

Non- cancellable Operating Leases

Lease payments recognised in the Profit & Loss Account is Rs. 1,959,378,502/- (Rs. 1,702,905,371/-)

Minimum Lease Payments	31.03.2008 (Rs.)	31.03.2007 (Rs.)
Not later than one year	268,492,223	206,981,134
Later than one year and not later than five years	760,092,285	527,629,887
Later than five years	930,793,994	968,294,350

Lease agreements are renewable for further period or periods on terms and conditions mutually agreed between the lessor and lessee.

Variations/Escalation clauses in lease rentals are made as per mutually agreed terms and conditions by the lessor and lessee.

Apollo Gleneagles Hospitals Limited

The cost of leasehold land has not been amortised over the period of lease since the lease is intended to be renewed on the expiry of the stipulated period.

The Company has certain cancellable operating lease arrangements for residential accommodation and use of certain medical equipments with tenure extending upto one year. Form of certain lease arrangements include option for renewal on specified terms and conditions and payment of security deposit etc. Expenditure incurred on account of operating lease rentals during the year and recognised in the Profit & Loss Account amounts to Rs.6,256,727/- (Rs.5,070,603/-)

12. The company has issued and allotted 1,549,157 equity warrants convertible into equity shares of nominal value of Rs.10/- each at a premium of Rs.487.69 per share on 19th October, 2007 to Dr Prathap C Reddy, one of the promoters of the company on a preferential allotment basis. The issue price is at the minimum price of Rs 497.69 fixed in accordance with the guidelines for preferential issues of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000. Accordingly the promoters have paid 10% of the consideration @ Rs.497.69 per warrant on the date of allotment. The balance 90% is payable on the exercise of option for conversion within 18 months of date of allotment.

13. The Company has issued 7,047,119 Equity shares of nominal value Rs. 10/- each, issued at a price of Rs.605.07 per share (including premium of Rs.595.07 per share) on 26th October, 2007 to Apax Mauritius FDI One Limited, 10, Frere Felix de Valois Street , Port Louis, Mauritius on a preferential allotment basis.

14. During the year 2002-03, on a review of fixed assets, certain selected medical equipments were identified and impaired. For the current year, on a review as required by Accounting Standard 28 ' Impairment of Assets', the management is of the opinion that no impairment loss or reversal of impairment loss is required, as conditions of impairment do not exist.

15. Earnings in Foreign Exchange

Particulars	2007-08 (Rs.)	2006-07 (Rs.)
Hospital Division		
Hospital fees	360,459,991	107,534,700
Pharmacy Division		
Project Consultancy Services	82,461,688	78,167,520
Reimbursement of expenses	5,840,536	12,478,040
Pharmacy Sales	949,965	5,390,458

16. Directors travelling included in travelling and conveyance amounts to Rs. 16,285,633/- (Rs. 8,208,735/-).

17. Unclaimed Dividend

Year	Amount in (Rs).
2000-01	1,404,790
2001-02	1,303,376
2002-03	1,456,997
2003-04	1,768,357
2004-05	2,013,996
2005-06	2,330,008
2006-07 (*)	2,022,234
2006-07(**)	1,374,076
Total	**13,673,834**

(*) Interim Dividend
(**) Final Dividend

During the year, the amount transferred to Investors Education and Protection Fund of the Central Government as per the provisions of Section 205A and 205C of the Companies Act, 1956 is Rs. 1,378,635/- (Rs. 1,063,368/-) This represents the dividend and deposits remaining unclaimed for a period of 7 years from the date they became due for payment, during the year, as per Section 205A and 205C of the Companies Act, 1956.

18. Deferred Tax

The deferred tax for the year debited to the profit and loss account of the group comprises:

Particulars	2007-08 (Rs.)	2006-07 (Rs.)
Deferred Tax Liability for the year	32,231,960	34,102,824
Deferred Tax Asset for the year	101,428,363	48,392,215

The accumulated deferred tax liability/(asset) of the group as on 31.03.08 comprises:

Particulars	2007-08 (Rs.)	2006-07 (Rs.)
On account of depreciation	727,571,279	503,132,104
On account of Deferred Revenue Expenditure	(168,371,857)	90,881,976
On account of unabsorbed losses and depreciation (Deferred Tax Asset)	(10,748,115)	(75,199,443)

19. Bank of Bahrain and Kuwait BSC has granted a loan of USD 3 Million during 2003-04 to the company. The company had entered into a forward currency contract with HDFC Bank in Indian rupees at a fixed interest rate for hedging the foreign currency fluctuation risk and the interest rate risk. The tenure of this derivative contract matches the tenure of the loan. The outstanding unsettled contracts as on 31st March 2008 amounts to Rs.4,800,000/- (Rs. 67,859,000/-).

19A. The Company bears the withholding tax on the interest paid to Bank of Bahrain and Kuwait BSC and the same is treated as a part of finance cost in the books of accounts of the Company.

20. Gain/loss on currency swap transactions during the year on unsettled contracts as on 31st March 2008 accounted for in the Profit and Loss Account is Nil (Nil).

21. During the year, the Company has diluted its holding in Apollo Health and Lifestyle Limited by way of allotting 13% of the share capital (968,100 Equity shares of Rs 10/- each) of Apollo Health & Lifestyle Limited to another body corporate.

22. During the current financial year, the amount standing in the Debenture Redemption Reserve, has been transferred to the General Reserve since all the debentures have been redeemed as on 31st March 2008 in accordance with Section 117C of the Companies Act,1956 (1 of 1956) as amended by the Companies (Second Amendment) Act, 2002 (11 of 2003).

23. Sundry Debtors, Loans and Advances

i. Confirmation of balances from Debtors, Creditors and for Deposits are yet to be received in a few cases though the company has sent letters of confirmation to them. The balances adopted are as appearing in the books of accounts of the Company.

ii. Sundry Debtors represent the debt outstanding on sale of pharmaceutical products, hospital services and project consultancy fees and is considered good. The company holds no other securities other than the personal security of the debtors.

iii. Advances and deposits represent the advances recoverable in cash or in kind or for value to be realised. The amounts of these advances and deposits are considered good for which the company holds no security other than the personal security of the debtors.

24. Prior period items

Apollo Health Street Limited

The erstwhile partners of Armanti Financial Services LLC sold their entire stake to Apollo Group effective August 1, 2006. The terms of the securities purchase agreement dated July 31, 2006 (including supplemental agreements thereto) required the acquirer to pay contingent consideration upto USD 15,000,000. During the current year the Company vide an amendment dated September 14, 2007 determined the final additional consideration to be USD 11,175,000 (Rs.446,664,750/-). The amount has been recorded as goodwill. Deferred payment liabilities of USD 9,408,333 (Rs.376,051,070/-) represents amount due to erstwhile partners. Of the amount due, USD 4,741,667 (Rs.189,524,430/-) is payable with in one year.

25. The Company has a 26% stake in British American Hospitals Enterprise Limited and though the Company is entitled to exercise joint control in respect of certain operating and financial matters in terms of the shareholding agreement, on account of certain constraints, it is unable to exercise such joint control. The Company has representation in the Board. British American Hospitals Enterprise Limited has therefore been consolidated as an associate in accordance with Accounting Standard 23 on "Accounting for Investments in Associates in Consolidated Financial Statements".

26. Fringe Benefit Tax of the previous year included in current year accounts is Nil (Rs.7,72,000/-).

27. Power Generation

Apollo Hospitals Enterprise Limited

The Electricity charges incurred in respect of main hospital is net of Rs.7,461,095/- (Rs. 7,321,255/-) [units qualified KWH-1,492,219 (1,464,251)], being the rebate received from TNEB for Wind Electric Generators owned & run by the Company.

28. Apollo Hospitals Enterprise Limited

The company has been exempted by the Ministry of Corporate Affairs, vide Order No: 46/36/2008-CL-III, from publishing the quantitative particulars as per Para 3(ii)d of Part II of Schedule VI of the Companies Act, 1956 with respect to the total value of turnover, purchases, goods traded, sales, consumption of raw materials etc., for the financial year ended 31.03.2008 and hence the same is not disclosed for this financial year.

This exemption was not available in the previous year and the Company was required to disclose the details in respect of the items forming more than 10% of the total value of turnover for the financial year ended 31.03.2007 which is given below:

Particulars	Quantity (Nos.)	Value (Rs.)
Tablets		
Opening Stock	20,228,638	102,997,139
Purchase	247,002,485	1,257,650,127
Sales	256,517,431	1,549,560,502
Closing Stock	10,713,692	138,419,798

In the case of Indraprastha Medical Corporation Limited, materials consumed are of varied nature and include items of food, beverages, medical consumables etc., Therefore it is not feasible to give the details as required under part II of schedule VI to the Companies Act, 1956.

29. The Company has been exempted from publishing the financial statements for six of its subsidiaries which are required to be attached to the company's accounts,under Sec.212(1) of the Companies Act, 1956 for the financial year ended 31.03.2008.

30. In the process of acquiring Apollo Gleneagles Hospitals Limited (AGHL) in Kolkata , Apollo Hospitals Enterprise Limited had initially invested Rs.3 crores [Rs.0.5 crores towards equity and Rs.2.5 crores to discharge other liabilities of AGHL , erstwhile Duncan Gleneagles Hospital Limited (DGHL)] to acquire 50.26% holding in the DGHL (subsequently reduced to 49%,now increased to 50%). AGHL assigned an unsecured debt of Rs.17.6 crores existing in its books to Apollo Hospitals Enterprise Limited. As a measure of prudence, this amount is not recognized as an advance or investment in the books of Apollo Hospitals Enterprise Limited currently and will be accounted for as and when the amount(s) are received.

31. General Information

(a) Apollo Hospitals Enterprise Limited

On review of the operations of setting up the Hospital in Noida, the Company has re-assigned the lease agreement between itself and the lessor to its associate, Indraprastha Medical Corporation Limited by extinguishing its rights and privileges in the original lease deed dated 27.10.2001.

(b) Western Hospitals Corporation Private Limited

The Company was incorporated on 16th October 2006. The Company has not commenced its commercial operations as at 31st March 2008. Hence no profit & loss account has been prepared. Instead a schedule of preoperative expenses has been prepared.

(c) Joint Venture with Birla Wellness and Healthcare Private Limited

On 21st January 2008, the Company has entered into a 50:50 Joint Venture agreement with Birla Wellness and Healthcare Private Limited to set up a joint venture company for setting up a super speciality hospital facility with a capacity of 200 beds in Thane, Maharashtra. In this regard as per the JV agreement, the Company has to initially contribute an amount of Rs.100,000,000/- towards the share capital. However since the JV Company has not yet been set up as at 31st March 2008, no such investment has taken place as at that date.

(d) Apollo Health & Lifestyle Limited

Contrary to Clause (A) of policy E (Apollo Health & Lifestyle Limited) regarding 100% recognition of license fees on operational clinics, the Company in the year under review has recognized an income of Rs. 11.25 lakhs from unexpired obligations account. This amount being part of non-refundable license fee for non-operational clinics now being time barred, is recognized as income.

During the year under review, one of the franchisee M/s ALB Healthcare Pvt Ltd, Ghaziabad-UP has approached the court and obtained advanced stay petition citing reasons for non-performance of obligations under agreement for our legal notice sent to him on 23rd July 2007 in connection with outstanding dues. The matter is pending under arbitration.

(e) Imperial Hospital & Research Centre Limited

The Profit & loss account has been prepared for the period 01-09-2007 to 31-03-2008 since the commencement of operations started on 01-09-2007. Hence figures for the Previous year do not arise. Expenses to the tune of Rs. 25.65 lakhs has been capitalized as preliminary and pre-operative expenses and hence there is no impact on the Profit & Loss Account of the Company.

The Company acquired intangible assets being software for Rs. 29.27 lakhs in the previous years and the same along with current year additions has been treated as a deferred revenue expenditure and is being written off over a period of 5 years from the year of commencement of commercial operations.

(f) Indraprastha Medical Corporation Limited

a) The appeal filed by the company against

assessment of property tax by MCD, has been decided by the Additional District Judge, Delhi on 17th April, 2004 remanding the case to MCD for reassessment on the basis of directions set out in the said order.

The Company has provided Rs. 83,693,078/- (Rs. 83,693,078/-) against property tax liability up to 31st March 2004. The Company has been advised by their legal counsel that on the basis of facts and the directions given by the Honorable Judge, the Company's liability is not likely to exceed the amount provided for the said liability in the books of account.

Further the company has provided Rs.2,968,053/- (Rs.2,968,053/-) against property tax liability for the year ended 31st March 2008 as per unit area method of calculating the property tax.

b) Under the terms of the agreement between the Government of NCT of Delhi and the company, the Hospital project of the company has been put up on the land belonging to Government of NCT of Delhi. The Government of NCT of Delhi is committed to meet the expenditure to the extent of Rs. 154,780,000/- (Rs. 154,780,000/-) out of IMCL Building fund account (funds earmarked for the period) together with the interest thereon for construction of definite and designated buildings while the balance amount of the cost of the building will be borne by the Company. As at 31st March, 2008, the aforesaid fund, together with interest thereon amounting to Rs. 192,357,946/- (Rs. 192,357,946/-) have been utilized towards progress payments to contractors, advances to contractors, payments for materials, etc. The ownership of the building between Government of NCT of Delhi and the company will be decided at a future date keeping in view the lease agreement.

c) The company had filed application for determination of question of law under section 84 of the Delhi Value Added Act, 2004 (VAT) before the Commissioner, Trade and Taxes, Delhi (CTT) regarding the applicability of VAT to the hospital, inter alia, in respect of medicines and consumables administered by the hospitals in the course of medical treatment to its patients.

The CTT has vide its order dated 17th March 2006 in this regard held that VAT would be applicable to the hospitals in respect of the aforesaid. The company has preferred an appeal against aforesaid order of the CTT before Delhi VAT Tribunal. The matter is now pending before the Delhi VAT Tribunal.

d) Fixed Assets includes expenditure amounting to Rs. 65,891,438/- (Rs.63,176,181/-) on Building incurred by the company with setting up 57 bedded hospital at Noida (U.P). The hospital has been set up on land taken on lease from Noida Authority. The right of the lease deed has been acquired through an assignment deed in favour of the company by Apollo Hospitals Enterprise Limited who is the sub-lessee.

(g) Apollo Hospitals International Limited

Preliminary expenses incurred by the Company prior to its incorporation amounting to Rs. 101,400/- was written off in the previous year.

(h) Apollo Health Street Limited

(i) Acquisition of subsidiary Zavata Incorporated

Effective August 29, 2007 Armanti Financial Services Incorporated, a subsidiary of AHSL, acquired 100% of the outstanding capital of Zavata Inc., a Company incorporated in the state of Delaware, USA. On acquisition of the stake in the acquired entity the excess of purchase price over the net assets acquired has been recorded as Goodwill. Transactions relating to Profit and Loss Account of the acquired entity have been included in the Consolidated Profit and Loss Account from the effective date of acquisition.

(i) The interest of AHSL in the net assets of the acquired entity and the resultant goodwill is as given below:

Particulars	Amount in USD	Amount in Rs.
Purchase consideration	154,895,445	6,191,170,937
Net assets as on the date of acquisition	11,817,525	472,346,475
Goodwill	**143,077,920**	**5,718,824,462**

(ii) Summary of post acquisition losses of the acquired entity included in the Consolidated Profit and Loss Account for the year ended March 31, 2008:

Particulars	Amount (Rs.)
Revenues	1,424,348,165
Expenses	1,530,865,154
Net loss considered in the Consolidated Financial Statements	**(106,516,989)**

(iii) The assets and liabilities of the acquired entity (excluding goodwill) included in the Consolidated Balance Sheet as at March 31, 2008

	Amount (Rs.)
Liabilities	
Loans	6,669,280,126
Assets	
Fixed assets (net)	140,431,317
Deferred tax (net)	91,931,000
Net current assets	618,078,653

(ii) Employee stock option plan

(A) Employee stock option plan 2005

The Company had instituted an employee stock plan in the financial year 2005-06 and had granted stock options to certain employees. The shareholder and Board of Directors approved the plan on April 14, 2005. The options vest over a period of three years and would be settled by issue of fully paid equity shares.

a)Key features of Employee stock option plan

Grant date	April 14, 2005		
Exercise price	10		
Exercise period	5 years from date of vesting		
Vesting schedule	**Date**	**Number of options**	
		March 31, 2008	**March 31, 2007**
	September 30, 2005	28,700	72,500
	March 31, 2006	19,500	105,500
	March 31, 2007	67,200	110,000
	March 31, 2008	36,000	48,000
		151,400	**336,000**

Stock options

	March 31, 2008	March 31,2007
Outstanding at the beginning of the year	336,000	414,000
Granted during the year	Nil	Nil
Forfeited/ surrendered during the year	30,200	78,000
Exercised during the year	154,400	Nil
Expired during the year	Nil	Nil
Exercisable at the end of the year	151,400	288,000
Outstanding at the end of the year	151,400	336,000
Weighted average remaining contractual life	3.82 years	4.51 years

b)Pricing of option	March 31, 2008
Fair value of option at grant date	2.53
Option pricing model used	Black Scholes Model
Inputs to the model:	
a) Average share price	10
b) Exercise price	10
c) Expected volatility- Unlisted Company	0%
d) Risk free interest rate	6%
e) Weighted average option life	5 years

The Company accounts for compensation cost in respect of its stock options using intrinsic value method. Had the Company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31, 2008 would have been higher by Nil (March 31, 2007 Rs.33,947/-) and the loss for the year would have been higher by Nil (March 31,2007 Rs.33,947/-).

(B) Employee stock option plan 2006

The Company instituted employee stock option plan 2006. The shareholders and the board of directors approved the plan on October 20, 2006 which provided for the issue of 1,100,850 stock options to certain employees. The scheme follows a graded vesting schedule over a period of three years and would be settled by issue of fully paid equity shares.

a)Key features of employee stock option plan

Grant date	October 20, 2006		
Exercise price	98		
Exercise period	5 years from date of vesting		
Vesting schedule (A)	**Date**	**Number of options**	
		March 31, 2008	**March 31, 2007**
	October 19, 2007	440,337	450,025
	October 19, 2008	226,970	240,250
	October 19, 2009	384,580	410,575
		1,051,887	**1,100,850**

Stock options

	March 31, 2008	**March 31,2007**
Outstanding at the beginning of the year	1,100,850	Nil
Granted during the year	Nil	1,100,850
Forfeited/ surrendered during the year	44,513	Nil
Exercised during the year	4,450	Nil
Expired during the year	Nil	Nil
Exercisable at the end of the year	440,337	Nil
Outstanding at the end of the year	1,051,887	1,100,850
Weighted average remaining contractual life	5.50 years	6.52 years

b)Pricing of option	**March 31,2008**
Fair value of option at grant date	32.70
Option pricing model used	Black Scholes Model
Inputs to the model:	
a) Average share price	108
b) Exercise price	98
c) Expected volatility- Unlisted Company	0%
d) Risk free interest rate	6.81%
e) Weighted average option life	4 years

The Company accounts for compensation cost in respect of its stock options using intrinsic value method. Had the Company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31,2008 would have been higher by Rs.10,887,688/- (March 31, 2007 Rs.7,182,085/-) and the loss for the year would have been higher by Rs.10,887,688/- (March 31, 2007 Rs.7,182,085/-)

(C) Employee stock option plan 2006 - Plan II

The Company instituted employee stock option 2006 - Plan II. The shareholders and the board of directors approved the plan on March 16, 2007 which provided for the issue of 97,350 stock options to certain employees. The options vest over a period of three years and to be settled by issue of fully paid equity shares.

a)Key features of employee stock option plan

Grant date	March 16, 2007		
Exercise price	154		
Exercise period	5 years from date of vesting		
Vesting schedule	**Date**	**Number of options**	
		March 31, 2008	**March 31, 2007**
	March 15, 2008	7,595	9,735
	March 15, 2009	15,190	19,470
	March 15, 2010	53,165	68,145
		75,950	**97,350**

Stock options

	March 31, 2008	March 31,2007
Outstanding at the beginning of the year	97,350	Nil
Granted during the year	Nil	97,350
Forfeited/ surrendered during the year	21,400	Nil
Exercised during the year	Nil	Nil
Expired during the year	Nil	Nil
Exercisable at the end of the year	7,595	Nil
Outstanding at the end of the year	75,950	97,350
Weighted average remaining contractual life	6.56 years	7.56 years

b) Pricing of option	**March 31, 2008**
Fair value of option at grant date	40.81
Option pricing model used	Black Scholes Model
Inputs to the model	
a) Average share price	154
b) Exercise price	154
c) Expected volatility - Unlisted Company	0%
d) Risk free interest rate	8%
e) Weighted average option life	4 years

The Company accounts for compensation cost in respect of its stock options using intrinsic value method. Had the Company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31, 2008 would have been higher by Rs.1,317,084/- (March 31,2007 Rs.69,080/-) and the loss for the year would have been higher by Rs.1,317,084/- (March 31, 2007 Rs.69,080/-)

(D) Apollo Employees-Accelerated stock option plan

The Company instituted Apollo Employees-Accelerated stock option plan. The shareholders and the board of directors approved the plan on July 20, 2007 which provided for the issue of 325, 000 stock options. The options vest over a period of one month and are to be settled by issue of fully paid equity shares.

a) Key features of employee stock option plan

Grant date	July 20,2007
Exercise price	250
Exercise period	5 years from date of vesting
Vesting schedule	30 days from the date of grant

Stock options

	March 31,2008
Outstanding at the beginning of the year	Nil
Granted during the year	325,000
Forfeited/ surrendered during the year	Nil
Exercised during the year	500
Expired during the year	Nil
Exercisable at the end of the year	324,500
Outstanding at the end of the year	324,500
Weighted average remaining contractual life	4.32 years

b) Pricing of option	**March 31, 2008**
Fair value of option at grant date	18.52
Option pricing model used	Black Scholes Model
Inputs to the model	
a) Average share price	250
b) Exercise price	250
c) Expected volatility - Unlisted Company	0%
d) Risk free interest rate	8%
e) Weighted average option life	1 year

The Company accounts for compensation cost in respect of its stock options using intrinsic value method. Had the Company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31, 2008 would have been higher by Rs.6,019,000/- (March 31, 2007 Rs. Nil) and the loss for the year would have been higher by Rs.6,019,000/- (March 31,2007 Rs. Nil)

(E) Employee stock option plan 2007

The Company instituted employee stock option 2007. The shareholders and the board of directors approved the plan on August 14, 2007 which provided for the issue of 297,000 stock options to certain employees. The options vest over a period of three years and to be settled by issue of fully paid equity shares.

a) Key features of employee stock option plan

	March 31, 2008	
Grant date	August 14, 2007	
Exercise price	154	
Exercise period	5 years from date of vesting	
Vesting schedule	**Date**	**No. of options**
	August 13,2008	1,27,000
	August 13,2009	85,000
	August 13,2010	85,000
	Total	**297,000**

Stock options

	March 31, 2008
Outstanding at the beginning of the year	Nil
Granted during the year	297,000
Forfeited/ surrendered during the year	Nil
Exercised during the year	Nil
Expired during the year	Nil
Exercisable at the end of the year	Nil
Outstanding at the end of the year	297,000
Weighted average remaining contractual life	6.23 years

b) Pricing of option

	Vesting date		
	August 13, 2008	**August 13, 2009**	**August 13, 2010**
Fair value of option at grant date	117.97	127.75	136.81
Option pricing model used	Black Scholes	Black Scholes	Black Scholes
Inputs to the model:			
a) Average share price	250	250	250
b) Exercise price	154	154	154
c) Expected volatility - Unlisted Company	0%	0%	0%
d) Risk free interest rate	8%	8%	8%
e) Weighted average option life	2 years	3 years	4 years

The Company accounts for compensation cost in respect of its stock options using intrinsic value method. Had the Company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31, 2008 would have been higher by Rs.3,321,433/- (March 31, 2007- Rs.Nil) and the loss for the year would have been higher by Rs.3,321,433/- (March 31,2007 Rs. Nil)

(F) Proforma disclosures

The Guidance Note on 'Accounting for employee share based payments' ('Guidance Note') issued by ICAI establishes financial accounting and reporting principles for employees share based payment plans. The Guidance Note applies to employee share based payments, the grant date in respect of which falls on or after 1 April 2005. The Company follows the intrinsic value method to account compensation expense arising from issuance of stock options to the employees. Had compensation cost been determined under the fair value approach described in the Guidance Note, using the Black Scholes pricing model, the Company's net income and basic and diluted earnings per share would have been reduced to the proforma amounts as set out below:

	Year ended	
	March 31, 2008	**March 31, 2007**
Consolidated Net (loss)/income as reported	(244,777,136)	60,467,486
Less: Incremental Employee stock compensation expense	21,545,204	7,285,079
Proforma net (loss)/income	(266,322,340)	53,182,407
Basic earnings per share as reported	(11.36)	4.25
Diluted earnings per share as reported	(11.36)	4.12
Proforma basic earnings per share	(12.36)	3.74
Proforma diluted earnings per share	(12.36)	3.63

(iii) Finance Act 2007 requires payment of Fringe Benefit Tax (FBT) on stock option benefits provided to employees. FBT is payable on the date when stock option is exercised by the employees based on the fair market value on the date of vesting. Management has computed FBT expense of Rs.4,065,566/- for the current year allotments. However, as the money is recoverable from the employees, no provision has been made in the books.

(iv) Derivative instruments

a. As per the ICAI Announcement, accounting for derivative contracts, other than those covered under AS 11 and interest rate swaps, have been marked to market on a portolio basis, and the net loss amounting to Rs.555,898/- for the year ended March 31, 2008 is charged to profit and loss account.

b. As on March 31, 2008 the Company' subsidiary Apollo Health Street Inc had certain open interest rate swaps arrangements with banks, which were entered into solely for the purpose of hedging against interest rate fluctuations on certain long term borrowings of about $125 million with those banks. The borrowings are payable over a period of 5 years and the swap arrangements are also expected to subsist over the period. As on the balance sheet date, a "Marked to Market" valuation of the outstanding swaps indicates a notional loss of about $8 million (approximately Rs.32.30 crores) which loss has however, subsequently reduced to about $3.17 million (approximately Rs.13.61 crores) as at June 23, 2008.

Management has after careful consideration concluded that no provision is required to be made for the Marked to Market loss of Rs.32.30 crores as at the date of balance sheet since:

- The swap arrangements are purely for hedging purposes and not intended to be used for trading or speculative purposes;

- The loss on balance sheet date is entirely notional in nature, and does not require to be paid or settled as on that date.

- Being in the nature of interest rate hedge, the MTM on swaps are likely to have little or no impact on reported results over the period of the contracts.

c. Details of outstanding derivatives

31st March 2008

Particulars of derivatives	Purpose
Forward cover contract outstanding (Sell)	
USD 12,100,000	Hedge against receivables and expected receivables

Interest rate swaps

USD 40,000,000 (Notional amount)	Hedge against exposure to variable interest outflow on loans. Receive LIBOR and Spread of 2.75% as follows:	
	LIBOR	**Payment %**
	Is Less than or equal to Barrier i.e., from 2.20% to 5.00%	upto 28th Feb 2009 7.85% from 29th Feb 2009 8.85%
	Is greater than barrier and less than or equal to 5.25 (barrier ranges from 2.20% to 5.00%)	Upto 28th Feb 2009 - LIBOR rate +2.75% From 29th Feb 2009 LIBOR rate + 3.75%
	More than 5.25%	upto 28th Feb 2009 8.00% from 29th Feb 2009 9.00%
USD 40,000,000 (Notional amount)	Hedge against exposure to variable interest outflow on loans. Receive LIBOR and pay as follows:	
	LIBOR	**Payment %**
	Less than or equal to 3.10%	5.10%
	More than 3.10% and less than or equal to 6.25%	LIBOR rate
	More than 6.25%	6.25%
USD 45,000,000 (Notional amount)	Hedge against exposure to variable interest outflow on loans. Pay fixed rate of 7.60% and receive LIBOR plus 275 bps spread.	

March 31, 2008

Particulars of derivatives	Purpose
Forward cover contract outstanding (Sell)	
GBP 50,000	Hedge against receivables and expected receivables
USD 200,000	Hedge against receivables and expected receivables

Particulars of unhedged foreign currency exposure

As at March 31, 2008

	US $	Closing rate	Amount (Rs)
Sundry creditors	361,257	40.00	14,450,280
Cash balances	24,805	39.70	984,751
Other Advance	1,300	39.70	51,610
	GBP	**Closing rate**	**Amount (Rs)**
Sundry creditors	20,527	79.84	1,638,876
Cash balances	18,918	78.96	1,493,765

As at March 31, 2007

	US $	Closing rate	Amount (Rs)
Debtors	1,858,943	43.59	81,031,325
Sundry creditors	202,319	43.59	8,819,085
Cash balances	546,954	43.59	23,841,725
	GBP	**Closing rate**	**Amount (Rs)**
Debtors	51,979	85.53	4,445,764
Sundry creditors	6,296	85.53	538,497
Cash balances	19,866	85.53	1,699,139

(i) Unique Home Healthcare Limited

- Extra Ordinary items during the year 2007-08 = Nil (Rs. 15,280,631/-)
- As per Income Tax Act, 1961 the short term capital loss of Rs. 6,962,368/- (P.Y. 2006-2007) will be carried forward and set off against short term capital gains if any, within a period of 8 assessment years immediately succeeding the assessment year for which the loss was first computed. During the year short term capital gain of Rs. 114,923/- has been set off against the short term capital loss incurred during the year 2006-2007.
- The Company is still in the process of appointing the whole time Managing Director and whole time Company Secretary which is mandatory as per sec. 269 and sec. 383A of the Companies Act, 1956.

(j) Family Health Plan

The expenditure on the development of leasehold assets represents expenditure incurred by the company towards interior and temporary structure in the leased accommodation. The same is being written off over the primary period of lease.

(k) Apollo Gleneagles Hospitals Limited

- In view of the nature of activities carried out by the Company, it is not practicable to furnish quantitative and other details other than those given above in respect of consumption, purchase, sales as required in terms of Para 3, 4C and 4D of Part II of Schedule VI of the Companies Act, 1956.
- The Company has substantial accumulated losses at the year end. However these accounts have been prepared on the assumption that it will be able to continue as a going concern considering the financial and technical support from its promoters, expected growth in its performance and profitability in future years.
- The Company runs a diagonistic centre (the centre) independent of its hospital and therefore both the hospital as well as the centre has been considered by the management as two separate cash generating units (CGU's) for the purpose of determination of impairment in value of fixed assets. As required by Accounting Standard 28 on 'Impairment of Assets, the Company has carried out an assessment at the Balance Sheet date for ascertaining indications, if any, of other impairment loss/reversal of impairment loss recognised in earlier years. In view of the management no such indications exist as on 31st March 2008.
- Buildings of Rs 20,009,778/- (Net) (Previous year 20,429,674/- (Net))

pertaining to diagnostic center at Gariahat include the cost of land pending allocation/ ascertainment of cost attributable there against.

- In the opinion of the Board of Directors, unless otherwise stated, the current assets and loans and advances have the value at least equal to the amount at which these are stated in the balance sheet, if realized in the ordinary course of the business, and adequate provisions for all known liabilities have been made and are not in excess of the amount reasonably required in this respect.

- Certain debit and credit balances including debtors, creditors including deposits, unsecured loans from body corporate, bank balances and loans and advances etc are subject to confirmation and reconciliation and consequential adjustments, if any, arising there from.

- Addition to Plant & Machinery include Rs. 26,15,163/- being contribution towards cost of service (owned by electricity service provider) which is amortised on straight line basis over a period of 36 months.

- From the current year, value of linen has been decided to be charged out as and when purchased. The said item hitherto was charged out over the period of 36 months from the month of purchase. Consequently, the loss for the year and the accumulated losses as on 31.03.2008 are higher and value of inventory is lower by Rs. 12,42,622/- (Nil)

(I) Apollo DKV Insurance Company Limited

Encumbrances

The company has all the assets within India and assets are free from encumbrances.

Commitments made and outstanding for:			**(Amount in Rs. '000)**	
Particulars		**As at 31.03.08**		**As at 31.03.07**
Loans		NIL		N.A
Investments		NIL		N.A
Fixed Assets		1,116		Nil
Claims, less reinsurance paid to claimants:			(Amount in Rs. '000)	
Class of Business	**In India**		**Outside India**	
	As at 31.03.08	**As at 31.03.07**	**As at 31.03.08**	**As at 31.03.07**
Miscellaneous	322	N.A	Nil	N.A
Age-wise breakup of claims outstanding:			(Amount in Rs. '000)	
Class of Business	**Outstanding for more than six months**		**Outstanding for six months or less**	
	As at 31.03.08	**As at 31.03.07**	**As at 31.03.08**	**As at 31.03.07**
Miscellaneous	Nil	N.A	804	N.A
Claims Settled and remaining unpaid for a period of more than six months:			(Amount in Rs. '000)	
Class of Business		As at 31.03.08		As at 31.03.07
Miscellaneous		Nil		N.A
(a) Premium less reinsurance written during the year :			(Amount in Rs. '000)	
Class of Business	**In India**		**Outside India**	
	Year ended 31.03.08	**Period ended 31.03.07**	**Year ended 31.03.08**	**Period ended 31.03.07**
Miscellaneous	25,222	N.A	Nil	N.A
(b) No premium income is recognized on "varying risk pattern" basis.				
Extent of risk retained & reinsured:				
Class of Business	**Risk Retained**		**Risk Reinsured**	
	Year ended 31.03.08	**Period ended 31.03.07**	**Year ended 31.03.08**	**Period ended 31.03.07**
Miscellaneous	85%	N.A	15%	N.A
Value of Contracts in relation to Investments:			(Amount in Rs. '000)	
Particulars		**As at 31.03.08**		**As at 31.03.07**
Purchase where deliveries are pending		20,000		Nil
Sales where payments are overdue		Nil		Nil

All the investments held by the Company are performing assets.

The Company does not have any investment property as at March 31, 2008.

The investments as at year end have not been allocated into Policy Holders & Shareholders as the same are not earmarked separately.

In pursuant to circular 067 dated 28 March 2008 issued by IRDA, following operating expenses are separately disclosed:

Amount in '000

Operating expenses	Year ended 31.03.08	Period ended 31.03.07
Outsourcing Expenses	1,743	-
Marketing Support	58,475	-
Business Promotion	1,211	-

Insurance regulatory and Development authority (Obligations of Insurers to Rural or Social Sectors) Regulations 2002:

Since the Company has commenced operations in 2nd half of the Financial year 2007-08, i.e. less than six months as at 31st march 2008, no rural and social sector obligations are applicable as per notification No. IRDA/Reg./2/43/2008 dated 25.1.2008.

Disclosure of Fire and Marine Revenue accounts

As the company operates in single business segment viz. Miscellaneous (sub Class Health insurance) the reporting requirements as prescribed by IRDA with respect to presentation of Fire and Marine Insurance revenue accounts are not applicable.

Accounting Ratios prescribed by the IRDA in its circular dated 29th April 2003 is provided as under:

Performance Ratios	2007-2008 (in times)	2006-2007 (in times)
Gross Premium growth rate	N.A	N.A
Gross Premium to shareholders funds ratio	0.04	N.A
Growth rate of shareholders funds	365.92	N.A
Net retention Ratio	0.85	N.A
Net Commission Ratio	0.13	N.A
Expenses of Management to Gross direct Premium	10.68	N.A
Combined Ratio	10.87	N.A
Technical reserves to net premium Ratio	0.97	N.A
Underwriting balance Ratios	(12.67)	N.A
Operating Profit Ratio	(11.03)	N.A
Liquid Assets To liability Ratio	5.22	N.A
Net earning Ratio	(11.24)	N.A
Return on net Worth	(0.79)	(1.25)
Reinsurance Ratio	0.15	N.A

Summary of Financial Statements prescribed by the IRDA in its circular dated 29th April 2003 is provided as under:

(Amount in Rs '000)

S. No.	Particulars	2007-2008	2006-2007
1.	Gross Premium Written	29,673	N.A
2.	Net Earned Premium Income	2,814	N.A
3.	Income from Investments (net)	100	N.A
4.	Other Income	-	-
5.	**Total Income**	**2,914**	**-**
6.	Commissions (Net of Reinsurance)	3,329	N.A
7.	Brokerage	-	N.A
8.	Operating Expenses	316,793	N.A
9.	Claims, increase in Unexpired Risk reserve & Other Outgoes	2,474	N.A
10.	Operating Profit/Loss	(319,682)	N.A
11.	Total Income Under Shareholders Account	38,223	(2,414)
12.	Profit /(loss) before tax	(281,459)	(2,414)
13.	Provision for Tax	(1,958)	(58)
14.	Profit/(loss) after tax	(283,417)	(2,472)
	Miscellaneous		
15.	Total Fund	719,659	(1,972)
	Total Investments	593,223	-
	Yield on investments	8.49%	N.A
16.	Paid Up Equity Capital	1,005,548	500
17.	Net Worth	719,659	(1,972)
18.	Total Assets	862,318	18,202
19.	Yield on total investments	8.49%	N.A
20.	Earning Per Share (Rs.)	(3.76)	(148.32)
21.	Book value per Share (Rs.)	7.16	(39.44)
22.	Total Dividend	Nil	Nil
23.	Dividend per share	Nil	Nil

32. Managerial Remuneration

Apollo Hospitals Enterprise Limited

Particulars	31.03.2008 (Rs.)	31.03.2007 (Rs.)
Profit before Managerial Remuneration	1,571,739,349	1,447,552,893
Add: Provision for Bad debts	3,832,000	6,738,817
Add: Loss on sale of Assets and Investments	6,331,976	5,058,331
Add: Wealth Tax	899,376	706,659*
Less: Profit on sale of assets & investments	81,852,095	325,210,596
Divisible Profit to Managerial Remuneration	1,500,950,606	1,134,139,445
Chairman's Remuneration (5% of profits)	69,009,223	52,144,342
Managing Director's Remuneration (2% of profit)	27,603,689	20,857,737
Executive Director Finance (1.25% of profit)	17,252,306	13,036,086
Executive Director Operation (0.50% of profits)	6,900,922	5,214,434
Commission to Non Executive Directors	5,182,192	5,236,986

* Not considered for calculation of managerial remuneration in the previous year.

Name of the Company	2007-2008 (Rs.)	2006-2007 (Rs.)
Imperial Hospital & Research Centre Limited	1,320,000	960,000
Apollo Hospitals International Limited	-	1,070,000
Apollo Gleneagles Hospitals Limited	3,487,000	2,244,000
Indraprastha Medical Corporation Limited	9,558,700	3,074,027
Apollo DKV Insurance Company Limited *	1,547,000	-

* The managerial remuneration is in accordance with the approval accorded by the special resolution passed at annual general meeting. A copy, of the said resolution is filed along with application to IRDA for approval as required under section 34A of the Insurance Act, 1938. IRDA approval is awaited as on date.

33.Earnings Per Share

Particulars	31.03.2008 (Rs.)	31.03.2007 (Rs.)
Profit before extraordinary items attributable to equity shareholders (Amount Rs.) (A1)	771,635,061	675,627,529
Weighted Average Equity shares outstanding during the year.(Nos) (B1)	54,669,810	50,969,016
Basic earnings per share before extra- ordinary item (A1/ B1)	14.11	13.26
Convertible Equity Warrants issued (C1)	3,099,157	1,550,000
Weighted Average Equity Shares outstanding for Diluted Earnings per Share. (Nos) (D1)	56,915,869	51,795,706
Diluted earnings per share before extra- ordinary item (A1/ D1)	13.56	13.04
Profit after extraordinary items attributable to equity shareholders (Amount Rs.) (A)	771,635,061	1,000,695,978
Weighted Average Equity shares outstanding during the year.(Nos) (B)	54,669,810	50,969,016
Basic earnings per share after extra- ordinary item (A/B)	14.11	19.63
Convertible Equity Warrants issued during the year (C)	3,099,157	1,550,000
Weighted Average No of Shares for Diluted Earnings per Share. (Nos) (D)	56,915,869	51,795,706
Diluted earnings per share after extra- ordinary item (A/ D)	13.56	19.32

34. Consumption of Materials

Particulars	2007-2008 Value(Rs.)	%	2006-2007 Value (Rs.)	%
Total Consumption of Materials	7,200,183,990	100.00	5,542,044,698	100.00
Indigenous Materials	7,148,695,506	99.28	5,500,373,420	99.25
Imported Materials	51,488,484	0.72	41,671,278	0.75

(Consumption relates to items used for medical services only.)

35. Audit Expenses

Particulars	2007-2008 (Rs.)	2006-2007 (Rs.)
Audit Fees @	3,832,780	3,839,003
Tax Audit @	863,220	778,170
Other Services @	596,710	6,513,437
Other Expenses	353,051	337,247
TOTAL	**5,645,761**	**11,467,857**

@ Inclusive of Service Tax

36. In respect of the Income Tax claims of Rs. 2,974.50 Lacs (Rs. 1,786.44 Lacs) by the Income Tax Department, the amount is under contest.

37. National Saving Certificates shown under investments are pledged with the Chief Ration Officer, Government of Andhra Pradesh.

38. Consolidated Segment Reporting

(Rs.in Million)

Particulars	31.03.2008	31.03.2007
1.Segment Revenue		
(Net sales / Income from each Segment)		
a) Hospitals	10,294	8,207
b) Retail Pharmacy	2,020	1,313
c) Others	110	69
Sub - Total	**12,424**	**9,589**
Less :		
Intersegment Revenue	24	23
Net sales / Income from operations	**12,400**	**9,566**
2. Segment Results		
(Profit / (Loss) before Tax and interest		
from each segment)		
a) Hospitals	1,816	1,279
b) Retail Pharmacy	(88)	(11)
c) Others	(31)	13
Sub - Total	**1,697**	**1,281**

(Rs.in Million)

Particulars	31.03.2008	31.03.2007
Less :		
(i) Interest (Net)	382	270
(ii)Other un-allocable expenditure net of		
un-allocable income	126	96
Profit Before Tax and Extraordinary item	1,189	914
Add: Extra Ordinary Item	-	310
Profit Before Tax	1,189	1,224
Less :		
(i) Current tax	385	290
(ii) Tax for earlier years (net)	14	33
(iii) Deferred tax liability	19	34
(iv) Fringe Benefit tax	24	16
Add:		
Deferred Tax Asset	(68)	(48)
Profit After Tax before Minority Interest	**814**	**899**
Less : Minority Interest	(39)	-
Add : Share of Associates' Profits	(83)	55
Net Profit Relating to the Group	**771**	**954**
3. Segment assets		
a) Hospitals	19,310	12,564
b) Retail Pharmacy	907	403
c) Others	586	201
Total	**20,803**	**13,167**
Unallocated Corporate Assets	1,314	1,037
Goodwill on consolidation	237	246
Deferred Tax Asset	143	75
Miscellaneous Expenditure	3	8
Total Assets as per Balance Sheet	**22,499**	**14,533**
4.Segment liabilities		
a) Hospitals	7,403	5,186
b) Retail Pharmacy	25	21
c) Others	65	17
Total	**7,493**	**5,224**

(Rs.in Million)

Particulars	31.03.2008	31.03.2007
Unallocated Corporate Liabilities	1,063	832
Shareholders Funds	12,992	7,541
Minority Interest	338	342
Deferred Tax Liability	613	594
Total Liabilities as per Balance Sheet	**22,499**	**14,533**
5.Segment capital employed		
a) Hospitals	11,907	7,377
b) Retail Pharmacy	882	382
c) Others	520	183
Total	**13,310**	**7,943**
6.Segment capital expenditure incurred		
a) Hospitals	2,879	975
b) Retail Pharmacy	201	49
c) Others	30	1
Total	**3,111**	**1,025**
7.Segment Depreciation		
a) Hospitals	393	398
b) Retail Pharmacy	20	8
c) Others	6	2
Total	**419**	**408**
8.Segment Non-cash expenditure		
(excluding Depreciation)		
a) Hospitals	23	16
b) Retail Pharmacy	-	-
c) Others	-	-
Total	**23**	**16**

39. Increase in Authorised Share Capital of the Company during the year is nil. However, during the previous year 2006-2007, there was an increase in Authorised Share Capital of Rs. 150,000,000/- comprising of 15,000,000 equity shares of Rs. 10/- each.

40. The Company has no suppliers who fall into the category of Micro, Small and Medium Enterprises as defined in "The Micro, Small and Medium Enterprises Development Act, 2006". Hence there is no amount due to Micro, Small and Medium Enterprises for the financial year ended 31st March 2008 (Nil).

Indraprastha Medical Corporation Limited

The Company is in the process of identifying the creditors which are covered under the Micro, Small and Medium Enterprises Development Act, 2006. Pending such determination, the amount due to any such enterprise including interest thereon has not been separately ascertained and thereby not disclosed in the Balance Sheet.

41. In the case of Apollo DKV Insurance Company Limited, the financial statements has been rounded off to the nearest rupees and the same has been considered for consolidation.

42. Figures of the current period and previous year have been rounded off to the nearest rupee.

43. Figures in brackets relate to the figures for the previous year.

44. Previous year figures have been regrouped and reclassified wherever necessary to conform to current years classification.

45. Where disclosures have not been made by subsidiaries, associates or joint ventures in their independent Notes, the figures relate to those of the parent company alone.

46. All figures in the Notes with respect to Subsidiaries, Joint Ventures and Associates are gross figures as detailed in their independent notes to accounts and not adjusted as per the requirements of Accounting Standard 21-Consolidated Financial Statements, Accounting Standard 23 - Accounting for Investment in Associates in Consolidated Financial Statements and Accounting Standard 27-Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India (ICAI).

As per our report annexed

For M/s. S Viswanathan
Chartered Accountants

V C Krishnan
Partner
(Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 24th June 2008

For and on behalf of the Board of Directors

S K Venkataraman
Chief Financial Officer &
Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director- Finance

Consolidated Cash Flow Statement for the year ended 31st March 2008

	31.03.2008		31.03.2007	
	Rs.	Rs.	Rs.	Rs.
A Cash Flow from operating activities				
Net profit before tax and extraordinary items		1,189,715,049		914,484,630
Adjustment for:				
Depreciation	516,753,401		407,536,197	
Loss on sale of assets	2,888,056		6,030,559	
Profit on sale of investments	(83,858,611)		(142,147)	
Interest paid	386,703,615		270,070,026	
Effect of Foreign Exchange Rate Fluctuations	11,747		-	
Miscellaneous Expenditure written off	22,882,577		27,018,917	
Investment written off	5,048,000		-	
Gratuity provision written back	-		(465,966)	
Provision for bad debts	4,461,212		9,634,785	
Interest & Dividend received	(171,473,580)		(71,480,992)	
Bad debts written off	39,438,211		59,622,456	
Liability & sundry balances Written back	(4,954,631)		(6,345,040)	
		717,899,997		701,478,795
Operating Profit before Working Capital Changes		1,907,615,046		1,615,963,425
Adjustment for:				
Trade or other receivables	(442,559,928)		(201,507,729)	
Inventories	(271,855,096)		(100,621,034)	
Trade payables	45,753,717		105,669,746	
Others	(279,133,410)		(73,839,040)	
		(947,794,717)		(270,298,057)
Cash generated from operations		959,820,329		1,345,665,368
Taxes paid		(481,577,035)		(428,253,970)
Cash flow before extraordinary items		478,243,295		917,411,398
Adjustments for Miscellaneous Expenditure written off		(3,988,137)		(3,745,704)
Net cash from operating activities		474,255,158		913,665,694

	31.03.2008		31.03.2007	
	Rs.	Rs.	Rs.	Rs.
B Cash flow from Investing activities				
Purchase of fixed assets		(2,244,037,458)		(2,015,213,640)
Pre-operative expenses		2,104,731)		(179,039,630)
Purchase of investments		(15,437,602,224)		(705,979,138)
Sale of investments		12,022,005,180		915,791,400
Sale of fixed assets		3,673,677		5,833,620
Interest & Dividend received		193,650,809		90,370,935
Cash flow before extraordinary item				
Sale of lanka shares		-		631,526,787
Extraordinary Item		-		(7,851,608)
Net cash used in Investing activities		(5,464,414,749)		(1,264,561,274)
C Cash flow from financing activities				
Membership fees		91,500		42,000
Proceeds from issue of share premium		4,094,022,687		303,394,189
Proceeds from issue of share capital		72,015,277		60,209,685
Proceeds from advance against share capital		77,099,995		68,595,250
Proceeds from long term borrowings		1,906,655,490		557,984,654
Proceeds from short term borrowings		2,100,654,556		1,004,485,569
Repayment of finance / lease liabilities		(2,273,572,177)		(818,587,776)
Dividend paid		(480,918,337)		(650,412,705)
Net cash from financing activities		5,496,048,991		525,710,866
Net increase in cash and cash equivalents (A+B+C)		505,889,400		174,815,287
Cash and cash equivalents (opening balance)		776,878,775		531,182,712
Cash and cash equivalents (Closing balance)		1,282,768,175		705,997,999
Cash and Cash Equivalents comprise of				
1) Cash Balances		34,444,582		28,047,033
2) Bank Balances		1,248,323,593		677,950,965
Total		**1,282,768,175**		**705,997,998**

Notes:
1. Previous year figures have been regrouped wherever necessary
2. Figures in bracket represent outflow.

As per our report annexed

For **M/s S Viswanathan**
Chartered Accountants

V C Krishnan
Partner Membership No. 22167
17 Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai - 600 004

Place : Chennai
Date : 24th June 2008

S K Venkataraman
Chief Financial Officer
& Company Secretary

For and on behalf of the Board of Directors

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Statement pursuant

to Section 212 of the Companies Act, 1956, relating to the Subsidiary Companies

Name of the Subsidiary Company	Unique Home Healthcare Limited	AB Medical Centres Limited	Samudra Health care Enterprises Limited	Apollo Hospital (UK) Ltd	Apollo Health and Lifestyle Limited	Imperial Hospitals & Research Centre Ltd
Financial Year of the subsidiary ended on	Mar 31, 08	Mar 31, 08	Mar 31, 08	Mar 31, 08	Mar 31, 08	Mar 31, 08
Date from which it become subsidiary Shares of subsidiary company held on the above date and extent of holding	5-Sept-98	19-Jul-01	29-Nov-05	8-Aug-05	12-Dec-02	18-Jan-06
i) Equity Shares	29,823,012	16,800	8,887,934	5,000	6,451,723	15,271,000
ii) Extent of Holding (%)	100	100	100	100	87.00	51.00
Net aggregate amount of profits/(losses) of the subsidiary for the above financial year so far as they concern members of Apollo Hospitals Enterprise Limited						
i) Dealt with	NA	NA	NA	NA	NA	NA
ii) Not Dealt with	5,005,469	4,438,881	6,305,031	INR(425,755) £(5,017)	18,980,000	(84,349,622)
Net aggregate amount of profits/(losses) of the subsidiary for previous financial years as far as it concerns members of Apollo Hospitals Enterprise Limited						
i) Dealt With	NA	NA	NA	NA	NA	NA
i) Not Dealt With	(9,890,220)	(2,659,382)	(79,235,042)	INR(418,773) £(4,912)	(15,433,561)	NA

for and on behalf of the Board of Directors

S.K. Venkataraman
Chief Financial Officer
& Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Place : Chennai
Date : 24th June 2008

Disclosure of Information Relating to Subsidiary Companies

(Pursuant to approval by Ministry of Company Affairs Under Section 212 (8) of the Companies Act, 1956 for the year ended 31st March 2008)

Rs.

PARTICULARS	UHHCL	ABMCL	SHEL	AHUKL	AHLL	IHRCL
Financial year ended	31/03/2008	31/03/2008	31/03/2008	31/03/2008	31/03/2008	31/03/2008
Country of Incorporation	India	India	India	UK	India	India
Share Capital	298,230,120	16,800,000	88,879,340	INR 397,299 £5,000	74,198,000	299,450,000
Share Application Money	-	-	149,500,000	-	-	-
Reserves	3,052,530	1,958,499	-	-	165,364,354	398,000,000
Loan Funds	84,536,843	10,466,130	-	-	175,000	1,056,440,849
Current Liabilities & Provisions	2,713,450	3,376,753	21,203,366	INR 805,961 £10143	34,959,689	218,245,610
Deferred Tax Liability	216,626	78,278	22,891,273		265,637	-
Total Liabilites	**388,749,569**	**32,679,660**	**282,473,979**	**INR 1,203,260 £15,143**	**274,962,680**	**1,972,136,459**
Net Fixed Assets	1,125,278	29,209,164	178,200,043		2,147,096	1,707,319,870
Capital work in progress	-	-	-		-	-
Net Intangible Assets	-	-	-		23,280,174	-
Investments	371,499,375	-	-		2,500,000	-
Current Assets, Loans & Advances	11,240,165	3,470,496	31,211,025	INR 414,303 £5,214	247,035,410	133,901,833
Debit Balance in Profit & Loss A/c.	4,884,751	-	72,930,011	INR 788,956 £9,929	-	84,349,622
Deferred Tax Asset	-	-			-	43,079,659
Miscellaneous Expenditure	-	-	132,900		-	3,485,475
Total Assets	**388,749,569**	**32,679,660**	**282,473,979**	**INR 1,203,260 £15,143**	**274,962,680**	**1,972,136,459**
Revenue / Income	10,202,518	7,277,824	88,251,658	INR 12,759 £155	84,264,352	238,862,269
Profit / (Loss) before Taxation	**5,827,360**	**6,022,715**	**6,466,667**	**INR (425,755) £(5,017)**	**21,522,008**	**(126,742,157)**
Deferred Tax Asset						
Provision for Taxation - Current	747,409	(1,650,000)	-	-	1,500,000	-
- Deferred	11,853	66,166	-	-	265,637	43,079,659
Fringe Benefit Tax	62,629	-	161,636	-	776,371	(-687,124)
Profit / (Loss) After Taxation	**5,005,469**	**4,438,881**	**6,305,031**	**INR (425,755) £(5,017)**	**18,980,000**	**(84,349,622)**
Proposed Dividend		-	-	-	-	-
Details of Investments		-	-	-	-	-
Quoted - Non Trade - Current		-	-	-	-	-
Quoted - Non Trade - Long Term	85,782,480	-	-	-	-	-
Unquoted - Subsidiaries	-	-	-		-	-
Unquoted Non Trade Others	285,716,895	-	-		2,500,000	-
Total Investments	**371,499,375**	-	-		**2,500,000**	-

Legend:
UHHCL: Unique Home Health Care Ltd
SHEL: Samudra Healthcare Enterprises Ltd
ABMCL: AB Medical Centres Ltd
IHRCL: Imperial Hospitals & Research Centre Ltd
AHLL: Apollo Health & Lifestyle Ltd
AHUKL : Apollo Hospital (UK) Ltd

Note : In respect of Apollo Hospitals (UK) Limited, the assets and liabilities are translated at closing rate of the reported period and Income and Expenses are translated at the average rate of the above reported period.

FOR THE KIND ATTENTION OF SHAREHOLDERS

a. Shareholders / Proxy holders attending the meeting should bring the Attendance slip to the meeting and hand over the same at the entrance duly signed.

b. Shareholders / Proxy holders attending the meeting are requested to bring the copy of the Annual Report for reference at the meeting.

Notes

Notes

25 Years

Apollo Hospitals

touching lives

Apollo Hospitals Enterprise Limited
Regd.Office: No 19, Bishop Gardens
Raja Annamalaipuram, Chennai - 600028.

Visit us at : www.apollohospitals.com

END